11/22

06018700

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Saskatchewan Wheat Pool

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05037

FISCAL YEAR 12/1/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

PROCESSED
NOV 2 4 2006
THOMSON
FI...

OICF/BY: dlw

DAT : 11/22/06

Ready to Grow



With a strong foundation, the Pool
is pursuing meaningful
opportunities for growth

POOL™

SASKATCHEWAN WHEAT POOL INC.

2006 ANNUAL REPORT

2006 Highlights

The Pool's operating segments generated fiscal **2006 EBITDA** of **$106 million** compared to $93 million last year.

Grain shipments rose **16%** to **8 million tonnes** in fiscal 2006.

Gross margin per tonne for fiscal 2006 **grew 8%** to **$20.26**.

Agri-products sales rose 5% for the year to **$540 million**.

Agri-food Processing sales were up 3% to **$122 million** for fiscal 2006.

Cash flow from continuing operations was **$54 million** for fiscal 2006, up from $47 million last year.

The Pool's **balance sheet** has **strengthened substantially** over the past two years.

Its **debt-to-equity ratio** was **24:76** at July 31, 2006 compared to 61:39 at July 31, 2004.



Ready to Grow

Saskatchewan Wheat Pool Inc. - AT A GLANCE

POOL OPERATIONS	AFFILIATES

Grain Handling and Marketing



The Pool has 42 state-of-the-art grain handling and marketing terminals and six specialty crop facilities strategically located in the prime agricultural regions of Western Canada.

The Pool operates as AgPro in Alberta and Manitoba.

Grains and oilseeds are shipped from the Prairies to destination customers through wholly owned port terminals in Vancouver and Thunder Bay.

The Pool has the most efficient network on the Prairies with 35% of the 100-car loading capacity.

Regina Seed Processors

Northgate Partners LLC

Prince Rupert Grain

Pacific Gateway Terminals Ltd. (PGTL)

Agri-products



The Pool operates one of Western Canada's largest agri-products retail marketing operations through 100 retail locations across the Prairies.

The Pool is the only grain company in Canada with its own plant breeding program through its Research and Development Unit located at the University of Saskatchewan.

Western Co-operative Fertilizers Limited (WCFL)

Interprovincial Co-operative Limited (IPCO)

ALLIANCES

Farm Credit Canada

John Deere Credit

Agri-food Processing



Can-Oat Milling Inc. is wholly owned and is the largest industrial oat miller in the world, with operations in Portage la Prairie, Manitoba, Martensville, Saskatchewan and Barrhead, Alberta.

The Pool has an interest in Prairie Malt Limited, located in Biggar, Saskatchewan, which processes barley into malt primarily for the brewing industry.

42.4% owned Prairie Malt Limited

2006 RESULTS

HANDLING VOLUMES
MILLIONS OF TONNES



Primary elevators
Port terminals
10,000
8,000
6,000
4,000
2,000
0
6.9
7.9
2005
2006

SEGMENT EBITDA
$ MILLIONS



70
60
50
40
30
20
10
0
60.5
2005
2006

SALES
$ MILLIONS



600
500
400
300
200
100
0
540.3
2005
2006

SEGMENT EBITDA
$ MILLIONS



45
40
35
30
25
20
15
10
5
0
27.0
2005
2006

SALES
$ MILLIONS



150
120
90
60
30
0
122.3
2005
2006

SEGMENT EBITDA
$ MILLIONS



20
15
10
5
0
18.4
2005
2006

2006 KEY HIGHLIGHTS

- Shipments were up 16% to 7.9 million metric tonnes (mmt).
- Wholly owned port terminal receipts were up 24%.
- Exports through Vancouver grew 38% to 3.6 mmt.
- The Pool, through their joint venture operations in Vancouver, created an additional one million tonnes (mt) of capacity annually through efficiency improvements.
- The Pool secured a multi-year supply agreement with Mitsui & Co., Ltd. to become one of Japan's primary suppliers of Pool-originated Canadian oilseeds.

- Total sales grew 5% in fiscal 2006 to $540 million.
- 4th quarter sales grew 6% to $341 million.
- 4th quarter EBITDA from the Pool's retail operation was $21 million compared to $18 million in last year's 4th quarter.

- Can-Oat Milling's sales rose 8% over last year.
- Can-Oat EBITDA grew 25% year-over-year.
- Can-Oat is expanding its Portage la Prairie plant to increase primary capacity to meet customer demands. This is a $12 million expansion.
- Can-Oat acquired ConAgra's oat-milling and barley processing facility located in Barrhead, Alberta, bringing Can-Oat's capacity to over 375,000 mt.

LETTER TO SHAREHOLDERS

4 Poised and Ready for Growth





LETTER TO SHAREHOLDERS: MAYO SCHMIDT

Fiscal 2006 has been an excellent year. It has positioned us precisely where we want to be. Poised and ready for growth, Saskatchewan Wheat Pool has a strong and flexible financial foundation and a team of executive managers and employees with a competitive spirit to take this organization to the next level. The agricultural industry in Western Canada has had many challenges over the past several years. Here, at the Pool, we have emerged a revitalized organization excited about our future. It is our commitment to customers, shareholders and industry partners to build on our momentum that will lead us into fiscal 2007 – a year, I believe, that holds much promise. It may be the beginning of profound change for our industry.

In our first year as a Canadian Business Corporation, we solidified our balance sheet. We successfully raised $55 million in proceeds through an equity offering and $100 million in proceeds through an 8% Senior Unsecured Notes offering. This cash, together with working capital, was used to redeem $150 million of 12% Senior Subordinated Notes in May 2006, two years in advance of the original maturity date. As a result, our long-term debt has declined by $50 million and our future annual interest costs have been cut by approximately $10 million.

Our financing activities resulted in the Pool having one of the most robust balance sheets in the industry. In fact, in just two years, our debt-to-equity ratio has improved from 61:39 at July 31, 2004 to 24:76 at July 31, 2006.

The financial results we achieved from our core operations of Grain Handling and Marketing, Agri-products retail and Can-Oat Milling were first rate in fiscal 2006. Each year presents different challenges and demands, and 2006 was no different. We had one of the largest crops in recent history; however, wet weather in late September hurt the quality of cereal grains. In December 2005, we signalled to the market that crop quality could potentially curb grain margins for the year. We took action immediately to identify ways to mitigate the impact. We focused on asset deployment and pipeline utilization through our Vancouver facility, and used blending and grain drying on the Prairies to help manage the product for our customers and maximize margins for our shareholders. By year end, our gross margin for Grain Handling and Marketing was up 8% year-over-year to $20.26 per tonne from $18.71 per tonne last year.

Total grain shipments rose 16% compared to last year, exceeding the 12% improvement posted by the industry as a whole. Port terminal receipts through our Vancouver terminal rose an impressive 38% to 3.6 mmt. This solid performance from Grain Handling and Marketing accounted for 57% of the Pool's operating EBITDA, or $61 million.

Agri-products sales rose 5% to $540 million in fiscal 2006 from $514 million last year, with our retail sales up 8% compared to fiscal 2005. Despite some challenges with fertilizer pricing and excessive spring moisture in northeast Saskatchewan, our Agri-products retail operations generated fourth quarter EBITDA of $21 million, up $3 million from the previous year's quarter. EBITDA from the Agri-products segment for the year, however, was $27 million, down from $39 million in fiscal 2005 due to increased retail competition and a lack of fertilizer price appreciation.

For the third consecutive year, our Agri-food Processing segment recorded higher sales and earnings, producing $18.4 million of the Pool's EBITDA in fiscal 2006, an improvement of 12% from the previous year. Can-Oat's contribution was up 25% over last year.

Fiscal 2006 was the third straight year of bottom line profits for the Pool. However, a number of one-time items and accounting charges offset our earnings improvement. Our earnings for the year without the one-time items were $17 million, which compares to $2 million last year. After one-time items, net earnings for the year were $0.5 million versus $12 million. The largest adjustments included a $15 million provision for an estimated pension settlement and a $12 million tax expense related to federal and provincial tax rate changes. A complete list of one-time items is outlined in Management's Discussion and Analysis, Section 7.2.

LETTER TO SHAREHOLDERS

The Pool is poised for growth, organically, through acquisition and strategic alliances.

After years of focusing on transformation processes and defensive tactics designed to improve every facet of our business, we are preparing for new opportunities.

At the beginning of the year, we set three priorities. These included:

1) Promoting additional efficiencies within our operations;
2) Exploring opportunities to grow our earnings base and increase our influence in the marketplace by expanding our products, services and customer relationships; and
3) Working with industry partners to design solutions that address overall system efficiencies and excess capacity in an effort to develop a sustainable long-term economic model that generates increased value for all stakeholders.

Our highly successful joint venture in Vancouver is a good demonstration of the results that can be achieved through a focus on efficiency, our first priority. Pacific Gateway Terminals Ltd. (PGTL) is now entering its second year of operation at the Port of Vancouver. The joint venture is an operating partnership with James Richardson International (JRI). By employing efficiency measures and combining years of operational expertise, we have improved the co-ordination of railcars to lower costs and reduce unload times. We have implemented processes to better utilize our collective storage capacity and we have increased throughput and productivity as a result. We have created one million metric tonnes (mmt) of additional capacity annually, an increase of 20%. Not only are the Pool and JRI reaping benefits from the partnership but, together, we have improved the flow of grain through the Vancouver export corridor. We share those benefits with western Canadian farmers, with our important destination customers, the Canadian Wheat Board (CWB) and Canada as a whole.

We have executed our strategy to grow our earnings base and product offerings at Can-Oat Milling and we will be

From a balance sheet perspective, the following initiatives were central to the Pool's success:

- On April 5, we issued 6.7 million common shares at a price of $7.50 to a syndicate of underwriters on a bought-deal basis. Net proceeds from the offering were $47.9 million.
- On April 6, we issued $100 million of 8% Senior Unsecured Notes due on April 8, 2013. Net proceeds to the Pool were $97.1 million.
- On May 5, we redeemed all outstanding 12% Senior Subordinated Notes for the full redemption price of $153 million.
- On May 9, the underwriters for the equity transactions exercised their over-allotment option and we issued 670,000 common shares at a price of $7.50 per share. Net proceeds were $4.8 million.
- Finally, on May 19, we issued just over one million common shares at a price of approximately $7.64 per share, pursuant to a private placement with Tokyo-based Mitsui & Co., Ltd., a global trading company operating in a broad spectrum of food and industrial markets.



taking similar steps in our other core businesses in the years to come. Can-Oat's $12 million expansion of its Manitoba-based Portage la Prairie plant, and its acquisition of ConAgra's oat milling facility in Barrhead, Alberta in June 2006, will increase their influence in the marketplace. Taken together, these two projects will give our internationally renowned oat miller a total milling capacity exceeding 375,000 mt annually.

Within each of our businesses, we are building momentum and positioning ourselves for long-term growth. Here, at home, we are expanding product and service offerings to producer customers to improve the value of their operations and to ensure we become their partner of choice. Our front-line employees are going beyond transaction-based business processes and are offering new and time-tested business solutions.

We launched new canola marketing contracts for farmers this year, providing them with tools to better manage their commodity pricing risk. We supported the launch with employee and producer training sessions at Pool facilities throughout the Prairies. Quality remained a priority and we increased the number of employees who have basic, intermediate and advanced grain grading skills. We launched new seed varieties and product bundles to secure farmers' business while providing them with attractive product offerings that are available through the Pool's integrated value chain. We re-established our commitment to the community through a new charitable donation, sponsorship and educational giving program.

The Pool remains open to new relationships, alliances and partnerships. In fact, relationships are at the core of who the Pool is. It is not necessary to grow only by building or expanding. By partnering with others in the industry, we can combine our expertise and create shared value. In fiscal 2006, we signed a sizable multi-year supply agreement with Mitsui & Co., Ltd. to become one of its primary suppliers of oilseeds into Japan. Through this enhanced commitment, we will enjoy even greater access to significant Japanese markets and solidify demand for


START FINISH

Growing a healthy workplace

The Pool's new Healthy Lifestyles Committee (HLC), established in December 2005, is helping employees and their families unlock their health potential.

"Achieve Your Goal" was a three-month event that challenged employees to improve their eating habits and/or lose weight.

The Employee Assistance Plan offers one-on-one counselling for employees and their families with a registered dietitian.

"Spring Into Summer" encouraged all Pool/AgPro employees to be active and to tabulate the number of days in May they exercised for 30 minutes or more.

In September, ten teams of Pool/AgPro employees participated in the Saturn Team Relay, a featured event at the annual Queen City Marathon in Regina.

Many HLC events provide awards and prizes but the real returns are immeasurable. It's a small investment that brings pride, accomplishment and, ultimately, good health.

Pool-originated Canadian commodities. We will continue to identify the right partners – whether they be buyers, suppliers or, in some instances, even competitors – who share the same vision for western Canadian agriculture and who are committed to improving the economic prospects of this very important Canadian industry.

This is a time of change for the industry. It is widely agreed there is a need for consolidation and efficiency improvements to ensure a strong and vibrant agricultural economy. There are simply too many market participants and we believe consolidation is an absolute necessity for the industry to survive for the long term. It will take creative thinking, an appetite for change and a shared vision among industry players and governments at all levels to create an efficient and profitable agricultural economy. If Canadian businesses are to grow vigorously and profitably over the long term and hold central leadership roles in the global economy, we need companies with the strategies, skills, resources and critical mass to compete on a world scale. The Pool intends to be one of those companies. We are willing to be the catalyst for that change.

Recent developments by the federal government may, in fact, be the first step in creating an environment that encourages efficient grain handling and logistical grain flow. Proposed changes to the CWB's monopoly would give farmers the freedom to market their wheat and barley through voluntary participation in the CWB's marketing program. A dual-market system would afford farmers the option of selling their wheat and barley to the CWB, through private companies such as the Pool, or directly to commodity processors. The Pool is positioned effectively in either environment to meet the needs of our farm customers. We do recognize a dual-market would allow grain companies to enhance the efficiency of the western Canadian grain transportation and logistics system. Already the most efficient on the Prairies, and regardless of how the CWB's future unfolds, the Pool's multi-car loading capability is a competitive advantage that positions us strongly to thrive.

Heading into a new year, the outlook for the Pool's business is positive. A good quality grain harvest and escalating commodity prices bode well for the industry. Commodity prices have improved due to tightening world supplies and poor yields and crop quality from countries such as Australia and the United States. Accordingly, we expect robust exports in fiscal 2007.



Southwest Saskatchewan is a remarkable mixture of farms, rolling ranchland and vibrant communities. The Pool is a leader in this market.

The Pool's Swift Current Market Centre terminals are strategically located throughout this region.

Manager Scott Guy's motto is simple: *"Get the rail cars, and we will fill them."* Like the movie *Field of Dreams* and the oft-quoted phrase *"build it, and they will come,"* Guy and his team have built relationships with farmers in their market areas and established a valuable customer base through their solid teamwork and customer-focused services and solutions.

Global requirements for agricultural crops will continue to intensify well beyond 2007. Existing markets are expanding and new markets are developing, driven in part by the prospect of increasing ethanol production in Canada, which will spark the need for additional high starch wheat varieties.

With Canada now among the countries mandating ethanol use, we anticipate our participation in the business, both as a grain supplier and value-added processor. Over the next few years, western Canadian farmers should begin to see significant demand from customers who want to ensure continued access to Canada's high-quality grains and oilseeds. End-users are likely to secure more acres under contract through companies, such as the Pool, in order to ensure they have access to the commodities they need to meet their processing requirements. This is likely to lead to competition for crops between traditional food customers and non-traditional industrial suppliers. The demand for new value-added products is on a strong upward trend – consistent with our plans to build the Pool over time from a grain handling and baseline agri-products company into a value-added processor and manufacturer, supported by high-quality grain and agri-products assets.

Key to the restructuring efforts of our recent past and the growth that we expect will define our future is our ability to execute on a carefully constructed plan. As a solutions company, our task is to understand the dynamics of our choices. Through critical and innovative thinking, we will seek sustainable and profitable growth and will be diligent in our analysis of potential investments whether they be acquisitions, joint ventures or other business alliances.

I would like to thank our Board of Directors, employees, shareholders, partners, customers and suppliers who have been instrumental in supporting the Pool's renewal and in helping us develop a strong foundation for the future. Our Company is now well positioned to move forward with confidence. We are ready to grow.



Mayo Schmidt, President and Chief Executive Officer



Formal meetings and plant visits by end-user delegations are important throughout the year to showcase the Pool's research and development capabilities, superior quality assurance programs, identity preservation, traceability programs and highly efficient infrastructure.

Members of Zenbakuren, a federation of Japanese barley processors, and representatives of Itochu Corporation, a major Japanese commodity trader, visited the Pool's Quality Assurance Lab. Their interests were in Prairie grown malt barley for use in a variety of food products and in feed barley for use in livestock products.

10 Growing Responsibly





CHAIRMAN'S LETTER: TERRY BAKER

Fiscal 2006 marked the Pool's first full year of operation as a public company under the *Canada Business Corporations Act*. I am pleased to report on our progress, which I believe clearly illustrates the Pool's commitment to effective governance under our new structure and our enduring commitment to the communities in which we operate.

Most significantly, in May we redeemed $150 million of Senior Subordinated Notes, which triggered the termination of a trust indenture between the Pool and its bondholders. As a result, we were free to move to the kind of traditional governance model typical of publicly held companies. Accordingly, the Lead Director position was eliminated and I assumed the duties of that office as Chairman of the Board. Douglas Kitchen, previously the Lead Director, continues to provide valuable input at the Board table as Vice-Chairman.

Thoughtful deliberation on the composition of our Board is required as we strive to achieve the highest level of corporate governance standards. We have developed a skill set matrix for our Board of Directors to guide this process. This tool is used to select Director candidates. We identify people who will drive our success along the value chain, from the producer to the end user.

Thomas Chambers is the most recent addition to the Board. He joined in May 2006 and is a member of our Audit and Compensation Committees. He served for 26 years as a Partner with PricewaterhouseCoopers LLP. Mr. Chambers is a graduate of the Institute of Corporate Directors Education Program and a former Chairman of its British Columbia branch. He brings to the Pool significant experience as a board member of public and private companies.

We also recognize the value that western Canadian producers bring to our operations and the insights they bring to the Board. The Western Farm Leadership Co-operative (FLC) is a producer-led organization, founded in November 2005 and funded by the Pool. FLC offers educational and training programs to help its 65,000 farmer members increase the value of their operations. FLC also provides local feedback to the Pool so we can work more effectively to deliver the programs and solutions that producers require. This organization participates in our governance processes by nominating four director candidates for consideration by our Nominating Corporate Governance Committee. I would like to acknowledge the contribution and passion of Mr. Leonard Haukeness, a leader from the farm community who will complete his tenure as a director in December.

As we prepare for growth, we will be mindful of the need to broaden the diversity of the Board and ensure the Board's composition better reflects our society. In addition, because we do business around the globe and many of our trading partners are located in the Pacific Rim, the Middle East and Europe, we are interested in obtaining Board



FLC members tour plots at Watrous

representation from these areas. Given the prospects for change to the CWB's mandate, enhancing the international expertise of our Board makes good sense.

Our Board assessment process has also been a focus for us in the last year. We instituted an in-depth system of peer evaluation for Directors, which complements a full-scale annual assessment of the Board, its Committees and senior management. We accelerated our Director education program. Each Director is expected to make use of his individual training budget to attend programs focused on areas such as corporate governance, financial literacy, or industry specific matters. Our Directors possess outstanding credentials. They are all members of the Institute of Corporate Directors and we remain committed to continuing education to foster governance excellence.

Share ownership helps align the interests of Directors and management with those of investors. Accordingly, at the beginning of fiscal 2006, we established a policy stipulating that all Directors hold at least $150,000 of Pool shares within five years. Some Directors immediately moved to that ownership level. A minimum of 40% of all Director compensation is paid in deferred share units, which build toward the prescribed investment level. The units vest only when Directors leave the Board. Guidelines for the Pool's executive management team were also established in December 2005, with the CEO's ownership requirement set at four times base salary, the Chief Financial Officer's at two year's of base salary and the Vice-Presidents' and Treasurer's obligations at one year of base salary. Any individual who is promoted or hired into one of these positions has five years to meet the ownership guidelines.

The Board also took action to reaffirm our commitment as a company to our deeply held sense of social responsibility. We have set our annual charitable and sponsorship contributions objective at 1% of earnings before taxes.

Our corporate sponsorship program targets initiatives that promote healthy lifestyles, wellness programming, and environmental and safety initiatives. In addition to corporate donations, we match employee contributions to these causes, up to defined levels. We have established a Healthy Lifestyles Committee for employees, which promotes increased physical activity and wellness choices. As well, we have increased our commitment to educational institutions by matching donations made by our executive management team.

We have been a longstanding founding supporter of the Institute of Agricultural, Rural and Environmental Health at the University of Saskatchewan. In addition, the Pool recently became a Founding Chair of the Canadian Centre for Health and Safety in Agriculture at the University of Saskatchewan, a national centre for excellence focused on agriculture-related health and safety issues. We pledged $125,000 to support research on injuries, disease and chemicals use among farmers, grainworkers, and others in related industries.

We have pledged $75,000 to the Rawlco Centre for Mother Baby Care at the Regina General Hospital. This will be one of the best units of its kind in Canada, ensuring excellent newborn care in a comfortable and home-like environment.

While much has changed at the Pool in the past few years, our values remain the same. We set out not only to create an effective governance framework for the future but also to retain the


$75,000.00
POOL
President and CEO Mayo Schmidt presents a cheque to Howard Crofts of the Hospitals of Regina Foundation

strengths of our heritage. In our view, doing what is right and doing what is good for the Company are one and the same. Our social awareness and dedication is based on our agricultural roots and our belief in strong communities. With the Company now on solid financial ground we can and will increase our contributions, especially on the Prairies where our business began and will continue to thrive.

We are making commitments to agriculture by developing innovative solutions and sharing the benefits with our customers and rural residents. We have established a long-term strategic relationship with VCom Inc. to expand high-speed technology to the Pool, its farm customers and communities throughout Saskatchewan. Our seven-year agreement covers the extension of a wireless network to more than 100 of the Pool's grain marketing and agri-products centres. This is the first step in a comprehensive strategy that will position the Pool's growers with access to real-time information necessary to make the most of their marketing opportunities. We are providing solutions that extend well beyond farming, allowing the Pool to evolve from a product and service provider to an incentive-driven, relationship-based partner.

Our social awareness and dedication is based on our agricultural roots and our belief in strong communities.

Our Company will grow in a deliberate and measured fashion. We will take into account not just the Pool's risk/reward potential but also the implications for producers and global agriculture. We will evaluate every opportunity against criteria aimed at ensuring that we grow in a reasonable, responsible and rational manner. We are confident that we have the right team and the right systems to maximize the Pool's achievements. Today we are ready to grow and we have many attractive options to assess. We are determined to choose the right path to create an exciting future for the Pool and its stakeholders.

Terry Baker, Chairman of the Board



BOARD OF DIRECTORS



Terry Baker

Chairman of the Board

Terry Baker has served on Saskatchewan Wheat Pool's Board of Directors since 2001. He is a member of the Saskatchewan Beef Marketing Deductions Board and is an Executive Committee member of the Crop Nutrients Council. Mr. Baker holds a civil engineering degree from the University of Saskatchewan, and recently completed the Directors Education Program offered by the Institute of Corporate Directors Corporate Governance College. His family operates a mixed farm near Denzil, SK.



Douglas Kitchen 3

Vice-Chairman of the Board

Douglas Kitchen of Nashville, Tennessee, is Managing Director of Rosenthal Collins, a major futures clearing and execution firm and foreign exchange dealer in Chicago. He joined the Pool's Board in July 2000 as an outside advisor. Mr. Kitchen is Vice-Chairman of the Board of the National Futures Association, the regulatory agency for the futures industry in the United States. He is a graduate of Kansas State University with specialties in agriculture and business, and is a Trustee of the Kansas State University Foundation.



Ryan Anderson 1

Director

Ryan Anderson has been a member of Saskatchewan Wheat Pool's Board of Directors since 1998. He is a member of the Endangered Species Advisory Council, and a member of the Advisory Council to the College of Agriculture. Mr. Anderson is also a delegate for The Co-operators. He is a graduate of the University of Saskatchewan, where he received a Diploma in Agriculture. He has also attended seminars and workshops on financial matters including programs provided by the Queen's School of Business and the University of Regina. His family operates a grain, oilseed and pulse crop farm near Melfort, SK.



Thomas Birks 1, 3

Director

Thomas Birks joined the Saskatchewan Wheat Pool's Board of Directors in March 2005. He is the President of Birinco Inc., a small merchant bank with investment portfolios ranging from private equity to passive investments. His board experience is diverse, having served as a board member of numerous corporations, educational institutions, hospitals and foundations. Mr. Birks was President of Henry Birks and Sons Ltd. in Montreal, and has worked all over the world. He graduated from McGill University with a Bachelor of Arts and has an MBA from Harvard Business School.

COMMITTEES

1 Audit

2 Compensation

3 Nominating/Corporate Governance

BOARD OF DIRECTORS



Vic Bruce 2

Director

Vic Bruce has served on Saskatchewan Wheat Pool's Board of Directors since the fall of 2002. He has served on various boards, including the Farm Land Security Board. Mr. Bruce is a graduate of the University of Calgary, where he obtained a Bachelor of Education degree, majoring in Economics. His family operates a farm specializing in pedigree seed production near Tuxford, SK.



Thomas Chambers 1, 2

Director

Thomas Chambers joined the Saskatchewan Wheat Pool's Board of Directors in June 2006. He is an experienced professional accountant, senior executive, corporate Director and business advisor, most notably having served for 26 years as a Partner in senior management roles with PricewaterhouseCoopers LLP. Currently, through Senior Partner Services Ltd. he acts as an advisor and Director to a number of companies. Mr. Chambers has assisted a wide range of companies in focusing on their core strategic strengths to enhance business performance.



Leonard Haukeness 3

Director

Leonard Haukeness was elected to the Saskatchewan Wheat Pool's Board of Directors in April 2004. He earned his Bachelor of Science degree from the University of Saskatchewan, specializing in agricultural engineering. Mr. Haukeness has served with various organizations and has been a Director of the Estevan Co-op since 2000. His family operates a grain farm near Estevan, SK.



Dallas Howe 2 CHAIR

Director

Dallas Howe joined the Saskatchewan Wheat Pool's Board of Directors in March 2005. He is the owner and Chief Executive Officer of DSTC Ltd., a technology investment company. Mr. Howe has diverse board experience; he is currently serving as Chairman of the Board of the Potash Corporation of Saskatchewan Inc. as well as serving as Chairman of the University of Saskatchewan Board of Governors. He received a Bachelor of Arts degree and a Masters in Mathematics from the University of Saskatchewan, and in 1989 was the first recipient of the Saskatchewan/KPMG Entrepreneur Award.

COMMITTEES

1 Audit

2 Compensation

3 Nominating/Corporate Governance

BOARD OF DIRECTORS



Rick Jensen 2

Director

Rick Jensen has served on the Saskatchewan Wheat Pool's Board of Directors since March 2004. He has served as Secretary Manager for the Southwest Forage Co-operative for 15 years as well as other local and provincial boards and in associations such as the Saskatchewan Soil Conservation Association. Mr. Jensen received his Diploma in Agriculture from the University of Saskatchewan and operates a mixed farm near Webb, SK.



Harold P. Milavsky 1 CHAIR, 3 CHAIR

Director

Harold P. Milavsky is Chairman and Director of Quantico Capital Corporation and a former Chairman and CEO of Trizec Corporation. He has served on numerous public and private boards in the energy, real estate and financial sectors. Mr. Milavsky is a graduate of the University of Saskatchewan College of Commerce and is a member of the Institute of Chartered Accountants of Saskatchewan and Alberta. He is a Fellow of the Institute of Chartered Accountants of Alberta and received the 2005 Fellowship Award for excellence in corporate governance from the Institute of Corporate Directors. He has received honorary doctorates from the universities of Calgary and Saskatchewan. Mr. Milavsky resides in Calgary, AB.



Herb Pinder Jr. 3

Director

Herb Pinder is President of the Goal Group of Companies, a Saskatchewan-based management, investment and sports representation business. He is the former President of Pinders Drugs and is an experienced Director, having served on the boards of public and private businesses, as well as Crown corporations and non-profit organizations. A non-practising lawyer, Mr. Pinder holds an MBA from Harvard Business School. He lives in Saskatoon, SK.



Mayo Schmidt

President and Chief Executive Officer and Director

Mayo Schmidt arrived at Saskatchewan Wheat Pool in 2000 and joined the Board of Directors in 2005. Before coming to the Pool, he held a number of key management positions at ConAgra and General Mills Inc. throughout the United States. Mr. Schmidt is a member of the Canadian Council of Chief Executive Officers, the C.D. Howe Institute, and is a Director on The Conference Board of Canada. He is also a Director of the Saskatchewan Roughriders, the provincially owned football team. Mr. Schmidt earned his Bachelor of Business Administration from Washburn University. In 2003, he was honoured as Washburn's Alumni Fellow. He resides in Regina, SK.

COMMITTEES

1 Audit

2 Compensation

3 Nominating/Corporate Governance

THE AGRI-PRODUCTS VALUE CHAIN

Growing Relationships from Seed

17



Each link in the agri-products value chain represents an opportunity for the Pool to solidify its relationships with its customers. By leveraging its pivotal position between prairie producers and end-users, the Pool generates cost efficiencies that increase returns for our stakeholders. The successful execution of our value chain activities is rooted firmly in our relationships with farmers and industry partners and supported by 100 retail outlets across the Prairies. We offer a variety of products and services specifically designed to improve the productivity of farming operations and we support our network with logistical capabilities that position product just-in-time during the seasonally intense agricultural growing cycle.


POOL
TM
SP
Banner

Registered and released by the Pool in 2002, SP Banner is one of the most seeded canola varieties on the Prairies. It is valued by our producers for its early maturity, high yields and tolerance to heat stress. For oilseed processors, Banner offers the added benefits of high oil and low saturated fat content.

From locally developed proprietary seed to advice from our industry-leading agronomy team, the people responsible for developing and selling Pool products understand the unique challenges of western Canadian farming. The Pool provides custom solutions to its prairie customers, equipping them with the knowledge and tools they need to grow quality commodities sought after by end-use customers worldwide.

The relationship begins with the seed – seed that is developed here to grow here. The Pool has been involved in research and development for more than 30 years and is the only Canadian grain company on the Prairies that still has its own research and development centre. Our industry-leading research scientists are responsible for developing groundbreaking premium products tailored to meet the needs of our producers and customers.

The Pool's canola scientists introduced Canada's first private sector canola variety, Legend, in 1988. In 2002, the Pool proudly registered Brassica Juncea, a non-genetically modified (non-GMO) canola with a high drought tolerance, suitable for growth in the hotter, drier regions of the Prairies. Our work with industry partners like Agriculture Canada led to the introduction of AC Commander in 2006. Commander is a durum with high gluten strength, a quality sought after by pasta makers. In its first year on the market, Commander was well received by producers because of its high yield potential, disease resistance and marketing opportunities.

The Pool's partnership with industry experts like those at the University of Saskatchewan's Crop Development Centre paved the way for various other products, including the first herbicide tolerant wheat in Western Canada: CDC Imagine. Working with suppliers such as BASF Canada Inc.™, the Pool provides top-performing seed and chemical packages. In 2003, the Pool and BASF Canada Inc.™ launched the Clearfield® Imagine Wheat program. Participating farmers sign production contracts with the Pool and receive price premiums. With exclusive marketing rights in Saskatchewan, the Pool offers a new option in weed control to producers, while end-users worldwide benefit from an identity-preserved product with consistent milling qualities.

Today's canola industry trends and value-added opportunities encourage us to focus our research efforts on creating new varieties, such as SP Banner. Driven by producer and market demands, our team is developing drought tolerant non-GMO varieties, and high yielding canola, suitable for use in the biodiesel market.

CERTIFIED SEED GROWERS

New crop varieties registered by the Pool are sent to certified seed growers for multiplication.

The Pool partners with approximately 200 local producers who are contracted to grow seed on our behalf. Certified seed growers manage a complex rotation scheme on farm to eliminate the possibility of contamination from previous crops. They continuously scout and inspect their fields, removing any foreign plants that may sprout during the growing season. Farm implements and equipment are carefully cleaned prior to harvest to keep the seed pure. Governed by standards set by the Canadian Seed Growers Association (CSGA), our growers produce high quality seed that is examined after harvest by field inspectors from the Canadian Food Inspection Agency to verify genetic purity.

Certified seed growers' intimate knowledge of best practices contributes to the Pool's reputation as a trusted retailer of premium, reliable seed products, establishing a critical relationship in our agri-products value chain.



Top reasons why farmers buy Pool certified seed:

- Access to premium markets worldwide
- Guaranteed quality assurance
- Assurance of varietal purity

CROP PROTECTION PRODUCTS

The Pool markets a host of third-party crop protection products as part of its comprehensive agri-products retail model. In addition, as a part owner of Interprovincial Co-operatives (IPCO), the Pool has access to wholesale crop protection products such as herbicides, fungicides and insecticides that we sell to our farm customers across the Prairies. We capitalize on this relationship through our share of manufacturing margins. Producers rely on IPCO's reputation for quality and its competitive pricing structure. IPCO licenses two or three new products each year. In 2006, the company launched Pivot 418EC, a foliar fungicide for use on cereals, and Tracker XP, a broadleaf herbicide used in wheat, barley and oats. Both were extremely well received in the marketplace and sales exceeded expectations. In 2007, IPCO will introduce Logic M, a broadleaf herbicide for application to cereals and flax, and Factor 540, a high concentration form of glyphosate.

AGRONOMY

To complement its product offerings, the Pool employs an agronomic service team that includes more than one hundred Certified Crop Advisors (CCA) and Managers of Agronomic Services (MAS). They provide guidance and expertise that is integral to the success of today's farming operations, as they focus on helping producers maximize the value of their purchases in order to generate a healthy bottom line.

Our agronomic specialists serve as producers' eyes in the field. They are dedicated business partners within the farming community, committed to the production cycle from seeding through harvest. They scout fields for weeds, insects and diseases, assess nutrient levels and develop customized production plans based on each farmer's needs. Throughout the year, they work with customers as their business partners – discussing the latest in agronomic technologies and customizing product bundles, with input from the Pool's product line managers – in order to create distinct competitive advantages for our customers. Our MASs serve as educators within the Pool's network. They train our staff on the latest in agronomic trends and product offering so that our front-line managers can tailor solutions-based marketing programs to attract and retain market share.

FERTILIZER

A key contributor to the Pool's agri-products business is Western Co-operatives Fertilizers Ltd. (WCFL), a wholesaler and distributor of fertilizer in Western Canada, of which the Pool is a part owner. Our investment in WCFL allows us to capture margins from its interest in Canadian Fertilizers Limited (CFL), *a urea and ammonia* manufacturer. Through WCFL, the Pool also has access to wholesale products – another avenue that generates value for the Pool and its customers. WCFL operates storage and distribution facilities in Brandon, Manitoba; Elstow, Saskatchewan; Rycroft, Alberta, and Calgary, Alberta, providing the Pool with a broad distribution network to position products throughout its retail chain.

The Pool supports its products and services with financial solutions that reflect the demanding cash flow requirements of our farm customers during the growing season. We are allied with strong financial partners like Farm Credit Canada to create innovative and highly competitive credit and financing programs to western Canadian producers.

The Pool is unlocking the potential of prairie agriculture by leading the industry through innovation and using our agri-products value chain to connect farmers and their crops to end-users around the world. Our premium products and services reflect our intimate understanding of western Canadian agriculture and the value we extract through collaboration and partnerships with farmers and industry participants. Defining and delivering solutions that are developed here to grow here makes the Pool an essential partner for customers in pursuit of superior results.

The following is excerpted from a letter nominating Pool MAS Lisa Britz for a Certified Crop Advisor of the Year Award:

" Lisa is very knowledgeable, eager to help and always accessible. She scouts the fields, maps them and gives the best recommendations for herbicides, pesticides and fungicides. We believe that she has saved our operation money with her valuable information. We consider Lisa a valuable member of our planning team and look forward to working with her on an ongoing basis."

– Harold and Colleen Jenkins



CAN-OAT MILLING INC.

Measurable Growth 21



Can-Oat has made significant contributions over its 15-year history to the Pool's development. Every day this wholly owned oat processing company demonstrates its vision: to be the most dynamic oat processor in the world.

The Can-Oat team is committed to building success through the passionate pursuit of customer value. Located in the heart of the world's largest oat growing region, Can-Oat has established itself as:

- the largest industrial oat ingredient supplier in the world;
- the second largest oat processor in the world; and
- the largest oat miller in Canada.

Consumers are demanding whole grain oat-based products as they strive to incorporate healthy food choices into their diets. More than 90% of Can-Oat's customers are brand leaders in breakfast cereals and snack bars. It is Can-Oat's reputation for quality, its commitment to excellence and its ability to provide innovative solutions to meet customer demands that has set it apart within the industry.

To help the company keep pace with the upward demand for quality products, Can-Oat recently purchased a processing plant in Alberta, which will complement an expansion of primary capacity at its Portage la Prairie plant in Manitoba.

The Barrhead, Alberta, oat milling operation processes 25,000 metric tonnes of finished oat products annually, including flakes, flour and bran. Its addition to the Can-Oat family diversifies the product portfolio, launching Can-Oat into the organic and barley markets, where high margin growth potential exists. As a result, organics is once again a component of Can-Oat's product mix. In the early 1990s, the company was one of North America's largest organic oats suppliers, but due to capacity and supply issues at the time, Can-Oat exited the market.

Now Can-Oat is positioned to grow. With North American organic food sales on the rise, Can-Oat's organic business could develop substantially in the future. North American annual organic food sales have increased at double-digit rates for the past 15 years to about $15 billion U.S., and some industry experts believe that sales could double in the next few years. This makes organics one of the fastest developing sectors of the food industry. Can-Oat's entry into this market, while on a smaller scale at present, is well timed to capitalize on this growth.



Can-Oat has also ventured into barley processing through its Barrhead acquisition. While using oats in food products is widespread, barley is consumed far less. Interestingly, both grains contain beta glucan, which is believed to lower the rates of cardiovascular disease and provide additional health benefits. As awareness of this increases so too will Can-Oat's opportunities. The Barrhead plant currently processes barley flakes, flour, pot barley and pearl barley. It is situated to serve the west coast of North America and offshore markets. The proximity to the Pool's Port of Vancouver terminal is ideal as Can-Oat seeks out customers and enters new destination markets, especially in Asia, Central America and South America.

Oats will remain Can-Oat's core competency and its commitment to this important food product will continue to rise. Today, Can-Oat operates at or near capacity around-the-clock. The company is in the midst of a $12 million expansion to its Manitoba operation, which is scheduled to come on stream in February 2007. Primary processing and flaking





Construction at the Can-Oat North Mill (Portage la Prairie) is progressing at a brisk pace, with completion on target for February 2007.

capacity will be added, together with a high-speed bagging line, onsite storage and in-house workspace. These enhancements, together with the capabilities of its primary oat processing facility in Martensville, Saskatchewan, will position Can-Oat to ensure that it meets the ongoing demands of its customer base.

The Can-Oat team is committed to building success through the passionate pursuit of customer value.

Following this expansion, Can-Oat will become the largest oat processor in North America, with the ability to produce more than 375,000 metric tonnes annually. In total, the company expects to control 46% of the independent oat milling capacity in North America and will be equipped with technology that meets or exceeds the competition.

Can-Oat's manufacturing capabilities across Western Canada's three Prairie provinces allow it to source high quality raw materials directly from producers in the volumes it requires. Can-Oat's relationship with the Pool gives it access to Pool-originated product as well, limiting supply risk through geographic diversity.

The prospects for Can-Oat's future are bright. Its leadership will seek out opportunities to leverage the company's exceptional management skills, reputation and technologies to improve market share and profitability by delivering innovative solutions. Customer services and value-added products will reinforce the strength of its long-term supply relationships. Can-Oat will enhance its contribution to the development of oat-based products through research conducted at its own plants and by funding commitments to oat research programs at western Canadian universities.

As Can-Oat moves forward, it will look for ways to enlarge its footprint. Acquisitions, green-field development, plant expansion, value-added processing, and product and geographic diversification are all possibilities. Can-Oat is ready to strengthen its competitive success – and the team is ready to grow.



PARTNERSHIPS AND VALUE

Growing Advantages 25



The Pool's ability to succeed in business is inseparably connected to our interactions and associations with our stakeholders. Relationships are at the foundation of all that we do. In our relationships, we are guided by longstanding values – among them are honesty and integrity, openness and trust, and respect for people.

Our new vision, mission and values statements, launched in fiscal 2006, articulates the Pool's unwavering conviction to ethical management practices at every level throughout our corporation. Change is a big part of our company's history at the Pool, particularly in recent years. Yet within that change environment, we have engaged our employees in a way that encourages them to take responsibility for results and, when appropriate, to exercise independent judgement – so that together we are executing as a *team*.

When we moved from a co-operative to a traditional Canadian corporation, we readied the Pool for growth with a dramatically different financial and governance structure. We cultivated new relationships and deepened our business ties, while respecting and strengthening those partnerships and relationships that have always been at the core of the Pool.

Saskatchewan Wheat Pool makes an excellent partner at home and abroad because we are alive to the needs of the people with whom we do business. We communicate effectively and develop shared solutions of mutual advantage to generate value for both parties. That is why we regard suppliers, customers, investors, and even our competitors at times, as potential partners.

For instance, by combining our operations over the last year at the Port of Vancouver with those of a prairie competitor, we are driving value through our organizations, across the pipeline to producers and, ultimately, to Canada as an exporting nation. Our joint venture, Pacific Gateway Terminals Ltd., is achieving tremendous results. In fact, by critically assessing and advancing logistics, operational and grain flow efficiencies, we have created an additional one million tonnes of export capacity through Vancouver, the gateway to the Pacific Rim. Our shareholders, our farmers, our international customers and our industry are the beneficiaries.

PACIFIC GATEWAY
TERMINALS Ltd.

Some time ago, we recognized that operating as a transaction-based company was simply not enough. To 'de-commoditize' the business we had to become an increasingly integral part of our customers' operations through proprietary processes and products. It was clear that there was value and returns to be created if we could develop interdependency based on the strategic business needs of the relationship.

Take for example the strategy we have employed with our exclusive Navigator Durum variety. AC Navigator, developed by the Pool and Agriculture Canada, is a premium high gluten strength wheat product known for its yellow pigment and strong demand by pasta makers around the world. Through formal agreements, the Pool contracts with the grower for the crop production and segregates and tracks the product through the entire pipeline to export position. This provides the end-user with a proprietary, identity preserved product with consistent, quality characteristics that performs well through its manufacturing process. By understanding the needs of our customers, their goals and their product specifications, we are delivering premium products. We generate value for the farmer, for the Pool



OUR Vision

A solutions company unlocking potential

OUR Mission

Seek sustainable, profitable growth by leveraging our agricultural value chain expertise.

Engage people and utilize assets and technology to provide innovative solutions that exceed expectations.

Embrace teamwork and boundless entrepreneurial spirit.

OUR Values

Creativity

Ethical Management Practices

Honesty and Integrity

Freedom to Act

Responsibility for Results

Recognize Excellence

Openness and Trust

Respect for Our People

and for our international customers. We are incentive-driven and relationship-based and this commitment allows us to form valuable relationships with food manufacturers such as Barilla America, the premier pasta manufacturer in the United States.

Geographical access to supply is an important driver that is key to gaining and maintaining long-term customer commitments. Customers turn to the Pool for significant volumes because we offer excellent quality, backed by strong food safety and security protocol and unique relationships with the growers of those products.

In fiscal 2006, the Pool entered into a multi-year supply agreement with Tokyo-based Mitsui & Co., Ltd. to supply canola to Japan. We have secured a market for western Canadian products and established a relationship that can be expanded for mutual benefit in the future as demands change and grow.

We have strategic partners globally, including Alfred C. Toepfer, an international grain trader with 40 offices worldwide. Through this alliance, the Pool's country risk is lowered because we receive payment for product once it reaches our port. This long-term association with a world class trading partner has been important to our ongoing and increasing access to worldwide demand for Canadian agricultural commodities.

Our relationships cover a cross section of customers that span the globe. We have key relationships with leading agri-businesses and food companies with integrated international operations. We serve large agricultural processors, which specialize in food ingredients, animal feed ingredients and naturally derived alternatives to industrial chemicals.

Adding value means building solutions. In the grain business, our primary suppliers and customers are the same western Canadian farmers. They are the foundation of our business and we respect their position in the agri-food value chain. For over 80 years, we have developed detailed knowledge of their needs and relationship potential and through the recently formed Western Farm Leadership Co-operative, we have access to 65,000 member farmers who are committed to agriculture today. We believe that by growing relationships we will improve performance, for the Pool and all its stakeholders.

28 A Growing Opportunity



Opportunities in the renewable fuels industry are flourishing in Canada. Both biodiesel and ethanol are experiencing broad interest from a variety of communities, including the environmental and agricultural sectors. Federal and provincial governments in Canada are supporting market expansion through the development of policies and programs to promote the production and use of renewable fuels like ethanol.

The Pool too is exploring opportunities in the ethanol industry. As an agricultural leader and major agri-business, the Company believes it can serve the industry through research and development of new seed varieties, grain delivery and marketing services, and by partnering with value-added manufacturers. Strategically located in the heart of Western Canada's wheat growing region, the Pool is well positioned. At its doorstep are vast supplies of the necessary wheat feed stocks used in ethanol production and with its established customer base, superior marketing, transportation and logistics capabilities, the Pool is a natural fit as a potential supplier.

QUICK FACTS



- Renewable fuels provide environmental benefits along with secure sources of energy. Ethanol can reduce air pollution and harmful tailpipe discharge.
- Gasoline with a 10% ethanol blend lowers smog-generating emissions like carbon monoxide, particulate matter and volatile organic compounds. It can replace aromatics like benzene, the most toxic compound in gasoline, and does not contain sulphur.
- Wheat varieties with lower protein and higher starch content are the best feedstock for wheat based ethanol production. It is made essentially through the same process that is utilized in producing U.S. and eastern Canadian corn ethanol, converting the starch into sugar with the help of enzymes and then fermenting the sugar to produce ethanol.
- Today's North American cars can already operate on a 10% ethanol blend. However, new Fuel Flexible Vehicles (FFV) can burn 85% ethanol.
- The current North American market potential for ethanol is 57 billion litres annually but demand could climb as high as 485 billion litres as FFVs become more common.
- The United States government requires oil refiners to use at least four billion gallons of renewable fuel annually beginning in 2006, rising to 7.5 billion gallons per year in 2012. Federal and state tax incentives encourage ethanol use.
- The provincial government is expected to mandate a minimum level of 7.5% ethanol for all gasoline sold in Saskatchewan. The Ethanol Fuel Grant Program provides 15 cents per litre to distributors within the province who blend Saskatchewan-produced ethanol.
- On October 3, 2006, the Alberta government announced a nine-point Bioenergy Plan to serve as a catalyst to develop, expand and strengthen Alberta's biodiesel and ethanol production in the province.
- In Canada, a 10 cent per litre federal excise tax on gasoline is rebated based on ethanol fuel blend levels and the federal government is currently developing a Renewal Fuels Standard to mandate biofuel blends.

2006 Management's Discussion and Analysis

TABLE OF CONTENTS

2006 Management's Discussion and Analysis

1 RESPONSIBILITY FOR DISCLOSURE

Management's Discussion and Analysis was prepared based on information available to Saskatchewan Wheat Pool Inc. (the Pool or the Company) as of October 12, 2006. Management has prepared this discussion to assist readers in interpreting the Pool's financial results for the fiscal year ended July 31, 2006, and the changes in performance relative to the previous year. Management has included information to assist readers in their understanding of the industry and the markets in which the Pool operates, as well as the trends that may impact operational and financial performance into the future. Additional information on the Pool, including the Annual Information Form, is available on SEDAR under the Company's name at www.sedar.com.

The Pool's Management's Discussion and Analysis, consolidated financial statements and notes have been prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars.

2 COMPANY OVERVIEW

The Pool is a vertically integrated Canadian agri-business engaged in three distinct but interrelated businesses. Founded in 1924, the Company serves western Canadian farmers and markets commodities and food products around the world. It is the largest publicly traded agri-business in the province of Saskatchewan and the second largest in Western Canada.

The Pool's core businesses are grain handling and marketing, agri-products sales and oat processing. The Pool also participates in fertilizer manufacturing through an ownership interest in Western Co-operative Fertilizers Limited (WCFL) and in malt processing through an affiliated company, Prairie Malt Limited. The Pool is involved in other commodity-related businesses through strategic alliances and supply agreements with domestic and international grain traders and food processing companies.

The Pool's fiscal year runs from August 1 to July 31 and follows the traditional crop year. The bulk of agri-products sales in each fiscal year are in the fourth quarter, which occurs in the spring and summer when the crop is planted and maturing. For the grain business, harvest takes place in the fall and the Pool typically begins receiving new crop supplies midway through its first quarter. Grain movement throughout the year depends on destination customer demand, the Canadian Wheat Board's (CWB's) export program, and producers' marketing decisions, which are driven by commodity price expectations and cash flow requirements.

3 BUSINESS MODEL

The Pool's business model is designed to optimize its position in the agri-food pipeline by connecting producers and their commodities with destination customers around the world, generating revenue at each stage of the value-added pipeline.

The Pool's relationship with farmers across Western Canada is extremely important, given that they are both the primary customer and supplier of Pool products. The Company provides farmers with agronomic and planning advice and other services at the beginning of the crop cycle, and delivers customized agricultural solutions aimed at ensuring that high-quality, high-yielding crops are available to meet demands in the international marketplace.

The Pool sells a wide variety of specialized seed, along with fertilizer, crop protection products, and small agricultural equipment. By bundling agri-products with production contracts, trucking premiums, financing options and targeted marketing programs, the Pool attracts grain into its high throughput grain handling network on the Prairies, where the product is cleaned, blended and dried before it is sold to the domestic or export market. The Pool markets the grain direct to end-use customers through its commodity merchandisers or the CWB and the products are shipped from the Prairies either by truck or by rail to various markets. The Pool manages the transportation and logistics requirements to the destination and is responsible for maintaining the integrity of the product while en route and in storage. For the international marketplace, the product normally moves through one of the Pool's port terminal facilities. Before being loaded onto vessels, the product is graded by the Canadian Grain Commission (CGC) to ensure it meets the quality specifications demanded by the international marketplace.

Pool commodities can be found in food products around the world, whether they are in breakfast cereals or snack bars 3
sourced from the Pool's oat processor, Can-Oat Milling, or traded through strategic alliances and supply agreements with other food processing and consumer products companies internationally. The Pool develops relationships globally to secure demand for Prairie agricultural products, completing the pipeline to the consumer.

3.1 Agri-products

The Pool's Agri-products segment operates a network of 100 retail locations throughout Western Canada, covering more than 70% of the crop growing regions of the Prairies. Each facility is involved in the specialized storage and sales of bulk fertilizer, bagged seed, crop protection products and agricultural equipment, such as storage bins. Many locations also store and sell anhydrous ammonia, a cost-effective form of nitrogen fertilizer. The Pool provides educational training to producers to support the safe use of this product on-farm. All facilities provide seed, soil and moisture testing services. The Pool's retail stores are staffed by individuals with agronomic and agri-business expertise and are supported by a team of professional agronomists.

The Pool is the only grain company in Western Canada that has its own plant-breeding program. The Pool's research and development centre at the University of Saskatchewan focuses on developing high-yielding seed products, primarily canola, designed to thrive in Western Canada's diverse climate. The Pool contracts with Prairie growers to produce the seed and then through its retail network sells proprietary products along with third party varieties provided through suppliers such as Bayer CropScience and Monsanto Company.

The Pool and Agricore United jointly own WCFL. Headquartered in Calgary, Alberta, WCFL is a fertilizer wholesaler and manufacturer and a significant contributor to this segment's sales and earnings stream. WCFL holds a 34% investment in Canadian Fertilizers Limited, a fertilizer manufacturer with a plant in Medicine Hat, Alberta.

The Pool holds an investment in Interprovincial Co-operative Limited (IPCO), an important manufacturer and supplier of crop protection products in Canada. Through its strategic alliances with Farm Credit Canada and John Deere Credit, the Pool offers agri-products financing to Prairie producers.

3.2 Grain Handling and Marketing

The Pool's grain handling and marketing operation boasts a state-of-the-art grain handling system, consisting of 42 high throughput grain handling and marketing terminals and six specialty crop cleaning and handling facilities strategically located in the prime agricultural regions of Western Canada. Nineteen of the Pool's high capacity grain handling terminals are capable of loading 100 to 112 railcars at a time, allowing the Pool to leverage incentives offered by the railways for multi-car loading – an advantage in attracting more producer deliveries. The Company operates predominantly under the Pool brand in Saskatchewan and as AgPro in Alberta and Manitoba.

The Pool's grain handling and marketing network has wholly owned port terminal export facilities in Vancouver, British Columbia, and Thunder Bay, Ontario, and an interest in an export facility in Prince Rupert, British Columbia.

The Pool and James Richardson International Limited (JRI) have been operating a joint venture of their wholly owned Vancouver port terminals since July 2005. JRI operates on the Prairies and at port position under the Pioneer brand. The operating joint venture – Pacific Gateway Terminals Ltd. (PGTL) – creates important efficiencies, with improved co-ordination of railways, better utilization of storage capacity, a reduction in the total number of commodity segregations, and an increase in overall operating capacity, which result in export efficiencies for producers and the industry as a whole. The joint venture is subject to regulatory approvals and is operating under an interim order from the Competition Bureau. The joint venture is expected to come before a federal Competition Tribunal in the spring of 2007 for regulatory approval.

In fiscal 2006, the Pool entered into a multi-year supply agreement with Tokyo-based Mitsui & Co., Ltd. (Mitsui) to become one of its primary suppliers of Pool-originated Canadian oilseeds into Japan. The Pool also has important relationships with trading partners around the world, including Alfred C. Toepfer, an international grain trader with 40 offices worldwide, and with various food processors and international market leaders.

3.3 Agri-food Processing

The Pool's significant interests in agri-food processing include: wholly owned Can-Oat Milling, the world's largest industrial oat miller, with plants in Portage la Prairie, Manitoba, Martensville, Saskatchewan, and Barrhead, Alberta; and 42.4% owned Prairie Malt Limited, one of North America's largest single-site malting plants, located at Biggar, Saskatchewan.

Can-Oat Milling has established itself as a market leader in industrial supply and is the supplier of choice for many North American food manufacturers. Can-Oat's customers are primarily North American marquee food manufacturers that are consistent brand leaders in breakfast cereals, whole grain and healthy food choices. Can-Oat controls 43% of the independent oat milling capacity in North America (rising to approximately 46% in fiscal 2007 after the expansion of the Portage la Prairie plant), with technology that meets or exceeds its competition. More than 90% of its production is exported to the United States. Through Can-Oat's recent acquisition of ConAgra's Barrhead facility, the Company is expanding its product lines to include barley processing and organics. This expansion is expected to allow Can-Oat to attract new customers and destination markets, taking advantage of the Pool's strategic port position in Vancouver.

Prairie Malt Limited is located in the heart of Canada's vast Prairie region, where some of the best barley in the world is grown within a 100-kilometre radius of the plant. Prairie Malt has an annual capacity of 220,000 metric tonnes (mt) and produces top quality malt that is shipped to customers throughout Canada, the United States, South Africa and Pacific Rim and Latin American countries.

3.4 Discontinued Operations

The Pool exited the hog production, feed processing and aquaculture industries in fiscal 2004. The discussion of discontinued operations for fiscal 2005 and fiscal 2006 is included because of recoveries the Pool received during those years. The amounts are reflected on the consolidated statements of earnings and retained earnings (deficit). Readers may refer to Note 20 in the notes to the consolidated financial statements for additional information.

4 MARKET ENVIRONMENT

4.1 Agri-products Market

The agri-products industry in Western Canada is a mature market. It is made up of about 240 competitors servicing 900 locations throughout the region (750 retail operations in the Pool's market area). Independent retailers, which hold about 30% of the market, together with a host of major grain handlers, sell seed, fertilizer, crop protection products and small agricultural equipment. Excluding small agriculture equipment, the total market is approximately $3.3 billion in annual sales, geographically distributed.

The Pool competes in 16 market centres with effective market coverage of about $2.2 billion. It does not operate retail stores in all areas of Manitoba and Alberta and, therefore, does not have access to these entire markets. Low crop prices,


AGRI-PRODUCTS SALES
DISTRIBUTED GEOGRAPHICALLY
MANITOBA
$0.7 billion
SASKATCHEWAN
$1.5 billion
ALBERTA
$1.1 billion

Source: Statistics Canada, Farm Expenses and Depreciation Charges, May 2006


SEEDED ACREAGE – WESTERN CANADA
MILLIONS OF ACRES
Total
All Wheat
Coarse Grains
Oilseeds
Special Crops
70
60
50
40
30
20
10
0
Five-Year* Average
2002
2003
2004
2005
2006
2007 Estimate

* Five-year average 2002 to 2006

Source: Statistics Canada, Field Crop Reporting Series, Vol. 85, No. 7 – 2002 to 2007 data


WESTERN CANADA AGRI-PRODUCTS SALES
C$
Manitoba
Alberta
Saskatchewan
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
2001
2002
2003
2004
2005

Source: Statistics Canada, Farm Expenses and Depreciation Charges, May 2006 (excluding equipment)

poor growing conditions and competitive selling prices can put pressure on volumes and margins from time to time but in general, the Pool's market has historically supported retail gross margins in the 12% to 15% range.

Total market acreage of about 61 million has remained essentially the same for the past five years, with some growth in seed sales as a result of producers shifting from cereal grains to canola and special crops.

Commodity prices and global supply and demand fundamentals drive producers' seeding decisions. After years of low prices, commodity prices have strengthened and global supplies have tightened, setting the stage for strong demand for Canadian grains and oilseeds. New market needs driven by biodiesel growth, particularly in Europe, and the prospect of increasing ethanol production in Canada could spark demand for additional oilseed production and high starch wheat varieties. Western Canadian farmers could begin to see significant demand from destination customers who want to ensure continuing access to Canada's high quality grain based products. End-users are likely to raise the number of acres that are under contract with producers through companies like the Pool, in order to secure commodities to meet their processing needs.

Fertilizer prices can also alter buying behaviour and sales. Pricing is highly dependent on natural gas prices. If producers believe that fertilizer (and/or natural gas) prices are on the rise, they will pre-buy product in an attempt to reduce overall input costs, shift the timing of their purchases, or reduce the amount of fertilizer they apply to their crops.

While seeded acreage has been relatively stable historically, input usage has climbed, driven by new seed technologies and varieties, new fungicides and a shift from cereal grains to oilseeds and special crops. This increase is expected to taper off and general agri-products growth is expected to more closely track inflation in the future.

The industry is highly seasonal with up to 75% of seed, fertilizer and crop protection products sold and delivered from mid-April to the end of June in a typical year. The fall season, from August to November, represents about 15% of the business. The post-harvest buying period depends on the weather, as freezing temperatures and snowfall can bring the season to a halt and push sales into the spring. A strong fall application period can relieve some of the spring logistical requirements because fertilizer will not be reapplied in the spring.

Adequate rain across much of the Prairies followed the 2006 harvest. This set the stage for farmers' application of crop protection products to eliminate fall weed growth and the use of anhydrous ammonia, a fertilizer product that restores nitrogen in the soil. The application of anhydrous ammonia depends on soil moisture and ground temperature levels.

4.2 Grains and Oilseeds

Western Canada produces on average, 47.5 million metric tonnes (mmt) of grains and oilseeds annually (based on the 10-year average of the six major grains and oilseeds). Typically, 70% of this total (32 mmt to 33 mmt) is available to Prairie grain handling companies to market to end-use customers or through the CWB. The rest remains in Canada and is consumed domestically by food processors and feedlots.


SIX MAJOR GRAINS
% OF AVERAGE CROP
Flax 2%
Peas 6%
Oats 6%
Wheat 47%
Canola 17%
Barley 22%

Source: Statistics Canada Production
– weighted three-year average from 2004-05 to 2006-07


WESTERN CANADIAN PRODUCTION – SIX MAJOR GRAINS
MILLIONS OF METRIC TONNES
% of Avg 77% 58% 89% 101% 106%
60
50
40
30
20
10
0
F1997 F1998 F1999 F2000 F2001 1997-05 F2002 F2003 F2004 F2005 F2006 F2007*
Ten-Year Avg
Estimate

Source: Statistics Canada Field Crop Reporting Series, Vol. 85, No. 7 – 1997 to 2006 data
* Statistics Canada Estimate released October 5, 2006

Prairie production available for fiscal 2007 is in line with the 10-year average, at 48.1 mmt. Good soil moisture conditions in the spring of 2006 were followed by a prolonged period of warm weather. The heat caused protein levels, an important driver of quality, to increase and the crop matured approximately one month ahead of schedule. As a result, farmers began harvesting earlier than normal. In addition farmers carried over 9.5 mmt of grains and oilseeds into fiscal 2007, production that will be available to meet destination and export demands over the next 12 months. The 10-year average of on-farm carry-over is 5.3 mmt.

The quality of crop available to the Pool in fiscal 2007 is expected to be well above average but it will vary with the type of commodity. Wheat and durum, two important crops for the Pool, are expected to achieve top grades, which should drive demand in the export market. Milling quality grains are higher margin commodities for the Pool because they require more processing, cleaning and handling to ensure specifications are in line with milling requirements. The primary market for feed grains is domestic consumption in the livestock industry, which typically do not flow through the elevator system. There is a limited export market for feed grains and usually they require less processing and are, therefore, lower margin.


PRODUCTION VOLUMES • SIX MAJOR GRAINS
MILLIONS OF METRIC TONNES
Estimate Fiscal 2007*
Fiscal 2006
1997-2006 Ten-Year Average
60
50
40
30
20
10
0
Saskatchewan Alberta Manitoba British Columbia Western Canada

Source: Statistics Canada Field Crop Reporting Series, Vol. 85, No. 7 – 1997 to 2006 data
* Statistics Canada Estimate released October 5, 2006

The CWB has a monopoly on western Canadian milling wheat and malt barley (Board grains). As a monopoly, the CWB not only controls pricing and the flow and timing of wheat and barley deliveries into the elevator system by issuing contract calls to the producer, but it also determines the flow of shipments to port position by directing


CANADIAN RED SPRING WHEAT
PERCENTAGE
Feed
#3
#1 and #2
Saskatchewan Spring Wheat Quality for Fiscal Years Ending July 31
100
80
60
40
20
0
Five-Year Avg F2001-F2006
F2005 Actual
F2006 Actual
F2007 Pool Estimate*

* Saskatchewan Wheat Pool Inc.'s internal estimate of spring wheat quality

Source: Final Crop Report, November, 2005
Saskatchewan Agriculture, Food and Rural Revitalization Report Number 32, November 16, 2005
(Note: Final Crop Reports are based on crop year not fiscal year)

railcar logistics. The majority of western-based grain companies act as Agents for the CWB, buying grain from producers. Many grain companies are also CWB Accredited Exporters that secure wheat and barley sales in the global marketplace.

The monopoly has faced several challenges under the World Trade Organization agreement because there is government guarantees in place to fund marketing deficiencies giving the CWB access to government backed financing. The CWB's role has also been the topic of significant debate among western Canadian farmers. The promise of dual marketing in the western provinces was a key theme in the federal Conservative Party of Canada's recent election platform. The Conservatives were successful in securing the majority of seats across the Prairies and have now, as the minority federal government, committed to providing western Canadian farmers with marketing choice. After several months of consultation, the federal government has struck a committee of industry experts to develop the framework under which dual marketing can be implemented. It is the federal government's belief that the CWB can survive in a dual market, and that farmers have the right to choose whether to market their commodities through the Board or through companies like the Pool. The Pool is confident of its ability to operate effectively in either environment and has the necessary expertise to provide these additional services to its farm customers. The time frame for change has not been determined but it is believed the federal government will seek legislative amendments to effect dual marketing in Western Canada.

For open-market grains and oilseeds, the Pool buys and markets for its own account non-Board grains and oilseeds, such as canola, oats, peas and mustard. Grain handling companies market non-Board grains and oilseeds directly to end-use customers domestically and into the international marketplace. A significant portion of the Pool's international demand is secured through strategic alliances and supply agreements with international food processors and commodity trading firms.

About 60% of the Pool's total shipments are Board grains (five-year average) and this can fluctuate by as much as 10%, depending on wheat and barley production and the Board's export program in any given year. Grain is classified, graded and inspected by the CGC.


CANADIAN EXPORTS – SIX MAJOR GRAINS
MILLIONS OF METRIC TONNES
Non-Board Grains & Oilseeds
Board Grains
35
30
25
20
15
10
5
0
1997
1998
1999
2000
2001
1997-05 Ten Year Avg
2002
2003
2004
2005
2006
2007 Estimate

Source: 2006 Agriculture & Agri-Food Canada September 1, 2006 Grains & Oilseeds Outlook and Pulse and Special Crops Outlook (with product exports subtracted); Canadian Grain Commission, "Exports of Canadian Grain"

Exports for fiscal 2007 are currently expected to be 25.8 mmt, exceeding the 10-year average by 13.2% and on par with fiscal 2006. The Pool believes this is a conservative estimate, particularly for wheat products, given the significant quality of this year's crop and the demands in the international marketplace due to tight supplies and poor Australian, American and European crops.

Transportation is an important factor in the agricultural industry because of competing demands for railcars and equipment to support Canada's exports.

Canadian National Railway Co. (CN) and Canadian Pacific Railway Ltd. (CPR) are the primary transportation providers for Prairie farmers. Their ability to meet the shipping demands of the agricultural industry in a timely manner is key to the efficient movement of grains and oilseeds into the international marketplace.

The CWB also plays a significant role in the transportation of wheat and barley. The CWB allocates 80% of railcars available for wheat and barley shipments to grain companies based on each grain company's previous 18-week producer deliveries. The remaining 20% of the CWB sales program is put to tender and grain companies can bid on the railcars. The winning bidder has the ability to spot these cars at any location and work with area producers to source the grain just-in-time to maximize efficiency.

In fiscal 2006, the CWB executed tenders for approximately 17% of its shipments in an attempt to capitalize on the efficiencies and cost savings available by using high throughput elevators to offset overall declines in grain prices. The CWB's target was 20% in fiscal 2006. The Pool expects tenders to return to the 20% target for the CWB export program in fiscal 2007.

4.3 Oat Processing

Canada is the third largest oat producer and the largest oat exporter in the world, representing 57% of the world's oat export trade. Total world production dropped slightly in 2006 to 23 mmt, including oats for feed and human consumption. Canada's oat production has remained relatively stable over the past 15 years and represents about 15% of the world's total. Close to 90% of Canada's oats are produced in Western Canada, with the majority, about 64%, grown in Saskatchewan and Manitoba.

2006 WORLD OAT EXPORTS*


PERCENTAGE
Other EU Countries 2%
Other 2%
Australia 8%
Canada 57%
Sweden 14%
Finland 17%

* excluding oat product exports

Source: Ag Commodity Research (fiscal 2006 ending July 31)

The industry has seen strong growth in North American milling demand. As a result, the percentage of total oat production that is utilized for food and industrial purposes has increased. Approximately 25% to 30% of the annual crop is milling quality, while the rest is utilized as feed.

Canada consumes less than 50% of its oat production and exports the remainder, primarily to the United States. Canada exported more than one mmt to the United States last year, representing approximately 75% of that country's total oat imports.

Oat milling is an attractive segment of the food ingredients market and holds a strong position in the economy. Oats are non-GMO (non-genetically modified organism) and are a wholesome and natural whole grain, grown and processed with very little chemical application. Oat ingredients are functionally suitable for the rapidly growing 'convenience food' product categories, another important growth driver for the food industry. Oat demand is particularly resistant to industry downturn, since oats are a very economical food source. Overall demand for oat ingredients is growing, fuelled primarily by the widely appreciated nutritional benefits of this cereal grain. The Food and Drug Administration in the United States approved a health claim for oat-based products, stating that the soluble fibre from oatmeal, as part of a low saturated fat, low cholesterol diet, may reduce the risk of heart disease. This official view of whole grain consumption has heightened consumer interest in oat-based foods. Many cereal and snack bar makers are now altering their product lines to include whole grains, a positive development for the oats industry over the long term.

Prices for Can-Oat's human consumption sales are determined in the United States. Foreign exchange exposure is an issue that must be managed by Canadian oat millers. Can-Oat has hedging strategies in place to manage its exposure and to ensure its products remain competitively priced in the U.S. market.

4.4 The Malt Industry

Malt, a processed form of top quality barley, is a key ingredient used in the production of beer. Malt provides most of the complex carbohydrates and sugars, which are necessary to give beer its distinctive flavour and alcohol content. For the same reasons, malt is used in making whiskey and other distilled spirits. It is also gaining considerable popularity in the food industry as a flavouring component and a source of nutrition. Quality, therefore, is essential. The main raw material used in the production of malt is malting quality barley.


GLOBAL MALT PRODUCTION
PERCENTAGE
Other 14%
Australia 4%
Canada 6%
U.S. 11%
China 17%
EU 48%

Source: Rabobank estimates, 2005

Total world production of malt is approximately 18 mmt annually.

Global beer demand continues to rise with growth rates estimated at 2% per year. The main source of higher demand comes from emerging markets. This growth is attributable to increasing demand from China and Latin America, which is expected to gradually offset decreasing trade with Russia.

The CWB holds a monopoly on Canadian malt barley sales to domestic and international customers. Sales are made directly by the CWB or by Accredited Exporters of the CWB, like the Pool. Canadian maltsters purchase all their malting barley from the CWB, with prices for malting barley based on North American and international market prices.

The malting industry is the largest value-added exporter of grain in Canada and the largest barley customer of the CWB, purchasing over 50% of available CWB stocks annually.

5 KEY BUSINESS DRIVERS

The Pool's ability to achieve success in the western Canadian agricultural industry depends on key drivers.

5.1 Agri-products Segment

Competitive factors and the mix of crops seeded each year are key drivers of profitability for the Pool's Agri-products segment. Crop mix drives agri-products sales because commodities like wheat and barley require fewer inputs than special crops and canola. The type of crops seeded each year varies depending on commodity price forecasts, input costs and market demands. Each crop requires a different type and level of agri-products inputs (seed, fertilizer, chemical) and, as a result, margin opportunities differ.

Canola and special crop growers typically purchase seed each year. For wheat and barley, seed purchases are made for special varieties but farmers can reseed regular varieties using seed from previous years.


AVERAGE INPUT COSTS*
RANGE OF $ PER ACRE
Wheat
Barley
Canola
0
20
40
60
80
100

* Saskatchewan Wheat Pool Inc.'s estimate

Fertilizer pricing is also a business driver for agri-products suppliers. Natural gas is a primary component in nitrogen fertilizer and, as its price fluctuates, so do fertilizer prices. Producers' buying behaviour, in terms of both timing and quantity, will change depending on pricing. As a result, companies must monitor pricing to secure fertilizer at the right time and be flexible with supply to ensure the demand exists during the application periods.

Weather also influences the timing and quantity of sales in this business. Farmers regularly purchase crop protection products and fertilizer in the fall and spring periods. Extremely wet or dry conditions will alter the timing and type of input purchases, depending on the level of plant disease and insect infestations for crop protection products and the amount of soil moisture for fertilizer.

Each 1% change in agri-products retail sales revenue represents approximately $0.5 million in EBITDA. A 1% change in retail gross margin translates into about $3 million in EBITDA.

5.2 Grain Handling and Marketing Segment

5

In the grain business, volume, quality and exports are the key profitability drivers. Volume is important because of the high fixed cost nature of the business. The more grain that flows through the Pool's pipeline, the lower the cost per tonne and the higher the profitability. Shipments for this segment are generally consistent quarter-to-quarter. Factors that affect the earnings flow include: timing of harvest, crop quality, winter closures of port terminals, timing of exports, and market prices.

Fiscal 2006 Quarter Ending

	October 31	January 31	April 30	July 31
Primary shipments (mmt)	1.8	2.1	2.0	2.0
EBITDA[1] (millions)	$ 5.2	$ 12.1	$ 17.8[2]	$ 18.0[2]
EBITDA/tonne	$ 2.89	$ 5.76	$ 8.90[2]	$ 9.00[2]

[1] EBITDA – earnings from continuing operations before interest, taxes and amortization.

[2] EBITDA – excluding one-time items.

With its dominant market share in Saskatchewan, where typically over 50% of western Canadian grains and oilseeds are grown, the Pool has access to sufficient supplies to maximize both its primary capacity on the Prairies and its port terminal capacity at export. In a normal year, every 5% change in western Canadian production has approximately a $6 million EBITDA impact to the Pool.

Quality is an important factor that drives profitability and affects margins in two ways. First, the higher the quality of the commodity, the higher the margin the Pool extracts for services it provides to move the farmer's grain to market. In addition to elevation and storage fees, the Pool charges for cleaning and drying, and for processing at port position to ensure the commodity is export ready. Second, the Pool can also generate additional revenue from blending, provided there are sufficient quantities of varying grades.

Quality can also influence volumes and shipments as well. For instance, the CWB has ample international demand for milling quality wheat in the top three grades and for quality malt barley for brewing. However, international demand for feed grain is limited. CWB exports depend to some extent on the total quality and mix of the Canadian crop and the level of exports directly impacts western Canadian grain handling shipments for all industry players.


ANNUAL GROSS MARGIN
C$ PER TONNE
25
20
15
10
5
0
F2004
F2005
F2006

The Pool's average gross margin (excluding one-time items) over the past three fiscal years was $19.82 per tonne. A one-dollar swing in margin translates into approximately $8 million in EBITDA for the Pool. The Pool does not include contributions from its ownership interest in Prince Rupert Grain in its gross margin calculation.

Throughput and velocity are important to the Pool's grain handling system; that is, the ability to move volume through our primary grain handling network quickly and efficiently while maintaining quality specifications. The Pool has 35% of the 100-car loading capacity, which is well ahead of the 25% held by its closest competitor. This is important because rail companies, which are responsible for moving the grain to export position, offer grain handling companies incentives for loading product onto multi-car unit trains. These rail incentives allow the Pool to offer producers competitive transportation premiums to attract grain into its system in an effort to increase profitable market share.

In fiscal 2006, the Pool shipped 94% of its grains and oilseeds in 25, 50 and 100 car loads, with 78% of the grain shipped in 50s and 100s. The key to managing the pipeline and maximizing earnings is to target opportunities for large multi-car shipments. Incentives range from $3 to $4 per tonne for 50-car loads. On carloads of 100 or more, railways provide incentives of $7 per tonne (railcars can hold about 90 tonnes of grains or oilseeds, depending on the commodity).

The Pool's western Canadian market share was 23% in fiscal 2006, on par with fiscal 2005. Every 1% change in market share translates into approximately $5 million of EBITDA for the Grain Handling and Marketing segment.

5.3 Agri-food Processing Segment

For the oat milling business, yield is a significant factor in profitability. In an average year, it takes 1.6 tonnes of raw oats to produce one tonne of oat ingredients. The quality of raw oats has the most significant impact on yield. Oat varieties, soil conditions and farm practices can have a meaningful effect on quality and on a number of characteristics, which are required to meet specifications defined by individual customers. Every new crop has its own characteristics and milling adjustments are typically necessary to attain the best yield.

Oats are priced in U.S. dollars and prices are predominantly driven by the world feed grain market. The price of finished goods moves up and down with the price of oats. A strong Canadian dollar can create foreign exchange challenges and hedging practices are important to protect margins and ensure that Canadian producers remain competitive with American millers.

In the Pool's malt business, reliable quality is a key factor in maintaining sales relationships with international customers. Only high-quality malt barley is selected for the malting process so crop quality can affect supply and increase production costs. The overall quality of the 2006 harvest was very good, which is positive for malting barley selections. Saskatchewan Agriculture and Food estimates that 43% of the barley grown in the province will grade as malt, compared with the 10-year crop report average of 30%. This estimate could change based on quality testing of samples received by the elevator system after harvest is complete.

For Prairie Malt, energy consumption, labour, and yield maximization (the amount of malt produced from a tonne of barley) are key production drivers. Natural gas is important for production and rising gas prices can significantly impact margins. Higher ocean freight rates are also becoming a concern because of implications for malt barley price appreciation. In addition, because sales are priced in U.S. dollars, a strengthening Canadian dollar can affect earnings. Prairie Malt reduces the impact of foreign currency fluctuations by engaging in hedging activities.

6 QUARTERLY FINANCIAL INFORMATION

Consolidated Quarterly Results

(in millions except per share information)	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2005	Q2 2005	Q3 2005	Q4 2005
Sales and other operating revenues	$ 273.9	$ 367.7	$ 336.5	$ 602.1	$ 228.7	$ 322.3	$ 288.0	$ 546.7
EBITDA	$ –	$ 11.1	$ 17.5	$ 38.9	$ (2.1)	$ 14.0	$ 11.5	$ 47.1
EBIT	$ (6.8)	$ 4.1	$ 10.6	$ 31.8	$ (8.5)	$ 7.1	$ 5.1	$ 40.4
(Loss) earnings from continuing operations	$ (7.7)	$ (1.9)	$ (10.6)	$ 13.4	$ (15.6)	$ (0.9)	$ (2.1)	$ 25.6
Net recoveries from discontinued operations	$ –	$ 4.9	$ 2.4	$ 0.1	$ –	$ –	$ 1.2	$ 3.9
Net (loss) earnings	$ (7.7)	$ 3.0	$ (8.2)	$ 13.5	$ (15.6)	$ (0.9)	$ (0.9)	$ 29.5
Basic and diluted (loss) earnings per share from continuing operations	$ (0.09)	$ (0.02)	$ (0.13)	$ 0.15	$ (1.72)	$ (0.50)	$ (1.98)	$ 0.38
Basic and diluted (loss) earnings per share	$ (0.09)	$ 0.04	$ (0.10)	$ 0.15	$ (1.72)	$ (0.50)	$ (1.92)	$ 0.44

6

Adjustments to Earnings (Loss)

(in millions)	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2005	Q2 2005	Q3 2005	Q4 2005
One-time items and provisions included in EBITDA and EBIT	$ –	$ –	$ 2.4[1]	$ (9.7)[2]	$ 0.7[3]	$ 0.9[3]	$ –	$ 2.9[3]
Expenses associated with the redemption of the Senior Subordinated Notes	–	–	(11.2)	–	–	–	–	–
Tax recoveries	–	–	–	–	0.7[4]	0.7[4]	–	–
Tax impact of one-time items	–	–	3.2	3.5	(0.1)	(0.1)	–	(0.3)
Total one-time items and provisions	$ –	$ –	$ (5.6)	$ (6.2)	$ 1.3	$ 1.5	$ –	$ 2.6
Effect of tax rate change on future taxes	–	–	(5.8)[5]	(6.0)[5]	–	–	–	–
Adjustment to (loss) earnings from continuing operations	$ –	$ –	$ (11.4)	$ (12.2)	$ 1.3	$ 1.5	$ –	$ 2.6
Net recoveries from discontinued operations	–	4.9	2.4	0.1	–	–	1.2	3.9
Adjustments to net (loss) earnings	$ –	$ 4.9	$ (9.0)	$ (12.1)	$ 1.3	$ 1.5	$ 1.2	$ 6.5

[1] F2006 – $2.4 million gain from the sale of the Pool's 50% interest in the Lloydminster joint venture.

[2] F2006 – $15 million provision for pension settlement for the Saskatchewan Wheat Pool/Grain Services Union Pension Plan dispute and a favourable $5.3 million actuarial adjustment to the Hourly Employees' Retirement Plan.

[3] F2005 – Q1 - Ontario capital tax refund, Q2 - settlement of a property tax dispute, Q4 - interest income on corporate income tax refunds.

[4] F2005 – Q1 - Ontario capital tax refund, Q2 - receipt of a research and development investment tax credit.

[5] F2006 – Reflects the effect of lower future corporate tax rates as a result of federal and provincial tax policy changes.

Adjusted Consolidated Quarterly Results

(in millions except per share information)	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2005	Q2 2005	Q3 2005	Q4 2005
EBITDA	$ –	$ 11.1	$ 15.1	$ 48.6	$ (2.8)	$ 13.1	$ 11.5	$ 44.2
EBIT	$ (6.8)	$ 4.1	$ 8.2	$ 41.5	$ (9.2)	$ 6.2	$ 5.1	$ 37.5
(Loss) earnings from continuing operations	$ (7.7)	$ (1.9)	$ 0.8	$ 25.6	$ (16.9)	$ (2.4)	$ (2.1)	$ 23.0
Net (loss) earnings	$ (7.7)	$ (1.9)	$ 0.8	$ 25.6	$ (16.9)	$ (2.4)	$ (2.1)	$ 23.0
Basic and diluted (loss) earnings per share from continuing operations before accretion and inducement premium	$ (0.09)	$ (0.02)	$ 0.01	$ 0.28	$ (1.41)	$ (0.20)	$ (0.11)	$ 0.34
Basic and diluted (loss) earnings per share before accretion and inducement premium	$ (0.09)	$ (0.02)	$ 0.01	$ 0.28	$ (1.41)	$ (0.20)	$ (0.11)	$ 0.34

Quarterly Seasonality

6

In the Grain Handling and Marketing segment, the Pool actively buys and receives grain from customers on a relatively consistent basis throughout the year. Grains and oilseeds are tested, cleaned, dried, and blended in preparation for shipping and the Pool extracts a margin for these services. Pool merchandisers market non-Board grains and oilseeds directly to destination customers and buy and sell CWB grains as an Agent and Accredited Exporter of the CWB. The level of shipments depends on demand from destination customers, the CWB export program and producer marketing decisions, which are driven by commodity price expectations, harvest pressures and cash flow requirements. Segment sales from Grain Handling and Marketing in fiscal 2006 were higher than the previous year in each quarter due to higher production levels, strong shipments and a more robust export program.

The seasonal trends in agri-products sales directly relate to the life cycle of the crop with the fourth quarter being the strongest. In the last quarter of fiscal 2006, 63% of the segment's annual sales were generated when producers purchased their seed requirements, fertilizer and crop protection products. Fourth quarter sales were also higher than the previous year, in part because some of the third quarter sales were delayed until the fourth quarter, due to wet spring conditions and producer indecision on what crops to grow because of historically low commodity prices.

Agri-food processing sales were consistent quarter-to-quarter but higher than the previous year, reflecting a trend of continuing growth in finished oat product sales.

Fiscal 2006 earnings from continuing operations before one-time items were higher than fiscal 2005 due to strong results from the Grain Handling and Marketing segment and Can-Oat Milling, partially offset by lower earnings from the Agri-products segment.

Quarterly Business Trends in Grain Handling and Marketing and Agri-products Segments

First Quarter – August 1 to October 31

Grain Handling and Marketing segment – On average, approximately 25% of annual grain deliveries, 22% of grain shipments, 21% of Vancouver exports, and 31% of Thunder Bay exports occur in the first quarter.

Agri-products segment – On average, the Pool generates 11% of its agri-products sales in the first quarter. Producers purchase crop protection products and equipment from the Pool in preparation for harvest. After harvest, producers have their soil tested for nutrient levels and begin to purchase fertilizers from the Pool. The fall fertilizer application restores nutrients in the soil that are needed for spring planting.

Second Quarter – November 1 to January 31

Grain Handling and Marketing segment – On average, approximately 26% of annual grain deliveries, 26% of grain shipments, 26% of Vancouver exports, and 23% of Thunder Bay exports occur in the second quarter. Shipments through the Pool's Thunder Bay port terminal end in late December when the St. Lawrence Seaway is closed for the winter months.

Agri-products segment – On average, the Pool generates 15% of its agri-products sales in quarter two and receives pre-purchase payments from customers for their spring agri-products. This is an important sales promotion and marketing period for the Pool. Producers have completed harvest and are able to assess the performance of their seed – important in determining what crops will be planted in the spring.

Third Quarter – February 1 to April 30

Grain Handling and Marketing segment – On average, approximately 22% of annual grain deliveries, 24% of grain shipments, 28% of Vancouver exports, and 14% of Thunder Bay exports occur in the third quarter. Exports continue to
6 flow through the Vancouver port terminal and by the end of the third quarter Thunder Bay is once again fully operational.

Agri-products segment – On average, the Pool generates 12% of its agri-products sales in the third quarter. During this time, the Pool is launching its spring promotional programs and is finalizing its agri-products purchases to ensure product is in place to meet the heavy demand of the spring selling season. Agronomic specialists are actively working with producers to develop their operational plans, customizing solutions based on the specific needs of the producer.

Fourth Quarter – May 1 to July 31

Grain Handling and Marketing segment – On average, approximately 27% of annual grain deliveries, 28% of grain shipments, 25% of Vancouver exports, and 32% of Thunder Bay exports occur in the fourth quarter. July is a strong month for grain deliveries as farmers sell their old crop off and move it off-farm to make room for the new crop that is harvested from late August to the end of October.

Agri-products segment – On average, the Pool generates 62% of its agri-products sales in quarter four. Producers take delivery of pre-purchased agri-products and begin planting and tending to their crops. Producers carefully monitor crops for insects, weeds and disease during June and July and will apply various crop protection products depending upon these factors. Equipment sales begin at the end of the quarter as producers prepare their storage requirements for the harvest season.

6.1 Consolidated Quarterly Operating Results

Strong sales in each of the Pool's three business segments drove fourth quarter sales and other operating revenues to $602.1 million, a 10.1% increase from $546.7 million last year. Grain Handling and Marketing sales climbed 15%, Agri-products sales rose 6.4%, and Agri-food Processing posted an 11.8% improvement from the levels of the fiscal 2005 fourth quarter.

Segment EBITDA or earnings from continuing operations before interest, taxes and amortization was $59.2 million for the fourth quarter of 2006, an increase from $55.2 million generated in the prior year's quarter. All three of the Pool's wholly owned operations, including Grain Handling and Marketing, the Pool's retail agri-products network and Can-Oat Milling posted fourth quarter improvements, which more than offset lower contributions from Prairie Malt Limited and WCFL. Additional operating details are available in the segment discussion beginning with Section 6.1.1.

The following table reflects one-time items that were recorded in the Grain Handling and Marketing segment in the final quarters of fiscal 2006 and fiscal 2005.

Adjusted Results

(in millions)	Fourth Quarter 2006	One-time Items	Adjusted Fourth Quarter 2006	Fourth Quarter 2005	One-time Items	Adjusted Fourth Quarter 2005
Grain Handling and Marketing	$ 23.3	$ 5.3	$ 18.0	$ 17.2	$ 2.9	$ 14.3
Agri-products	31.8	-	31.8	34.4	-	34.4
Agri-food Processing	4.1	-	4.1	3.6	-	3.6
Segment EBITDA	$ 59.2	$ 5.3	$ 53.9	$ 55.2	$ 2.9	$ 52.3

Fiscal 2006's fourth quarter EBITDA included $5.3 million in the Grain Handling and Marketing segment for an actuarial adjustment relating to the Hourly Employees' Retirement Plan, which reduced salaries, wages and benefits expense. In last year's fourth quarter, the Pool recorded $2.9 million in the Grain Handling and Marketing segment to reflect interest 6
income on corporate income tax refunds.

The table below illustrates the impact of the quarters' one-time items, including the provision for pension settlement, together with corporate expenses on the Pool's quarterly financial performance.

Consolidated EBITDA was $38.9 million versus $47.1 million for the fourth quarters of fiscal 2006 and fiscal 2005 respectively. Consolidated EBITDA before one-time items was $48.6 million in the fourth quarter of fiscal 2006, up from $44.2 million for the same period in fiscal 2005.

Adjusted Results

(in millions)	Fourth Quarter 2006	One-time Items	Adjusted Fourth Quarter 2006	Fourth Quarter 2005	One-time Items	Adjusted Fourth Quarter 2005
Segment EBITDA	$ 59.2	$ 5.3	$ 53.9	$ 55.2	$ 2.9	$ 52.3
Corporate expenses	(5.3)	-	(5.3)	(8.1)	-	(8.1)
Provision for pension settlement	(15.0)	(15.0)	-	-	-	-
Consolidated EBITDA	$ 38.9	$ (9.7)	$ 48.6	$ 47.1	$ 2.9	$ 44.2

Corporate expenses in the fourth quarter of fiscal 2006 were $5.3 million, down from $8.1 million in the prior year's quarter mainly due to lower capital taxes and lower salaries, wages and benefits. The Pool recorded the annual amount of the fiscal 2005 Saskatchewan capital taxes in the last four months of the year, a result of becoming a Canadian Business Corporation in March 2005. In fiscal 2006, the taxes were recorded throughout the year.

The Pool also recorded a $15 million provision in this year's fourth quarter, reflecting management's best estimate of the potential minimum cost to the Pool of resolving a dispute regarding the Saskatchewan Wheat Pool/Grain Services Union Pension Plan solvency deficiency (see 12.5 in the Critical Accounting Estimates section of the Management's Discussion and Analysis and Note 19b in the notes to the consolidated financial statements for further details). Management made its estimate based on a range of potential outcomes that could include a negotiated settlement, litigation, or payment of all or a portion of the deficiency payments.

Adjusted Results

(in millions except per share information)	Fourth Quarter 2006	One-time Items	Adjusted Fourth Quarter 2006	Fourth Quarter 2005	One-time Items	Adjusted Fourth Quarter 2005
Consolidated EBITDA	$ 38.9	$ (9.7)	$ 48.6	$ 47.1	$ 2.9	$ 44.2
Amortization	(7.1)	–	(7.1)	(6.7)	–	(6.7)
EBIT	$ 31.8	$ (9.7)	$ 41.5	$ 40.4	$ 2.9	$ 37.5
Interest expense	(2.7)	–	(2.7)	(10.0)	–	(10.0)
Consolidated EBT	$ 29.1	$ (9.7)	$ 38.8	$ 30.4	$ 2.9	$ 27.5
Tax impact of one-time items and tax recoveries	–	3.5	(3.5)	–	(0.3)	0.3
Corporate taxes	(15.7)	(6.0)	(9.7)	(4.8)	–	(4.8)
Earnings (loss) from continuing operations	$ 13.4	$ (12.2)	$ 25.6	$ 25.6	$ 2.6	$ 23.0
Discontinued operations	0.1	0.1	–	3.9	3.9	–
Net earnings (loss)	$ 13.5	$ (12.1)	$ 25.6	$ 29.5	$ 6.5	$ 23.0
Weighted average shares	89.969		89.969	68.110		68.110
Earnings per share						
Continuing operations	$ 0.15		$ 0.28	$ 0.38		$ 0.34
Net earnings	$ 0.15		$ 0.28	$ 0.44		$ 0.34

EBIT in the fourth quarter of fiscal 2006 was $31.8 million versus $40.4 million in fiscal 2005. The Pool recorded EBIT before one-time items of $41.5 million compared to $37.5 million in the fourth quarter of fiscal 2005.

Interest expense in the fiscal 2006 fourth quarter was $2.7 million, down from $10 million in the prior year's period. Cash interest expenses fell 35.1% to $2.2 million, reflecting substantially lower long-term debt levels in the final quarter of fiscal 2006. The Pool recorded non-cash interest of $0.5 million, well below $6.5 million for the same three-month period in fiscal 2005. The variance resulted primarily from writing off $3.9 million of financing costs last year when the Pool repaid its $100 million Senior Secured Notes in June 2005. The remaining $2.1 million non-cash variance primarily related to accretion recorded in the prior year's fourth quarter for the Pool's $150 million Senior Subordinated Notes, which were repaid on May 5, 2006. Accretion is an accounting concept whereby discounted debt balances are increased on a systematic basis to eventually equal the face value at maturity.

Corporate tax expense rose $10.8 million quarter-over-quarter to $15.7 million and included $6 million that was recorded to reflect the effect of lower future federal corporate tax rates. In the fourth quarter of 2005, corporate taxes were $4.8 million.

There were no significant recoveries from discontinued operations in the fourth quarter of fiscal 2006. Last year's fourth quarter included a $3.8 million net recovery for a previously held investment in hog production. The recovery resulted from filings under the Canadian Agriculture Income Stabilization (CAIS) program, a joint federal/provincial business risk management program.

Before one-time items, net earnings for the final three months of the year were $25.6 million, compared to $23 million in the same period a year ago. Net earnings in the fourth quarter of fiscal 2006 were $13.5 million, compared to $29.5 million in the prior year's quarter.

6.1.1 Grain Handling and Marketing Segment

Producer deliveries to the Pool's primary elevator network were up 16.2% over last year's fourth quarter to 2.1 mmt. The larger than average crop produced last year in Saskatchewan – the province where the Pool's operations are most concentrated – translated into higher deliveries to our facilities in the fourth quarter of fiscal 2006.

The Pool's total grain shipments rose to 2 mmt in the fourth quarter of fiscal 2006, up 6.8% from the same quarter last year. Non-Board shipments climbed 17.3% to 0.8 mmt, while CWB shipments were unchanged at 1.2 mmt.

The Pool shipped 1.4 mmt through its Vancouver and Thunder Bay export terminals in the final three months of fiscal 2006, 16.9% above the 1.2 mmt shipped in the prior year period. The bulk of this increase was achieved through the Pool's joint venture at the Port of Vancouver, a key gateway to the Asia-Pacific market.

Grain Handling and Marketing Volumes

FOR THE QUARTER ENDED JULY 31

('000s metric tonnes)	2006	2005	Increase
Primary elevator receipts	2,146	1,847	16.2%
Primary elevator shipments			
CWB grains	1,191	1,187	0.3%
Non-Board grains and oilseeds	853	727	17.3%
Total primary elevator shipments	2,044	1,914	6.8%
Port terminal receipts			
Vancouver	835	669	24.8%
Thunder Bay	520	490	6.1%
	1,355	1,159	16.9%
Share of Prince Rupert Grain	227	199	14.1%
Total port terminal receipts	1,582	1,358	16.5%

6

The Pool calculates gross margin for the Grain Handling and Marketing segment based on its wholly owned assets, which excludes Prince Rupert Grain (PRG). Gross margin rose to $21.90 per tonne in the fourth quarter from $20.39 per tonne in the same period last year, which included $1.53 per tonne in one-time items. Excluding these one-time items, the $3.04 per tonne improvement stemmed mainly from higher wheat and durum margins – attained through stronger blending gains and terminal margins, as well as increased grain-drying revenue. These improvements were partially offset by lower malt barley margins caused by a poor quality crop.

EBITDA from the Grain Handling and Marketing segment climbed to $23.3 million from $17.2 million in the last quarter of fiscal 2005. EBITDA before one-time items was $18 million compared to $14.3 million in the same period last year. The increase resulted mainly from higher shipments and improved margins.

Segment EBIT rose to $20.4 million during the quarter, which compares to $14.3 million in the final quarter of fiscal 2005. EBIT before one-time items was up 32.5% to $15.1 million in the fourth quarter of fiscal 2006 from $11.4 million in the comparable period last year.

6.1.2 Agri-products Segment

Agri-products' fourth quarter sales were up in fiscal 2006 from the same period last year, despite excessive moisture in northeast Saskatchewan, an important market to the Pool. In the spring of 2006, wet weather in this region delayed seeding, reduced fertilizer application, and prevented producers from seeding approximately 1.7 million acres.

Our Agri-products segment generated sales of $340.7 million in the fiscal 2006 fourth quarter, compared to $320.3 million for the same period last year. The increase, in part, reflects sales that normally occur in the third quarter but were delayed to the fourth quarter, due to wet spring conditions and producer indecision on what crops to grow because of historically low commodity prices. In addition, an adequate supply of quality seed this year, compared to the spring of 2005, allowed producers to delay seed purchasing decisions until planting conditions improved in the fourth quarter. Higher fertilizer selling prices than in the previous year's fourth quarter also contributed to the rise in sales.

Fertilizer sales through our retail operations increased 15.2% in the fiscal 2006 fourth quarter from the same period last year, due to higher sales volumes and prices. Our proportionate share of sales through WCFL was 7.3% below the level of the previous year's quarter, mainly the result of decreased sales volumes.

Sales of crop protection products climbed $2.6 million from last year's fourth quarter as higher volumes were offset somewhat by lower prices, particularly in glyphosate products.

Agri-products Sales and Other Operating Revenues

FOR THE QUARTER ENDED JULY 31

(in millions)	2006	2005
Fertilizer products	$ 186.1	$ 176.7
Crop protection products	116.4	113.8
Other sales and operating revenues	38.2	29.8
Total	$ 340.7	$ 320.3

6 Agri-products EBITDA in the fourth quarter of fiscal 2006 was $31.8 million compared to $34.4 million in the same period last year. Our retail operations contributed $21.3 million in EBITDA, up from $18.3 million in the fourth quarter last year. WCFL contributed $10.5 million in the fourth quarter of fiscal 2006 to EBITDA compared to $16.1 million in the previous year, a result of margin pressures in fertilizer.

Fertilizer margins in the fiscal 2006 fourth quarter fell in both our retail operations and from WCFL. This was mainly because of an industry-wide issue; natural gas prices began to rise in late summer and early fall of 2005, which resulted in higher production costs for companies such as WCFL. As a result, normal margins could not be achieved on sales in the fourth quarter of 2006. WCFL's margin contribution dropped 30.2%, mainly due to lower fertilizer sales volumes and prices. The Pool's fertilizer retail margins were lower than in last year's fiscal fourth quarter, reflecting competitive pricing on high cost product, partially offset by higher sales volumes.

In the seed business, margins were higher mainly due to higher volumes because purchase decisions were delayed to the fourth quarter. Crop protection product margin dollars were higher than they were a year ago as greater sales volumes more than offset lower selling prices.

EBIT for the Agri-products segment in the final quarter of 2006 was $29 million, down from $31.8 million in the prior year period. EBIT from our retail operations was $20.6 million compared to $17.6 million in last year's fourth quarter, and WCFL's EBIT contribution was $8.4 million versus $14.2 million for the same respective periods.

Expenses for the Pool's retail operations in the fourth quarter of fiscal 2006 were 8.5% lower than the same period last year, primarily because of stronger collections of outstanding accounts from the 2005 agri-products credit program.

6.1.3 Agri-food Processing Segment

The Agri-food Processing segment includes wholly owned Can-Oat Milling and 42.4% owned Prairie Malt Limited. Segment sales for the final quarter were $32.2 million, 11.8% higher than the $28.8 million reported in the same period of fiscal 2005. Prairie Malt's sales were down 4.6% from the corresponding quarter last year. Can-Oat's sales increased 18.8% period-over-period based on higher volumes of finished oat products and driven by strong demand for whole grains from manufacturers of cereals and breakfast bars.

EBITDA for the segment rose to $4.1 million in the fourth quarter from $3.6 million in the same period last year. Can-Oat's EBITDA contribution grew 45.8% due to improved margins from higher value products, which resulted from increased sales volumes and greater production yields. Prairie Malt's EBITDA contribution declined as a result of ongoing margin pressure related to higher processing and energy costs and a stronger Canadian dollar. The Agri-food Processing segment EBIT in the fiscal 2006 fourth quarter improved to $2.8 million from $2.4 million in the same period last year.

In the final quarter of fiscal 2006, Can-Oat extended its operations into Alberta by purchasing a milling facility that processes oats, organic products and barley ingredients. This expansion enhances Can-Oat's strategic position, diversifies its raw material sourcing and creates opportunities to leverage technologies, expertise and efficiencies across its western Canadian network.

7. ANNUAL FINANCIAL INFORMATION

7.1 Summary of Consolidated Results

Fiscal 2006 consolidated sales and other operating revenues were $1.6 billion, up from $1.4 billion in the previous year. Sales grew in all three segments with the Grain Handling and Marketing segment achieving the largest year-over-year increase at 21.5%, followed by the Agri-products segment at 5.1% and the Agri-food Processing segment at 3.2%.

The Pool's three operating segments generated $105.9 million in EBITDA for fiscal 2006 compared to $92.8 million in 2005. A solid performance from the Grain Handling and Marketing segment accounted for 57.1% of the Pool's operating EBITDA, or $60.5 million. 6

EBITDA from the Agri-products segment was $27 million in fiscal 2006, down from $39.3 million in fiscal 2005 because of margin pressures brought about by increased retail competition, a lack of price appreciation of fertilizer prices, and more sales of lower margin product. 7

Agri-food Processing produced $18.4 million of the Pool's segment EBITDA in fiscal 2006, an improvement of 11.6% from fiscal 2005 with Can-Oat's contribution up 24.5% over last year. A complete description of each segment's operating performance begins in Section 7.1.1.

There were $7.7 million of one-time items included in the Pool's segment EBITDA in fiscal 2006. Fiscal 2005 results included $4.5 million of one-time items (see table below).

Adjusted Results

(in millions)	2006	One-time Items	Adjusted 2006	2005	One-time Items	Adjusted 2005
Grain Handling and Marketing[1,2]	$ 60.5	$ 7.3	$ 53.2	$ 37.1	$ 4.5	$ 32.6
Agri-products[3]	27.0	0.4	26.6	39.3	–	39.3
Agri-food Processing	18.4	–	18.4	16.4	–	16.4
Segment EBITDA	$ 105.9	$ 7.7	$ 98.2	$ 92.8	$ 4.5	$ 88.3

[1] A gain of $2 million from the sale of the Pool's 50% interest in the Lloydminster joint venture was recorded in fiscal 2006 together with a $5.3 million actuarial adjustment to the Hourly Employees' Retirement Plan.

[2] In fiscal 2005, an Ontario capital tax refund, settlement of a property tax dispute, and interest income on corporate income tax refunds were recorded.

[3] The Agri-products segment recorded its share of the gain from the sale of the Lloydminster joint venture in fiscal 2006.

In order to highlight the Pool's fiscal 2006 performance, the Company has provided additional detail on results prior to the one-time items noted above. Readers should refer to Section 7.2 – Selected Annual Financial Information for additional details on one-time items and their impact on the financial statements for the past three years.

Adjusted Results

(in millions)	2006	One-time Items	Adjusted 2006	2005	One-time Items	Adjusted 2005
Segment EBITDA	$ 105.9	$ 7.7	$ 98.2	$ 92.8	$ 4.5	$ 88.3
Corporate expenses	(23.4)	–	(23.4)	(22.3)	–	(22.3)
Provision for pension settlement	(15.0)	(15.0)	–	–	–	–
Consolidated EBITDA	$ 67.5	$ (7.3)	$ 74.8	$ 70.5	$ 4.5	$ 66.0

Corporate expenses for fiscal 2006 were $23.4 million compared to $22.3 million last year. In fiscal 2006, the Pool began funding the Western Farm Leadership Co-operative's business plan and those costs, together with regular salary increases, are the primary reasons for the slight increase this year.

Consolidated EBITDA for the 12-month period was $67.5 million versus $70.5 million in fiscal 2005. Consolidated EBITDA before one-time items was $74.8 million, up from $66 million last year.

The Pool recorded a provision for pension settlement of $15 million in its final quarter of fiscal 2006 as previously discussed. The table above illustrates the impact of the provision for pension settlement and the one-time items on consolidated EBITDA.

Adjusted Results

(in millions except per share information)	2006	One-time Items	Adjusted 2006	2005	One-time Items	Adjusted 2005
Consolidated EBITDA	$ 67.5	$ (7.3)	$ 74.8	$ 70.5	$ 4.5	$ 66.0
Amortization[1]	(27.8)	–	(27.8)	(26.4)	–	(26.4)
EBIT	$ 39.7	$ (7.3)	$ 47.0	$ 44.1	$ 4.5	$ 39.6
Interest expense	(21.0)	–	(21.0)	(37.1)	–	(37.1)
Expenses associated with the redemption of the Senior Subordinated Notes	(11.2)	(11.2)	–	–	–	–
EBT	$ 7.5	$ (18.5)	$ 26.0	$ 7.0	$ 4.5	$ 2.5
Tax impact of one-time items and tax recoveries	–	6.7	(6.7)	–	0.9	(0.9)
Corporate taxes[2]	(14.3)	(11.8)	(2.5)	–	–	–
(Loss) earnings from continuing operations	$ (6.8)	$ (23.6)	$ 16.8	$ 7.0	$ 5.4	$ 1.6
Discontinued operations	7.3	7.3	–	5.1	5.1	–
Net earnings (loss)	$ 0.5	$ (16.3)	$ 16.8	$ 12.1	$ 10.5	$ 1.6
Weighted average shares	84.343		84.343	28.103		28.103
Earnings (loss) per share						
Continuing operations[3]	$ (0.08)		$ 0.20	$ (1.44)		$ 0.06
Net earnings (loss)[3]	$ 0.01		$ 0.20	$ (1.26)		$ 0.06

[1] Rounded for the purpose of this table.

[2] Reflects the effect of lower future corporate tax rates as a result of federal and provincial tax policy changes.

[3] The calculations in the adjusted 2005 column exclude the inducement premium and accretions related to the equity component of the Convertible Subordinated Notes.

Amortization of property, plant and equipment and certain other long-term assets was $27.7 million in fiscal 2006 compared to $26.5 million in fiscal 2005. Higher amortization year-over-year reflected ongoing investment in property, plant and equipment.

EBIT in fiscal 2006 was $39.7 million versus $44.1 million in fiscal 2005. EBIT before one-time items was $47 million and $39.6 million for the respective years.

Financing expenses in fiscal 2006 included interest expense and expenses associated with the redemption of the Senior Subordinated Notes. Interest expense was $21 million compared to $37.1 million in fiscal 2005.

The cash component of interest expense in fiscal 2006 was $17.5 million, down from $21.7 million in the prior year reflecting both lower short-term borrowing levels and the reduction of long-term debt. The non-cash interest expense for fiscal 2006 was $3.5 million, which included $1.8 million of accretion on term debt and $1.7 million related to the amortization of deferred financing costs. The non-cash interest expense in fiscal 2005 was $15.4 million.

There was $11.2 million in fiscal 2006 financing expenses associated with the redemption of previously outstanding Senior Subordinated Notes. An early redemption premium of $3 million was paid in cash. The remaining $8.2 million in non-cash charges related to the adjustment of the carrying value of the Senior Subordinated Notes to their $150 million face value.

Corporate taxes in fiscal 2006 rose $14.3 million from nil last year. The increase included $11.8 million that the Pool recorded to reflect the effect of lower future corporate tax rates as a result of federal and provincial government tax policy changes.

Included in both years were after-tax recoveries from discontinued operations: $7.3 million in fiscal 2006 and $5.1 million in fiscal 2005. The recoveries in fiscal 2006 and $3.8 million of the recoveries in fiscal 2005 were related to filings under CAIS, a joint federal/provincial risk management program.

Net earnings before one-time items were $16.8 million, a significant increase from $1.6 million in fiscal 2005. Net earnings in fiscal 2006 were $0.5 million down from $12.1 million in the prior year.

7.1.1 Grain Handling and Marketing Segment

The Pool's total shipments rose 15.5% year-over-year, exceeding the 12.3% improvement posted by the industry as a whole. Our total shipments climbed to 7.9 mmt in fiscal 2006 from 6.9 mmt last year. The main reason for the Pool's relative strength was its success in marketing non-Board commodities. Our non-Board shipments, mainly canola and peas, were 39% higher year-over-year, compared to a 20.9% improvement for the industry as a whole. At the same time, the Pool's CWB shipments increased 2%, while total industry shipments were up 7%. CWB grains represented just 56.3% of the Pool's total shipments in fiscal 2006 compared to 63.7% last year.

The Pool chose to limit its participation in the tendering process for CWB commodities in fiscal 2006 in order to maximize margins and focus on attractive opportunities in the non-Board grains market. In addition, the CWB favoured producer car loading facilities, where farmers can load their own grain onto railcars, thereby bypassing country elevator systems operated by the Pool and other grain handlers.

Producers delivered 7.7 mmt of grains and oilseeds to Pool and AgPro facilities in fiscal 2006, up from 6.8 mmt in fiscal 2005. The improvement resulted largely from better growing conditions in Saskatchewan, which increased production available to us.

Our consolidated market share across the western provinces was 23%, on par with last year. Market share can fluctuate depending on the success of the CWB export program and the timing in each province of its contract calls; the Pool and other handlers purchase grain on behalf of the CWB in order to satisfy contract calls.

Grain Handling and Marketing Volumes

FOR THE YEAR ENDED JULY 31

('000s metric tonnes)	2006	2005	Increase (Decrease)
Primary elevator receipts	7,721	6,813	13.3%
Primary elevator shipments			
CWB grains	4,452	4,363	2.0%
Non-Board grains and oilseeds	3,462	2,490	39.0%
Total primary elevator shipments	7,914	6,853	15.5%
Port terminal receipts			
Vancouver	3,641	2,641	37.9%
Thunder Bay	1,463	1,493	(2.0%)
	5,104	4,134	23.5%
Share of Prince Rupert Grain	913	715	27.7%
Total port terminal receipts	6,017	4,849	24.1%

The combined volumes of the Pool's Vancouver and Thunder Bay ports rose to 5.1 mmt in fiscal 2006 from 4.1 mmt last year. Non-Board terminal handlings increased 57.9%, while CWB terminal handlings were up just 3.2%, despite better quality and slightly larger 2006 production of wheat and durum. Exports through our Vancouver port terminal climbed 37.9% during fiscal 2006 to 3.6 mmt, due to robust canola and pea movement and greater efficiencies achieved through our joint venture operations with JRI.

The Pool and JRI operate adjacent port facilities in Vancouver. By managing grain stocks together, we created efficiencies with improved co-ordination of railways, better utilization of storage capacity, a reduction in the total number of commodity segregations, and an increase in overall operating capacity. Western Canadian farmers now have ongoing access to greater and more efficient capacity in years of strong export movement. The joint venture is expected to come before a federal Competition Tribunal in the spring of 2007 for regulatory approval.

On a full-year basis, the Pool's share of shipments through the Prince Rupert Grain (PRG) terminal (owned by a consortium that includes the Pool, Agricore United, Cargill, and JRI) was up 27.7% because of the CWB's preference for shipping through that location.

Including one-time items of $0.25 per tonne this year and $0.65 per tonne last year, the gross margin for fiscal 2006 was up 8.3% to $20.26 per tonne from $18.71 per tonne last year. The improvement reflected higher canola margins, blending gains, more efficient asset and pipeline utilization (particularly at the Port of Vancouver), and additional drying revenue.

EBITDA rose to $60.5 million in fiscal 2006 from $37.1 million in fiscal 2005. EBITDA before one-time items was $53.2 million in fiscal 2006, a 63.2% increase from the $32.6 million recorded in fiscal 2005.

EBIT was robust as well, rising to $48.9 million from $25.8 million. Before one-time items, EBIT was $41.7 million in fiscal 2006 versus $21.3 million in fiscal 2005. Higher shipments and improved margin contributed to the increases.

From a cost perspective, expenses were up year-over-year. However, a $5.3 million favourable actuarial adjustment to the Hourly Employees' Retirement Plan offset an increase in salaries, wages and benefits expense. During the year, the Pool expensed $3.2 million of grain volume insurance premiums. There was no grain volume insurance expensed in fiscal 2005. In total, the cost per tonne for grain handling and marketing in fiscal 2006 dropped to $12.86 per tonne from $13.46 per tonne a year earlier.

7.1.2 Agri-products Segment

Agri-products sales rose 5.1% to $540.3 million in fiscal 2006 from $514.2 million in fiscal 2005. The Pool's retail sales were 7.8% higher than last year. Fertilizer and crop protection products accounted for 81.7% of the sales from our retail operations this year, about the same as last year.

Retail fertilizer sales were up 12.8% in fiscal 2006 due to higher sales volumes and prices. The Pool's proportionate share of WCFL's sales decreased slightly in fiscal 2006, reflecting a decrease in volumes by 7.6% that was offset by rising fertilizer prices year-over-year.

Crop protection product sales improved 2.7% in fiscal 2006 from last year's level, based on higher volumes somewhat offset by lower prices. Seed sales were up 4.2% year-over-year, primarily due to greater demand for wheat and durum seed.

Consolidated sales and operating revenues for the various components of our Agri-products segment are outlined in the table below.

Agri-products Sales and Other Operating Revenues

FOR THE YEAR ENDED JULY 31

(in millions)	2006	2005
Fertilizer products	$ 336.7	$ 318.0
Crop protection products	133.7	130.2
Other sales and operating revenues	69.9	66.0
Total	$ 540.3	$ 514.2

EBITDA was $27 million in fiscal 2006 compared to $39.3 million in fiscal 2005. In our retail operations, EBITDA was $9.2 million this year compared to $14.1 million in fiscal 2005. WCFL contributed $17.8 million to the segment EBITDA in fiscal 2006, down 29.4% from $25.2 million in the previous year, mainly a result of lower margins.

EBIT was $16 million in fiscal 2006 versus $29.3 million the previous year. Retail operations had EBIT of $6.3 million, down from $11.6 million in the previous fiscal year, while EBIT contributions from WCFL were $9.7 million in fiscal 2006 compared to $17.7 million last year.

Fertilizer margins fell on a consolidated basis due to lower sales volumes from WCFL and weather patterns that unfavourably affected prices. Natural gas is a key input in manufacturing fertilizer. In recent years, changes in the pricing of these two items were strongly correlated. Typically, during the summer months, excess supply keeps natural gas prices and fertilizer manufacturing costs down. The opposite effect occurs in winter, when supplies become tighter. The Pool locks in a portion of its fertilizer prices in the fall because they generally increase during the spring, allowing for margin growth opportunities in the key earnings season for this segment.

During fiscal 2006, the impact of hurricane Katrina reversed the normal pricing patterns for natural gas, causing prices to increase in the late summer and early fall months when companies like the Pool lock in prices in advance of selling. North America then experienced an unusually warm winter, which reduced natural gas consumption and prices. The price appreciation that usually occurs in the spring following cold winters did not take place in 2006 and, consequently, margins were not as high as in the previous year.

Crop protection product margins were on par with fiscal 2005 levels. A change in seed product mix and competitive pricing contributed to lower margins from that product line.

On the expense side, salaries and wages rose as vacant positions were filled. However, these costs were offset by a lower loan loss provision than in fiscal 2005 due to stronger collections of outstanding accounts in the 2005 agri-products credit program.

7.1.3 Agri-food Processing Segment

Agri-food Processing sales were up 3.2% at $122.3 million in fiscal 2006 from $118.5 million last year. Wholly owned Can-Oat Milling's sales rose 7.5% in fiscal 2006. Can-Oat's improvement was driven by higher demand for finished products such as oat flakes, bran and bran flour. Demand for these products by cereal and breakfast bar manufacturers continues to grow, influenced by the increasingly health-conscious whole grain consumer market.

The Pool's share in Prairie Malt's sales fell 7.7% in fiscal 2006 due to a stronger Canadian dollar and excess capacity in the North American and European malt industries.

Segment EBITDA was $18.4 million for fiscal 2006, up from $16.4 million in the prior year. EBIT for the segment was $13.2 million in fiscal 2006 versus $11.3 million in fiscal 2005.

Can-Oat's EBITDA increased 24.5% over fiscal 2005. Higher sales volumes combined with yield improvements drove Can-Oat's EBITDA growth in fiscal 2006. Prairie Malt's EBITDA was down due to pricing pressures related to excess capacity in the malt industry, as well as higher processing costs.

7.1.4 Outlook

The Pool is well positioned heading into fiscal 2007. The outlook for the Grain Handling and Marketing segment is positive. Harvest was virtually complete by the end of September, which is approximately one month ahead of schedule. While hot weather in July and August matured the crop quickly and allowed farmers to harvest early, the weather did affect crop yields. On October 5, 2006, Statistics Canada released its estimate of the 2006-07 crop, projecting western Canadian production of the six major grains and oilseeds at 48.1 mmt, which is up from the 10-year average but down 9.8% from last year's 53.3 mmt. It is expected that additional volumes will be available in 2007 due to high carry-over of on-farm stocks. The September 12, 2006 Statistics Canada estimate of on-farm carry-over from 2006 is at 9.5 mmt, 23% higher than a year earlier and nearly double the 5.3 mmt typically carried over from year to year.

One of the key business drivers that influences margins in the grain sector is quality. The 10-year average for milling quality spring wheat, graded in the top two categories, is 86%. This year's hotter than average growing season produced high-quality crops. In fact, the Pool's preliminary estimates suggest that approximately 90% of the wheat crop (spring wheat and durum) will grade in the top two categories. This compares favourably to last year's crop, in which top quality grades represented just 43% of the total. As a result, the Pool expects more blending opportunities in fiscal 2007 because there is a high carry-over of lower graded stock from the previous year.

Good quality and strengthening commodity prices bode well for Canadian agricultural exports. Commodity prices have improved because of tightening world supplies and poor yields and crop quality available from competing countries like Australia and the United States. Accordingly, the Pool expects robust exports in fiscal 2007. Industry sources, however, estimate western Canadian exports for fiscal 2007 at 25.8 mmt, on par with fiscal 2006. The Pool believes these estimates are conservative, particularly for wheat and barley given the exceptional quality and positive demand fundamentals in the global marketplace.

For the Agri-products segment, the early harvest is positive for farmers who require time to undertake their fall fieldwork in advance of winter snowfall. Farmers will apply crop protection products to their land to control fall weed growth and will put down fertilizer to replenish nutrients. Both activities depend on soil moisture levels; rains following harvest were adequate for this work to be done. In any event, the spring (particularly the Pool's fourth quarter) remains the most important sales and earnings season for this core business and its success will depend on seeding decisions, soil moisture content and growing conditions next year, particularly in May and June. We expect that competitive pricing in agri-products sales will continue to affect margin growth in this business during fiscal 2007. Natural gas prices and their influence on fertilizer pricing is also a key margin driver for the agri-products business. Natural gas prices have come down this fall. However, a cold winter typically drives up costs and prices. Natural gas supply and demand fundamentals will influence contributions from the Pool's joint venture, WCFL.

Our oat processing operations also anticipate a good year. The Pool believes that the health-conscious consumer market is growing and, as a result, demand for whole grain products is expected to continue. Can-Oat Milling is positioning itself to address this need through an expansion of its Portage la Prairie plant, scheduled to come online in February 2007. Can-Oat is adding 30,000 mt of primary capacity to deal with increasing demands from its customer base. In 2006, Can-Oat expanded its product offerings and market opportunities by purchasing ConAgra's milling facility in Barrhead, Alberta. In addition to its primary and finishing oat capacity, the Barrhead facility processes organics and barley, opening up new market opportunities for Can-Oat, which enjoys a solid reputation for quality and superior customer relations.

An early harvest of Saskatchewan's barley crop is very positive for malting barley selections required by the Pool and its customers. Saskatchewan Agriculture and Food estimates that 43% of the barley will grade as malt, compared to the 10-year crop report average of 30% (Source: Crop Report for September 17, 2006). Protein levels are moderate to low, disease levels are minimal and germination is very strong. Last year, germination was weak and resulted in minimal supplies and low carry-out stocks of quality barley. This year, domestic maltsters like Prairie Malt should have sufficient supplies to meet its processing demands. World barley prices are strengthening due to strong global demand and limited supply from Europe and Australia. Three factors that could limit malt price appreciation are growing concerns about high ocean freight rates, a strong Canadian dollar, and excess malting capacity in the industry. Prairie Malt enters into short and long-term sales contracts and, therefore, sales are expected to be at or near capacity in fiscal 2007.

7.2 Selected Three-year Annual Financial Information

Selected Annual Consolidated Financial Results

(in millions except per share information)	2006	2005	2004
Sales and other operating revenues	$ 1,580.2	$ 1,385.7	$ 1,407.3
EBITDA	$ 67.5	$ 70.5	$ 87.3
EBIT	$ 39.7	$ 44.1	$ 68.9
(Loss) earnings from continuing operations	$ (6.8)	$ 7.0	$ 17.9
Net recoveries (losses) from discontinued operations	$ 7.3	$ 5.1	$ (12.9)
Net earnings	$ 0.5	$ 12.1	$ 5.0
Basic and diluted (loss) earnings per share from continuing operations	$ (0.08)	$ (1.44)[1]	$ (0.18)[1]
Basic and diluted earnings (loss) per share	$ 0.01	$ (1.26)[1]	$ (1.43)[1]
Cash dividends declared per share	$ –	$ –	$ –
Total assets	$ 774.0	$ 721.9	$ 683.4
Long-term liabilities	$ 141.6	$ 189.9	$ 298.9

[1] The net loss per share reflects non-cash charges to retained earnings of $13.7 million in fiscal 2005 and $19.8 million in fiscal 2004 for the accretion of the equity component of the Convertible Subordinated Notes and a share capital inducement premium of $33.8 million in fiscal 2005 for Convertible Subordinated Noteholders as part of the Pool's Recapitalization initiative. Noteholders received a premium on the conversion rate (3.5 million of additional shares valued at $33.8 million) as an inducement to convert their Notes on March 31, 2005.

Adjustments to Earnings (Loss)

(in millions)	2006	2005	2004
One-time Items			
Grain Handling and Marketing[1]	$ 7.3	$ 4.5	$ 10.0
Agri-products[2]	0.4	-	-
Corporate[3]	-	-	1.6
Provision for pension settlement[4]	(15.0)	-	-
EBITDA	$ (7.3)	$ 4.5	$ 11.6
Provision recovery[5]	-	-	6.2
EBIT	$ (7.3)	$ 4.5	$ 17.8
Expenses associated with the redemption of the Senior Subordinated Notes	(11.2)	-	-
Tax recoveries	-	1.4	2.6
Tax impact on one-time items	6.7	(0.5)	(7.0)
Total one-time items	$ (11.8)	$ 5.4	$ 13.4
Effect of tax rate change on future taxes[6]	(11.8)	-	-
Adjustments to (loss) earnings from continuing operations	$ (23.6)	$ 5.4	$ 13.4
Net recoveries (losses) from discontinued operations	7.3	5.1	(12.9)
Total adjustments to net earnings	$ (16.3)	$ 10.5	$ 0.5

[1] F2006 – $2 million gain on sale of the Pool's 50% interest in the Lloydminster joint venture and $5.3 million actuarial adjustment to the Hourly Employees' Retirement Plan.

F2005 – Ontario capital tax refund, settlement of a property tax dispute, interest income on corporate income tax refunds.

F2004 – Property tax rebate and recovery from sale of interest in Mexican terminal.

[2] F2006 – $0.4 million gain on sale of the Pool's 50% interest in the Lloydminster joint venture.

[3] F2004 – Interest income on corporate income tax refund, capital refund net of income taxes.

[4] F2006 – Provision for Saskatchewan Wheat Pool/Grain Services Union Pension Plan dispute.

[5] F2004 – Recovery from sale of interest in Mexican terminal.

[6] F2006 – Reflects the effect of lower future corporate tax rates as a result of federal and provincial tax policy changes.

Adjusted Consolidated Results

(in millions except per share information)	2006	2005	2004
EBITDA	$ 74.8	$ 66.0	$ 75.7
EBIT	$ 47.0	$ 39.6	$ 51.1
Earnings from continuing operations	$ 16.8	$ 1.6	$ 4.5
Net earnings	$ 16.8	$ 1.6	$ 4.5
Basic and diluted earnings per share from continuing operations	$ 0.20	$ 0.06[1]	$ 0.44[2]
Basic and diluted earnings per share	$ 0.20	$ 0.06[1]	$ 0.44[2]
Cash dividends declared per share	$ -	$ -	$ -
Total assets	$ 774.0	$ 721.9	$ 683.4
Long-term liabilities	$ 141.6	$ 189.9	$ 298.9

[1] The calculations exclude the inducement premium and accretion related to the equity component of Convertible Subordinated Notes.

[2] The calculations exclude the accretion of the equity component of the Convertible Subordinated Notes.

8 LIQUIDITY AND CAPITAL RESOURCES

During fiscal 2006, the Pool completed a financing program that resulted in interest rate reductions of 4% on the majority of its long-term debt and a reduction of outstanding long-term debt from $148.9 million to $101.9 million. Further details of the Pool's financing activities in fiscal 2006 can be found in Section 8.2 and should be read in conjunction with the notes to the consolidated financial statements.

The financing activities in fiscal 2006 complemented strategies undertaken in fiscal 2005 to position the Company for future growth by improving liquidity and financial flexibility. The strategies in fiscal 2005 included:

- securing a new three-year $250 million revolving asset backed loan facility;
- issuing $100 million of Senior Secured Notes with $78.7 million of the proceeds used to retire bank term debt;
- recapitalizing the Company by changing the business model from a traditional co-operative structure to a Canadian Business Corporation;
- issuing a single class of common voting shares to Class A and Class B shareholders;
- exchanging $171.7 million of Convertible Subordinated Notes into new common voting shares;
- issuing a rights offering to common shareholders that raised net proceeds of $142.3 million; and
- repaying $100 million of Senior Secured Notes from the above noted proceeds.

8

In addition to the significant improvements made to the Pool's balance sheet, the Pool has recorded two successful years of operating results, generating $53.7 million in cash flow from continuing operations in fiscal 2006 and $46.7 million in fiscal 2005. Free cash flow for these years was $23.8 million and $33.8 million respectively. As a result, the key financial ratios set out below have improved dramatically since fiscal 2004.

Key Financial Ratios

AS AT JULY 31

	2006	2005	2004
Current ratio	2.28	2.31	1.59
Total debt-to-equity	24:76	33:67	61:39
Long-term debt-to-equity	19:81	29:71	58:42

During the year, the Pool issued 8,416,627 shares for gross proceeds of $63.3 million. In fiscal 2005, 46,762,078 shares were issued for gross proceeds of $150.1 million. At the end of fiscal 2006, the Pool had 90,250,764 shares outstanding. Total trading volumes in fiscal 2006 were 113,947,324 shares, representing average monthly volumes of 9,495,610 shares. The share price reached a high of $8.87 during fiscal 2006, a low of $5.37, and closed at $7.78 on July 31, 2006.


SHARE PRICE AND VOLUME CHART
SHARE PRICE (C$)
VOLUME (MM)
10.00
9.00
8.00
7.00
6.00
5.00
4.00
6.0
5.0
4.0
3.0
2.0
1.0
0.0
July 2005
Sept 2005
Nov 2005
Jan 2006
Mar 2006
May 2006
July 2006

Source: Bloomberg

8.1 Cash Flow from Operations

Cash flow from continuing operations rose to $53.7 million for the year ended July 31, 2006, from $46.7 million in fiscal 2005, reflecting stronger operating earnings year-over-year. Collections on previously recorded receivables from CAIS resulted in $17.5 million in cash flow from discontinued operations, including $6 million that was accrued in fiscal 2005.

Cash Flow Activities

AS AT JULY 31

(in millions)	2006	2005	Change
Cash and cash equivalents, beginning of year	$ 73.3	$ 13.4	$ 59.9
Cash flow from (used in):			
Operating activities			
Continuing operations	53.7	46.7	7.0
Changes in non-cash working capital items – continuing operations	(20.3)	(19.7)	(0.6)
Discontinued operations	17.5	0.9	16.6
Financing activities	(0.1)	43.8	(43.9)
Investing activities	(27.4)	(11.8)	(15.6)
Increase (decrease) in cash	$ 23.4	$ 59.9	$ (36.5)
Cash and cash equivalents, end of year	$ 96.7	$ 73.3	$ 23.4
Cash flow from continuing operations	$ 53.7	$ 46.7	$ 7.0
Capital expenditures	(29.9)	(12.9)	(17.0)
Free cash flow	$ 23.8	$ 33.8	$ (10.0)

8

Improvements in working capital over the past three fiscal years reflect the Pool's recapitalization, refinancing initiatives and free cash flow.

Working Capital

AS AT JULY 31

(in millions)	2006	2005	2004
Working capital	$ 219.4	$ 196.7	$ 114.1

Selected Working Capital Items

AS AT JULY 31

(in millions)	2006	2005	2004
Accounts receivable	$ 123.2	$ 127.1	$ 164.2
Inventories	142.9	117.4	104.9
Prepaid expenses and deposits	13.1	20.7	9.8
Accounts payable and accrued liabilities	(129.9)	(115.3)	(150.7)
Total selected working capital items	$ 149.3	$ 149.9	$ 128.2

Accounts receivable decreased by $3.9 million to $123.2 million at the end of fiscal 2006. Lower receivables for grains held on behalf of the CWB and the collection of the CAIS receivables were offset by higher trade receivables.

Inventories were $142.9 million at the end of fiscal 2006, up from $117.4 million at the end of fiscal 2005, reflecting higher levels of crop protection product and fertilizer inventories. The higher inventories in fiscal 2006 resulted mainly from lower than expected sales in the Agri-products segment in northeast Saskatchewan where heavy rains caused about 1.7 million acres to remain unseeded.

Prepaid expenses and deposits declined by $7.6 million primarily because a $10 million security deposit was withdrawn from the CGC and replaced with a letter of credit. Partially offsetting this item were deposits made by the Pool for agri-products supplies and prepayments by WCFL for natural gas supplies, a key component in the production of fertilizer.

Accounts payable and accrued liabilities rose $14.6 million to $129.9 million at the end of fiscal 2006 because of the $15 million provision the Pool recorded for the Saskatchewan Wheat Pool/Grain Services Union Pension Plan dispute. This provision is management's best estimate of the minimum cost required by the Pool to resolve the issue.

Contractual Obligations

		Payments due by period			
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$ 110.8	$ 8.9	$ 1.0	$ 0.9	$ 100.0
Operating leases	16.6	5.3	7.4	3.9	-
Purchase obligations*	125.5	124.9	0.6	-	-
Other long-term obligations	35.3	7.8	13.4	4.1	10.0
Total contractual obligations	$ 288.2	$ 146.9	$ 22.4	$ 8.9	$ 110.0

* The majority of purchase obligations relate to commodity purchase contracts for non-Board grains and oilseeds. The obligations under these contracts are largely offset by commodity sales contracts.

8

8.2 Financing Activities

During fiscal 2006, the Pool completed the following financing transactions:

- On April 5, the Pool issued 6,700,000 common shares at a price of $7.50 per share to a syndicate of underwriters on a bought-deal basis. Net proceeds from the offering were $47.9 million after underwriters' fees and offering expenses.
- On April 6, the Pool issued $100 million of 8% Senior Unsecured Notes due April 8, 2013. Net proceeds to the Pool were $97.1 million after underwriters' fees and offering expenses.
- On May 5, the Pool redeemed all outstanding 12% Senior Subordinated Notes due November 29, 2008 at the full redemption price of $153 million, which included a $3 million premium for early redemption. The net proceeds from the debt and equity offerings, and working capital, were used to redeem the Notes.
- On May 9, the Pool issued 670,000 common shares at $7.50 per share pursuant to an over-allotment option granted to the underwriters for the equity offering. Net proceeds were $4.8 million after underwriters' fees.
- On May 19, the Pool issued 1,046,627 common shares at $7.6436 per share (five-day volume weighted average price) pursuant to a private placement agreement with Tokyo-based Mitsui & Co., Ltd. for gross proceeds of $8 million.
- The net proceeds from the over-allotment option and private placement were added to working capital.

The reduction of the interest rate on long-term debt from 12% to 8% and the decrease in the outstanding term debt amount from $150 million to $100 million will result in lower future interest payments of approximately $10 million per year.

8.2.1 Debt Rating

On March 14, 2006, Standard & Poor's raised the Pool's credit rating to B+ from B. The change reflects the Pool's refinancing initiative and substantially strengthened balance sheet.

On April 7, 2006, the Dominion Bond Rating Service (DBRS) rated the Pool's bank debt (Senior Secured Debt) as BB (low) while assigning a B (high) rating to the Senior Unsecured Notes, in recognition of the Pool's manageable financial leverage position and improved earnings potential.

Debt Ratings

Rating Agency	Corporate Rating	Bank Debt	Senior Unsecured Notes
Standard & Poor's	B+	BB	B
DBRS	NR*	BB (low)	B (high)

* NR=Not Rated

8.2.2 Operating Line

The Pool has a $250 million revolving asset-backed loan facility that it utilizes at various times during the year to finance operating requirements, which primarily consist of grain and agri-products inventory purchases and financing of accounts receivable from the CWB and other trade accounts. There were no cash drawings on the Pool's operating loan facilities at either July 31, 2006 or July 31, 2005.

Typically, the operating lines are used to purchase inventories in the months prior to the agri-products spring selling season. In the past two years, the flow of grain purchases has become less seasonal and as a result, working capital does not fluctuate as significantly as it did in past years. The timing of grain purchases are driven more by the key drivers – quality, price, producer deliveries and exports.

8

The facility is also used to post letters of credit and similar instruments related to operating an agri-business. These instruments effectively reduce the amount of cash that can be drawn on the revolving asset-backed loan facility. The facility is secured by assets of the Company. Interest is calculated at a floating rate of bank prime plus 0.5%. In fiscal 2005, interest was payable at prime plus 1.5%.

Certain of the Pool's subsidiaries and joint ventures have their own bank operating lines and long-term debt facilities. The Company does not guarantee, and is not responsible for, repayment of the subsidiaries' or joint ventures' loans.

Short-term investments are generally used to fund operating requirements before draws are made against credit facilities to purchase working capital. Short-term investments at July 31, 2006 were $104.9 million, an increase of $25.6 million from fiscal 2005. Excluding its proportionate share of joint ventures, the Pool held short-term investments of $78 million at July 31, 2006 compared to $29 million at the end of fiscal 2005.

8.3 Investing Activities

8.3.1 Capital Expenditures

The Pool's capital expenditures in fiscal 2006 were $29.9 million, including expenditures at Can-Oat Milling. The majority was spent on capital upgrades to the Pool's grain handling network, with $7.7 million related to upgrades to the dust control, ventilation and cleaning systems at the Vancouver port terminal. These improvements were part of a multi-year project to improve operations at the port. Can-Oat's expenditures mainly related to capital projects supporting expansion of its annual milling capacity.

In fiscal 2006, Can-Oat Milling began construction on a $12 million expansion plan to increase overall primary processing capacity at its Portage la Prairie plant. Approximately 30% of the costs were incurred during the year. Can-Oat also acquired an oat milling facility in Barrhead, Alberta in June 2006, which increased its annual capacity to 375,000 mt.

On February 22, 2006, the Pool divested of its 50% interest in a grain and agri-products facility at Lloydminster, Saskatchewan. The Company recorded a pre-tax gain on the sale of $2.4 million, with $2 million attributed to the Grain Handling and Marketing segment and the balance to the Agri-products segment.

In fiscal 2007, consolidated capital expenditures are expected to increase approximately 33% to $40 million. About 50% of the expected funding will be targeted to capital upgrades and improvements to the Pool's grain handling and agri-products retail network system and 30% to Can-Oat expansion and its $1.7 million biomass fuel project, which began in fiscal 2006.

8.3.2 Dividends

The Pool receives regular dividends from certain of its subsidiaries and joint ventures. The dividend level depends on a number of factors, including profitability, cash flow and capital spending programs of the entities, as well as covenants in their financing agreements. Dividends from joint ventures depend on the agreements with joint venture partners. The Pool does not rely on these dividends to fund its capital spending programs or to meet its financial obligations.

9 COLLECTIVE BARGAINING

During fiscal 2006, the following collective agreements were renegotiated with an average annual wage and benefit increase of approximately 3% per year:

- The Grain Workers Union collective agreement, representing 107 employees at the Pool's Vancouver grain terminal, was ratified in May 2006. The agreement expires in 2010.
- The United Steel Workers of America, Union Lodge 650 collective agreement, representing 47 employees at the Pool's Thunder Bay grain terminal, was ratified in May 2006 and will expire in 2009.
- The Grain Services Union collective agreements, representing 57 employees at the Pool's AgPro facilities in Moose Jaw and Saskatoon, were ratified in June and July 2006 respectively. The agreements will expire in 2009.

The Pool is currently bargaining with the Grain Services Union on two separate collective agreements that represent 529 employees in Country Services facilities across Saskatchewan and 149 employees at the Pool's head office in Regina. Both collective agreements expired in January 2006.

The United Food & Commercial Workers Union (UFCW) agreement that covers employees at the AgPro facility in Coulter expires in 2007. The Grain Services Union agreement, covering employees at the Pool's AgPro facilities in Alberta and Manitoba also expires in 2007. The Pool operates its grain handling and agri-products locations as AgPro in Alberta and Manitoba.

Recently, the UFCW filed Certification Applications with the Saskatchewan Labour Relations Board and the Canadian Industrial Relations Board to represent the workers in the Can-Oat plant in Martensville, Saskatchewan. If the Canadian Industrial Relations Board is satisfied that the application represents a majority of the employees, and the bargaining unit is determined to be the appropriate unit for collective bargaining, it is believed they will certify the Union. If this is the case, Can-Oat Martensville will be represented by the UFCW and negotiations for an initial agreement will commence.

10 OFF BALANCE SHEET ARRANGEMENTS

Under the terms of an agreement, Farm Credit Canada provides credit to the Pool's farming customers for the purchase of crop inputs. Please refer to the discussion under Credit Risk, Critical Accounting Estimates – Agri-products segment and Note 15b in the notes to the consolidated financial statements.

11 RELATED PARTY TRANSACTIONS

Transactions with joint ventures and subsidiaries are eliminated in accordance with consolidation accounting principles. There are no significant related party transactions with equity accounted investees.

12 CRITICAL ACCOUNTING ESTIMATES

In preparing the Company's consolidated financial statements, management is required to make assessments and estimates as to the outcome of future events. Such assessments are made using the best information available to management at the time. The following is an analysis of the critical accounting estimates.

12.1 Grain Handling and Marketing Segment

The Grain Handling and Marketing segment contains a $4 million allowance related to a receivable for product delivered to a customer in Mexico. Due to steps taken by the Company to mitigate this potential loss as at July 31, 2006, the allowance of $4 million completely covers the exposure. Recovery by the Pool on any portion of this receivable would increase earnings in future years.

12.2 Agri-products Segment

Under the terms of an agreement, Farm Credit Canada provides credit to farm customers of the Pool for the purchase of crop inputs. Loans are stratified based on program years and are generally due to the financial institution on January 31 of the following year. Loans under the program are secured by a general security agreement granted by the customer, covering the crop and farm assets. Under the agreement, the Pool has agreed to reimburse this financial institution in December for loan losses in excess of a reserve.

At July 31, 2006, $188.4 million of producer loans were outstanding, including $182.3 million related to the 2006 loan program and $6.1 million related to the 2005 loan program. The loan loss provision is $3.3 million, with the net portion due within one year estimated at $1 million. This provision has been established based on historical results from fiscal 2003 to fiscal 2005 and the Pool's assessment of outstanding loans. The Pool expects that loan losses will not differ significantly from the amount provided for previously. Any differences will be reflected in future years.

In 1987, WCFL closed two facilities that manufactured phosphate and nitrate fertilizers. The joint venture has provided for site restoration and reclamation costs related to former production facilities in Calgary and Medicine Hat, Alberta and associated phosphogypsum stacks and certain closed landfills. The Pool's share of the estimated costs included in long-term liabilities is $10 million. WCFL reviews the provision on a regular basis to ensure that the costs to complete the work are appropriately reflected in its financial statements. If the estimate for reclamation changes in the future, the earnings of the joint venture will be affected.

12.3 Agri-food Processing Segment

There are no critical accounting estimates in this segment.

12.4 Corporate and Other

The Pool follows the liability method of tax allocation in accounting for income taxes. Essentially, future income tax assets and liabilities are recorded based on the temporary differences between the tax and accounting balances for these assets and liabilities, multiplied by the tax rate projected to be in effect when the differences are expected to reverse. For the Pool, the primary temporary differences involve the book value of property, plant and equipment compared to the tax cost of these assets as well as non-capital tax losses available for carry-forward over a finite period.

The Pool records future tax assets, net of a valuation allowance, that reflects an amount the Company considers is more likely than not to be realized. At July 31, 2006, the Pool has future tax assets of $103.3 million, which is net of a $39.8 million valuation allowance. The amount recorded may change based on future events and circumstances.

12.5 Saskatchewan Wheat Pool/Grain Services Union Pension Plan

As described in Note 19b of the annual consolidated financial statements for the year ended July 31, 2006, one of the plans that the Company contributes to is the Saskatchewan Wheat Pool/Grain Services Union (GSU) Pension Plan, a closed negotiated cost plan providing defined benefits in respect of employees. Since the cost is negotiated, the Company accounts for this Plan as a defined contribution plan; however, it must be valued for regulatory purposes as a defined benefit plan.

A formal actuarial valuation on the Plan as at December 31, 2005, was filed with Office of the Superintendent of Financial Institutions (OSFI) in June 2006. The report indicates a solvency deficiency of $38.8 million and a going concern surplus of $7.9 million. Pension regulations require the solvency deficiency as at December 31, 2005, to be addressed over a five-year period through equal quarterly instalments plus interest. With a $38.8 million solvency deficiency, additional contributions (deficiency payments) of approximately $2.2 million per quarter would be required over a five-year period or until termination of the Plan.

Notwithstanding the Company's position that neither the collective agreement with the GSU, the Plan text nor the spirit or intent of the original agreement requires the Company to pay solvency deficiency payments, the Company, on September 20, 2006, submitted a final offer to the GSU to wind-up the Plan as of September 30, 2006 and in return the Company would fund 50% of a calculated solvency deficiency up to a maximum of $20 million. In order to provide a permanent resolution to this dispute, the GSU would need to agree that responsibility for the remaining deficiency would rest with Plan members and not the Company. The offer is subject to ratification by the Company's Board of Directors, the GSU and approval by appropriate regulatory authorities. The Company has received advice from legal counsel that it is only responsible for deficiency payments that are due and not paid if the Plan is wound-up. If the offer is not accepted by the GSU, the Company intends to take action to wind-up the Plan and to defend itself against any action by OSFI ordering the Company to make deficiency payments.

The manner in which this dispute will ultimately be resolved is unclear. Options for resolution include:

- a negotiated settlement with the GSU that is satisfactory to regulatory authorities;
- litigation with OSFI to determine whether the Company is obligated to make solvency deficiency payments, which would total $38.8 million over a five-year period from the latest filed valuation; and
- payment of deficiency payments in the amount of $2.2 million per quarter from December 31, 2005 to the date a wind-up is ordered by OSFI.

Management has evaluated the potential outcomes of this dispute and the range of the amount of loss to the Company. While it is uncertain as to the manner in which this matter will be ultimately resolved, in the opinion of management it is likely that the minimum loss to the Company will be $15 million. Accordingly, in the fourth quarter of fiscal 2006, a charge of $15 million has been recorded to reflect management's best estimate of the minimum cost to the Company to resolve the dispute.

There is a risk that the Company may ultimately be held responsible for an increase in contributions beyond the $15 million provided for in the financial statements.

Readers should refer to Note 19b in the notes to the consolidated financial statements for additional information.

13 CHANGES IN ACCOUNTING POLICIES

During the year, the Pool implemented three stock-based compensation plans: a *deferred share unit plan* (DSU) for independent directors and a restricted share unit plan (RSU) and a performance share unit plan (PSU) for designated executives. These plans replace cash-based compensation plans and are described in Note 18 in the notes to the consolidated financial statements. The Pool uses the fair value method to account for these new plans, which is the same method used on stock option plans already in existence and in accordance with the Canadian Institute of Chartered Accountants (CICA) 3870.

The only accounting policy change from fiscal 2005 relates to the CICA standard regarding Asset Retirement Obligations (ARO) (CICA 3110). The accounting for the environmental obligations of one of the Company's affiliates was amended to reflect CICA 3110 effective August 1, 2004. This standard applies to the recognition and measurement of legal obligations on the acquisition, construction, development or normal use of property, plant and equipment owned by the Company or its affiliates. The standard requires the obligation be recognized in the financial statements in the period incurred provided a reasonable estimate of the fair value can be determined. As time passes, accretion is charged to earnings to recognize the fair value of the obligation.

The impact of retroactively transitioning to the new ARO standard is as follows:

- no impact on reclamation provision or retained earnings at July 31, 2004; and
- negligible impact on earnings for fiscal 2005.

14 FINANCIAL AND OTHER INSTRUMENTS

The Pool is involved in the purchase, sale and processing of raw agricultural commodities. Agricultural commodities are subject to price fluctuations due to numerous unpredictable factors that may create price risk. The Company enters into derivative contracts, exchange-traded futures and options contracts, and forward purchase and sales contracts, with the objective of managing exposure to adverse price movements in agricultural commodities. The daily net commodity position consists of inventory, related forward purchase and sales contracts, and exchange-traded futures and options contracts.

The Pool uses these derivative contracts to minimize the effects of changes in the prices of hedgable agricultural commodities. Exchange-traded futures and options contracts and forward purchase and sales contracts are marked-to-market at values based on quoted market prices adjusted for freight and handling costs. The unrealized gains and losses for hedgable commodity positions are recognized as cost of sales in the consolidated statements of earnings and *retained earnings* (deficit).

The Company has practices and policies in place to limit the amount of unhedged fixed-price commodity positions that it is allowed to maintain. On a daily basis, the Company measures the combination of quantity and value at risk.

The Pool is exposed to fluctuations in foreign currency exchange rates on transactions denominated in foreign currencies.

The Company uses derivative financial instruments, such as foreign currency forward contracts and futures contracts, to limit exposures to changes in foreign currency exchange rates with respect to its recorded foreign currency denominated assets and liabilities and forecast transactions. Certain areas of the Company not related to the handling and marketing of grain, follow the Hedging Relationships guidance of CICA Accounting Guideline 13. Under hedge accounting, the gains and losses, revenues and expenses associated with a hedged item and the hedging instrument are recognized in income in the same period. In the remaining areas of the Company, unrealized gains and losses on forward foreign exchange and futures contracts are marked-to-market and recognized as sales and other operating revenues in the consolidated statements of earnings and retained earnings (deficit).

The Pool has established policies that measure and review its exposure to foreign currency risk on a daily basis. Further information is provided in the July 31, 2006, notes to the consolidated financial statements – Note 24.

15 FUTURE ACCOUNTING STANDARDS

All the future CICA accounting standards below need to be adopted at the same time. All standards are required to be adopted for the interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The impact of the adoption of these standards on the presentation of the Company's consolidated financial statements has not yet been determined.

15.1 Comprehensive Income and Equity

Comprehensive Income (CICA 1530) introduces a new location, outside the income statement, for recognizing certain unrealized gains and losses – other comprehensive income. Equity (CICA 3251) establishes standards for presentation of equity and changes in equity during the reporting period.

15.2 Financial Instruments and Hedge Accounting

Financial Instruments – Recognition and Measurement (CICA 3855) establishes the basis of initial measurement (fair value) and subsequent measurement (fair value or cost) of financial instruments. Financial Instruments – Disclosure and Presentation (CICA 3861) is amended to address the presentation of financial instruments and non-financial derivatives, and identify the information that should be disclosed about them, including accounting policy and fair value disclosures. Hedges (CICA 3865) extend existing requirements for hedge accounting.

16 RISK MANAGEMENT

The Pool faces certain risks, including weather, strategic, market, financial restriction, credit, and foreign exchange risk, which can impact its financial performance. For additional information on other general business and environmental risks, readers should review the 2006 Annual Information Form.

16.1 Governance and Oversight

The Pool's Risk Management Committee (the Committee) is a senior management committee responsible for assessing enterprise risks and implementing strategies to reduce the Company's exposure. The Committee meets regularly to assess risks and direct risk mitigation activities. Regular reports are provided to the Audit Committee of the Board of Directors.

16.2 Weather Risk

As an agri-business company, the Pool's most significant risk is the weather. The effects of weather conditions on crop quality and production volumes present significant operating and financial risk to the Pool's Grain Handling and Marketing segment. Volumes are a key driver of earnings for the Pool's grain operations. Fixed costs in the Pool's primary elevator system represent approximately 75% to 80% of total costs and, as a result, reduced volume and inventory turns negatively impact the margin/earnings per tonne achievable.

Crop quality is also an important factor because the majority of the higher quality grains and oilseeds move into export position; accordingly, the Pool generates margins at each stage of its pipeline through to its port terminals.

Grains destined for domestic markets on average generate lower margins, particularly feed grains, which require little processing and handling. Therefore, the mix of grains and oilseeds that the Pool manages in any given year is an important factor in its ability to generate strong margins and earnings. The Pool offers a number of programs to its primary customers, including drying and blending opportunities in an attempt to mitigate some of the quality risk.

The level and mix of agri-products sales are also dependent on weather. Weather is a determining factor in crop selection by producers at seeding time, the variety of seeds sown, and the amount of proprietary seed sold. Crop selection decisions also impact the amount of fertilizer and crop protection products sold since certain crops require significantly more inputs than others. During the growing season, weather determines how much product is applied to the land. The Pool's Agri-products group works closely with its Grain group to anticipate producers' intentions for seeding, in order to manage agri-products inventories appropriately.

The Pool has attempted over the years to mitigate exposure to weather by expanding its grain handling and agri-products facilities into Alberta and Manitoba, thereby reducing the impact of localized growing conditions. The Pool secured grain volume insurance for the 2007 fiscal year. The coverage provides a maximum payment of $30 million with partial payments available should Prairie production decline by approximately 20%. The program is weighted regionally to reflect the Pool's market share in each province. The package also includes a small three-year component.

16.3 Market Risk

A significant portion of the *Pool's sales are derived* from our Grain Handling and Marketing segment. Earnings for this segment fluctuate based on the volume of grain handled and the margins earned on the purchase and sale of non-*Board* grains. In the case of Board grains, the Pool earns CWB storage and handling tariffs; these are established independently of the market price for grain.

Approximately 60% of the grain shipped by the Pool is Board grain – wheat and barley sold by, or on behalf of the, CWB into the export and domestic markets. For these grains, our risks are reduced in part through the terms of formal legal arrangements between the Pool and the CWB. The arrangements provide for full reimbursement of the price paid to producers for grain as well as certain costs incurred by the Pool. Adverse impacts can be experienced by the Pool whereby handling of Board grain results in a loss of grade or, in the case of the CWB's tendering program, the Pool fails to meet the requirements under the tendering contract. The Pool employs grain grading, handling procedures and quality testing across our pipeline to help mitigate these risks.

For non-Board grains and oilseeds purchased by the Pool, we face the risk of movement in price between the time the grain is purchased and when it is sold. Financial risk management activities commonly referred to as 'hedging,' where such opportunities exist, can reduce this risk. Hedging is the placing in the futures market of a position opposite to one held in the cash market in order to reduce the risk of financial loss from an adverse price change. The Pool manages non-Board grain market risk primarily through hedging and maintaining positions on all commodity purchases and sales within approved position limits.

The Pool employs a comprehensive Commodity Risk Management Policy, in which position limits are used to restrict our exposure to changes in commodity prices. Position limits set out the amount of market exposure the Company is willing to tolerate by commodity. The policy defines these tolerance levels based on the size of the original position, liquidity in the futures market and a number of other factors. The Pool's Audit Committee sets various authorization limits.

16.4 Credit Risk

16

The Pool is exposed to credit risk in connection with credit provided to its customers, including credit provided on agri-products purchases through a third party. Credit defaults by the Pool's customers could have a material adverse effect on the Pool's financial results and financial condition. The Pool shares responsibility for defaulted accounts and loan losses with Farm Credit Canada, its partner in the FarmSmart™ agri-products credit program. The allowance for doubtful accounts under this program averaged less than 2% of sales per program year in its first three years of operation.

The Pool manages credit risk through adherence to its established Credit and Collection Policies. The Credit Policy outlines the terms and conditions for granting credit to customers and continuing credit sales. The Collection Policy provides the framework for collections of past due accounts. Any exceptions to the Credit and Collection Policies require the written approval of the Pool's executive management. These policies cover the Pool's agri-products and commercial grain credit facilities, as well as the credit facilities for Can-Oat Milling.

The Pool pursues a payment and country risk reduction strategy for offshore customers by using export financing arrangements, strategic business alliances and country risk reporting. Export financing payment arrangements include cash prior to unloading, cash against documents and obtaining confirmed letters of credit. Activity is continually monitored to ensure the Pool's exposure is within acceptable limits.

16.5 Foreign Exchange Risk

Significant portions of Can-Oat's oat products and the Pool's non-Board grains are sold into the export market and are priced in American dollars. Can-Oat and the Pool hedge substantially all foreign currency transactions using options, futures currency contracts or forward exchange contracts, and through the use of natural hedges created by offsetting transactions. To the extent that we have not fully hedged this foreign exchange risk, an appreciation of the Canadian dollar against the American dollar or other relevant currencies could have a material adverse effect on the Pool's financial results.

17 NON-GAAP MEASURES

17.1 EBIT and EBITDA Data

The EBIT and EBITDA data included in this Management's Discussion and Analysis is intended to give further insight regarding the Company's financial results, including its results on a segment-by-segment basis, and to supplement information on its earnings (loss) as determined in accordance with generally accepted accounting principles (GAAP). The Pool's method of calculating EBIT and EBITDA may not be comparable to other companies in the industry. Therefore, EBIT should not be used as an alternative to net earnings (loss) as determined in accordance with GAAP. Similarly, EBITDA should not be used as an alternative to cash provided by operating activities as determined in accordance with GAAP.

The Pool has provided EBITDA and EBIT information before one-time items to assist readers in properly assessing the financial performance of its operations.

17.2 One-time Items

One-time items are considered by their nature to be unusual or non-recurring to normal operations of the Company. These items should be considered when assessing the operational performance of the Company on a segment-by-segment basis.

17.3 Adjusted Earnings or Results

Adjusted earnings or results are GAAP earnings before One-time Items defined above.

18 EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Management, including the President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Pool's disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) as of July 31, 2006. Management has concluded that, as of July 31, 2006, the Pool's disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Pool and its consolidated subsidiaries and joint ventures would be made known to them by others within those entities, particularly during the period in which this report was being prepared.

Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company's GAAP.

There have been no changes in the Company's internal control over financial reporting that occurred during the year that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

19 FORWARD-LOOKING INFORMATION

Certain statements in this Annual Report are forward-looking and reflect the Pool's expectations regarding future results of operations, financial condition and achievements. All statements included herein that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including such things as growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results of the Company and such matters, are forward-looking statements. In addition, when used in this Annual Report and in the documents incorporated herein by reference, the words "believes," "intends," "anticipates," "expects," "estimates" and words of similar import may indicate forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Pool to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations including, but not limited to, those factors discussed under the heading "Risk Factors" in the Pool's current Annual Information Form and under the heading "Risk Management" in the Pool's current Management's Discussion and Analysis; weather conditions; crop production and crop quality in Western Canada; world agricultural commodity prices and markets; producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; the Pool's dependence on key personnel; any labour disruptions; the Company's financial leverage and funding requirements; credit risk in respect of customers of the Pool; foreign exchange risk; counterparty risks in connection with foreign exchange and commodity hedging programs; changes in the grain handling and agri-products competitive environments, including pricing pressures; Canadian grain export levels; changes in government policy and transportation deregulation; international trade matters, and global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; competitive developments in connection with the Pool's grain handling, agri-products, agri-food processing businesses and other operations; and environmental risks and unanticipated expenditures relating to environmental or other matters. All of the forward-looking statements made in this Annual Report are qualified by these cautionary statements and the other cautionary statements and factors contained herein or in other documents referenced, and there can be no assurance that the developments or results anticipated by the Company and its management will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Company.

Although the Pool believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this Annual Report. The Pool disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.

Auditors' Report to the Shareholders of Saskatchewan Wheat Pool Inc.

We have audited the consolidated balance sheets of Saskatchewan Wheat Pool Inc. as at July 31, 2006 and 2005 and the consolidated statements of earnings and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at July 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Regina, Saskatchewan
October 4, 2006

Deloitte & Touche LLP
Chartered Accountants

Management's Responsibility for Financial Statements

The management of Saskatchewan Wheat Pool Inc. is responsible for the preparation, integrity and fair presentation of the consolidated financial statements and management's discussion and analysis. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include amounts based on management's informed judgements and estimates. Financial information contained in management's discussion and analysis is consistent with the consolidated financial statements.

To assist management in fulfilling its responsibilities, a system of internal accounting controls has been established to provide reasonable assurance that the consolidated financial statements are accurate and reliable and that assets are safeguarded. An internal audit function evaluates the effectiveness of internal controls and reports its findings to management and the Audit Committee of the Board of Directors.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control systems. The Audit Committee is composed of independent directors who are not employees of the Corporation. The Audit Committee is responsible for reviewing the consolidated financial statements and management's discussion and analysis and recommending them to the Board of Directors for approval. To discharge its duties, the Audit Committee meets regularly with management, internal audit and Deloitte & Touche LLP to discuss internal controls, accounting and financial reporting processes, audit plans and financial matters. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Deloitte & Touche LLP is responsible for auditing the consolidated financial statements and expressing their opinion thereon and their report is presented separately. The external auditors have full and free access to, and meet regularly with, management and the Audit Committee.

Mayo Schmidt

Mayo M. Schmidt
President and Chief Executive Officer

W G Cheeseman

Wayne G. Cheeseman
Chief Financial Officer

October 12, 2006

Consolidated Balance Sheets

(in thousands) AS AT	July 31, 2006	July 31, 2005
ASSETS		
Current Assets		
Cash	$ 5,071	$ 2,074
Cash in trust (Note 15b)	508	771
Short-term investments (Note 4)	104,892	79,264
Accounts receivable (Note 5)	123,176	127,102
Inventories (Note 6)	142,925	117,416
Prepaid expenses and deposits	13,074	20,737
Future income taxes (Note 22c)	772	78
	390,418	347,442
Investments (Note 7)	4,904	5,437
Property, Plant and Equipment (Note 8)	255,552	251,489
Other Long-Term Assets (Note 9)	20,605	14,822
Future Income Taxes (Note 22c)	102,551	102,670
	$ 774,030	$ 721,860
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Bank indebtedness (Note 10)	$ 13,238	$ 8,060
Short-term borrowings (Note 11)	–	392
Members' demand loans (Note 12)	18,965	21,476
Accounts payable and accrued liabilities (Note 13)	129,940	115,319
Long-term debt due within one year (Note 14)	8,890	5,461
	171,033	150,708
Long-Term Debt (Note 14)	101,917	148,928
Other Long-Term Liabilities (Note 15)	37,616	37,424
Future Income Taxes (Note 22c)	2,034	3,559
	312,600	340,619
Shareholders' Equity		
Share capital (Note 16)	502,760	439,485
Contributed surplus	308	243
Retained earnings (deficit)	(41,638)	(58,487)
	461,430	381,241
	$ 774,030	$ 721,860

Commitments, contingencies and guarantees (Note 27).

On behalf of the Board of Directors

Terry Baker
Director

Harold Milavsky
Director

Consolidated Statements of Earnings and Retained Earnings (Deficit)

(in thousands) FOR THE YEAR ENDED	July 31, 2006	July 31, 2005
Sales and Other Operating Revenues	$ 1,580,237	$ 1,385,730
Cost of Sales and Expenses		
Cost of sales and operating expenses	1,441,116	1,260,496
Selling and administrative expenses	56,654	54,704
Amortization	27,727	26,460
Provision for pension settlement (Note 19b)	15,000	-
	1,540,497	1,341,660
Earnings Before Interest and Taxes	39,740	44,070
Financing Expenses		
Interest expense (Note 21a)	21,054	37,050
Expenses associated with the redemption of the Senior Subordinated Notes (Note 21b)	11,209	-
Earnings Before Corporate Taxes	7,477	7,020
Corporate tax expense (Note 22a)	14,321	3
(Loss) Earnings From Continuing Operations	(6,844)	7,017
Net Recoveries From Discontinued Operations (Note 20)	7,375	5,072
Net Earnings	531	12,089
Retained Earnings (Deficit), Beginning of Year	(58,487)	(19,221)
Future income tax – adjustment (Note 22c)	17,999	15,578
Future income taxes – costs of recapitalization	830	4,742
Future income taxes – other items related to recapitalization	-	(11,102)
Share recapitalization costs (Note 16)	(2,511)	(12,992)
Share recapitalization inducement premium (Notes 14d and 16)	-	(33,846)
Accretion of equity component of Convertible Subordinated Notes (Notes 16b and 17)	-	(13,735)
Retained Earnings (Deficit), End of Year	$ (41,638)	$ (58,487)
Basic and Diluted Earnings (Loss) Per Share (Note 16b)		
From Continuing Operations	$ (0.08)	$ (1.44)
Net Earnings (Loss)	$ 0.01	$ (1.26)

Consolidated Statements of Cash Flows

(in thousands) FOR THE YEAR ENDED	July 31, 2006	July 31, 2005
Cash From (Used in) Operating Activities		
(Loss) Earnings from continuing operations	$ (6,844)	$ 7,017
Add (deduct) items not involving cash and/or operations		
Amortization	27,727	26,460
Future income tax provision (recovery) (Note 22a)	12,595	(1,503)
Provision for pension settlement (Note 19b)	15,000	-
Post employment benefit (credit) expense (Note 19a)	(3,334)	1,107
Non-cash financing expenses (Notes 21a and 21b)	11,761	15,361
Gain on sale of property, plant and equipment (Note 23)	(3,272)	(714)
Other items	116	(1,069)
Cash flow from continuing operations	53,749	46,659
Changes in non-cash working capital items		
Accounts receivable	15	40,098
Inventories	(25,509)	(12,441)
Accounts payable	(2,429)	(36,476)
Prepaid expenses and deposits	7,663	(10,858)
Changes in non-cash working capital – continuing operations	(20,260)	(19,677)
Cash from operating activities – continuing operations	33,489	26,982
Cash from discontinued operations	17,509	960
Cash from operating activities	50,998	27,942
Cash From (Used in) Financing Activities		
Proceeds of long-term debt	100,000	100,000
Repayment of long-term debt	(153,653)	(185,440)
Repayment of short-term borrowings	(392)	(1,109)
Repayment of other long-term liabilities, net	(972)	(646)
(Repayment) proceeds of members' demand loans	(2,511)	2,785
Repayment of members' Class A Shares	-	(524)
Increase in share capital	63,275	150,125
Equity costs	(3,070)	(12,406)
Debt refinancing cost	(2,808)	(8,939)
Cash (used in) from financing activities	(131)	43,846

Consolidated Statements of Cash Flows
continued

(in thousands) FOR THE YEAR ENDED	July 31, 2006	July 31, 2005
Cash From (Used in) Investing Activities		
Property, plant and equipment expenditures	(29,985)	(12,865)
Proceeds on sale of property, plant and equipment	3,739	1,543
Decrease in cash in trust	263	405
Decrease in investments	363	45
Increase in other long-term assets	(1,800)	(1,001)
Cash used in investing activities	(27,420)	(11,873)
Increase in Cash and Cash Equivalents	23,447	59,915
Cash and Cash Equivalents, Beginning of Year	73,278	13,363
Cash and Cash Equivalents, End of Year	$ 96,725	$ 73,278
Cash and cash equivalents consist of:		
Cash	$ 5,071	$ 2,074
Short-term investments	104,892	79,264
Bank indebtedness	(13,238)	(8,060)
	$ 96,725	$ 73,278
Supplemental disclosure of cash paid during the period from continuing operations:		
Interest paid	$ 20,847	$ 23,386
Income taxes paid, net	$ 1,676	$ 744

Notes to the Consolidated Financial Statements

In thousands of Canadian dollars, except as noted

1. NATURE OF BUSINESS

Saskatchewan Wheat Pool Inc. (the company), a corporation formerly constituted by a special act of the Saskatchewan legislature, and now continued under the *Canada Business Corporations Act*, is a publicly traded, vertically integrated Canadian agri-business. The continuance became effective March 31, 2005, and is described in more detail in Note 14d and Note 16. Business operations include three reporting segments: Grain Handling and Marketing, Agri-products and Agri-food Processing.

The Grain Handling and Marketing segment includes 42 high throughput terminals and six specialty crop cleaning and handling facilities strategically located in the prime agricultural growing regions of Western Canada. This segment also includes two wholly owned port terminal facilities located in Vancouver, British Columbia and Thunder Bay, Ontario, and an ownership interest in an export facility in Prince Rupert, British Columbia. Activity in this segment consists of the collection of grain through the company's primary elevator system, shipping to inland or port terminals, cleaning of grain to meet regulatory specifications, and sales to domestic or export markets. Earnings in the Grain Handling and Marketing segment are volume driven and are derived primarily from tariffs charged to producers for elevation and cleaning of Canadian Wheat Board grains and from the sales of non-Board grains. Revenue is also derived through grain handling, blending, drying, storage and other ancillary services, as well as the sale of byproducts.

The Agri-products segment includes an ownership interest in a fertilizer manufacturer/distributor and a retail network of 100 retail locations throughout Western Canada. Agri-products sales lines include fertilizer, crop protection products, seed and seed treatments, and equipment.

The Agri-food Processing segment includes the manufacture and marketing of value-added products associated with oats and malt barley. Wholly owned subsidiary Can-Oat Milling maintains plants in Portage la Prairie, Manitoba, Martensville, Saskatchewan and Barrhead, Alberta, with the majority of its products exported. At its plant located in Biggar, Saskatchewan, affiliate Prairie Malt Limited processes malt barley into malt for domestic and export markets.

Weather conditions are the primary risk in the agri-business industry. Grain volumes, grain quality, the level and mix of crop inputs and ultimately, the financial performance of the company are highly dependent upon weather conditions throughout the crop production cycle.

The company's earnings are seasonal with the fourth quarter (May to July) traditionally being the strongest quarter for the company, primarily as a result of sales activity in the Agri-products segment. Agri-products sales peak in the fourth quarter when crops are seeded. To a lesser extent, sales of crop protection products and fertilizer occur in the first quarter (August to October), as producers prepare land in anticipation of spring seeding. Earnings in the other segments are generally consistent from quarter-to-quarter. Factors impacting this consistency are primarily related to weather and include crop quality, the timing of harvest, seeding, and winter facility closures, as well as timing of export programs and market prices.

2. BASIS OF PRESENTATION

The company was subject to a financial reorganization with an effective date of January 31, 2003. The company accounted for the financial reorganization by using the principles of comprehensive revaluation (fresh start accounting) as required under Canadian generally accepted accounting principles (GAAP). Fresh start accounting necessitated the revaluation of all assets and liabilities of the company at estimated fair values and the elimination of the company's deficit.

Notes to the Consolidated Financial Statements – In thousands of Canadian dollars, except as noted

An equity value of $178.6 million was calculated in order to establish the January 31, 2003 fresh start consolidated balance sheet. The equity value reflected management's estimate, which was based on the trading value of the company's Class B shares combined with an estimate of the fair value of the non-debt component of the company's Convertible Subordinated Notes. As a result of the reorganization and the application of fresh start accounting, the share capital of the company was reduced by $435.4 million, including $88.9 million related to the elimination of the company's deficit.

3. ACCOUNTING POLICIES

The company's accounting policies are in accordance with Canadian GAAP. The following accounting policies are considered to be significant:

a) Principles of Consolidation

These consolidated financial statements include the operations of the company, its controlled subsidiaries and its proportionate share of the assets, liabilities, revenues and expenses of joint ventures, which are jointly controlled. All significant inter-company balances and transactions, including profits in inventories, have been eliminated.

The company's principal subsidiaries/affiliates are as follows:

Subsidiary/Affiliate Name	Ownership %	Accounting Method
Can-Oat Milling	100%	Consolidation
Prairie Malt Limited	42.4%	Proportionate Consolidation
Western Co-operative Fertilizers Limited	43%	Proportionate Consolidation
Pacific Gateway Terminals Limited (PGTL)[1]	50%	Proportionate Consolidation

[1] Subject to final regulatory approval, the company and James Richardson International Limited (JRI) began this joint venture on July 11, 2005. PGTL is a Vancouver grain terminal operation formed on the premise that the company's and JRI's existing, adjacent Vancouver grain terminals would be jointly operated. The joint venture is operating under a temporary order from the Competition Bureau. The issue is expected to be brought before a federal Competition Tribunal for resolution in the spring of 2007.

b) Revenue Recognition

Revenues from grain handling are recognized upon shipment of grain commodities to the customer. Transactions in which the company acts as an agent for the Canadian Wheat Board (CWB) are recorded on a net basis upon performance of service, with only the amount of the CWB tariff included in revenue. Service revenues from grain marketing are recognized when the services are performed. Revenues from agri-products include product sales revenue which are recognized when the customer receives the products and service revenue such as equipment rentals and custom application of product which are recognized when the service is performed. Revenue from agri-food processing associated with the sale of value-added food processing products is recognized upon shipment to the customer. Other agri-food processing revenues are recognized when services are performed.

c) Cash and Cash Equivalents

Cash and cash equivalents include cash, short-term investments and bank indebtedness. Bank indebtedness consists primarily of current outstanding cash tickets and cheques. All components are liquid with an original maturity of less than three months. Funds on deposit within joint ventures may not be immediately available to the company.

d) Inventories

Grain inventories in the Grain Handling and Marketing segment include both hedgable and non-hedgable commodities. Hedgable grain inventories are valued on the basis of closing market quotations less freight and handling costs and also

Notes to the Consolidated Financial Statements – In thousands of Canadian dollars, except as noted

reflect gains and losses on open grain purchase and sale contracts. Non-hedgable grain inventories are valued at the lower of cost and net realizable value. Agri-products and other inventories which consist of raw materials, work in progress and finished goods are valued at the lower of cost and net realizable value.

e) Investments

The company accounts for its investments in affiliated companies over which it has significant influence, using the equity basis of accounting, whereby the investments are initially recorded at cost, and subsequently adjusted to recognize the company's share of earnings or losses of the investee companies and reduced by dividends received. Short-term investments are recorded at the lower of cost and market. Other investments are recorded at cost.

The company's non-controlling interest in Prince Rupert Grain terminal (PRG) is recorded at a nominal amount since the value of the debt exceeds the depreciated value of the terminal. At July 31, 2006, PRG has approximately $326 million in loans due to a third party. The loans mature in 2015 ($212 million) and 2035 ($114 million) and are secured by the terminal without recourse to the consortium members.

f) Property, Plant and Equipment and Amortization

As a result of the financial reorganization on January 31, 2003 and the application of fresh start accounting, property, plant and equipment was adjusted to fair value. Additions to property, plant and equipment are recorded at cost, which includes interest costs incurred on construction of major new facilities prior to the facilities becoming available for operation, less amortization. The company reviews the carrying value of its property, plant and equipment whenever there is a change in circumstance that suggests the carrying value may not be recoverable - any resulting write-downs are charged to earnings. Amortization is provided for property, plant and equipment over their estimated useful lives using primarily the straight-line method. The rates used are as follows:

Sites, trackage and paving	0 - 13%
Buildings	3 - 20%
Machinery and equipment	5 - 50%
Vehicles	10 - 30%

g) Corporate Income Taxes

The company follows the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period which includes the substantively enacted date. Future income tax assets are net of a valuation allowance to reflect an amount that the company considers is more likely than not to be realized.

h) Deferred Financing Costs

Costs incurred to obtain financing are deferred and amortized over the term of the associated debt. Amortization is a non-cash charge to interest expense.

i) Deferred Revenue

The majority of deferred revenue relates to payments from producers pursuant to grain storage licence agreements. The deferred revenue is amortized into revenue over 40 years to match the approximate life of the related grain storage asset.

j) Post Employment Benefits

The cost of defined benefit pension plans and retirement allowance benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, terminations and retirement ages of plan members. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The cost of pension benefits for defined contribution plans is charged to operations as contributions become due.

k) Financial and Other Instruments

The company uses derivative financial and other instruments to manage its exposure to market risks relating to interest rates, commodity prices and foreign currency exchange rates. The company does not use derivative financial instruments for speculative trading purposes.

i) Foreign Exchange Contracts – The company enters into forward foreign exchange and futures contracts to offset and manage exposure to foreign currency exchange risk resulting from transactions denominated in foreign currencies. Certain areas of the company not related to the handling and marketing of grain follow the Hedging Relationships guidance of the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 13. Under hedge accounting the gains, losses, revenues and expenses associated with a hedged item and the hedging instrument are recognized in income in the same period. The company regularly assesses hedging transactions to ensure they are highly effective in offsetting changes in fair values or cash flows of hedged items. In the remaining areas of the company forward foreign exchange and futures contracts are marked-to-market and unrealized gains and losses are recognized in income in the period in which they occur.

ii) Commodity Futures Contract Transactions – The company is involved in the purchase, sale and processing of raw agricultural commodities. Agricultural commodities are subject to price fluctuations due to numerous unpredictable factors that may create price risk. The company enters into derivative contracts, primarily exchange-traded futures and options, with the objective of managing exposure to adverse price movements in agricultural commodities. The unrealized gains and losses for commodity futures contracts are recognized in income in the period in which they occur.

l) Foreign Currency Transactions

Monetary assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date; non-monetary items are translated at the rate in effect on the transaction date. Exchange gains or losses arising from translations are recognized in income in the period in which they occur.

m) Accretion

i) Senior Subordinated Notes and Convertible Subordinated Notes – At the time of the January 31, 2003 restructuring the company recorded both the Senior Subordinated Notes and the Convertible Subordinated Notes at their estimated fair value. These estimated fair values represented a substantial discount to the face values of these Notes.

The accretion of the Senior Subordinated Notes and the debt component of the Convertible Subordinated Notes were recorded as a non-cash charge to interest expense, whereas the accretion of the equity component of the Convertible Subordinated Notes was recorded as a non-cash charge to retained earnings.

ii) Asset Retirement Obligations (ARO) – Accretion is recorded as an increase to the carrying amount of the ARO due to the passage of time with an offsetting non-cash charge to operating costs (see Note 3p).

Notes to the Consolidated Financial Statements – In thousands of Canadian dollars, except as noted

n) Stock-Based Compensation Plans

The company has four stock-based compensation plans, which are described in Notes 16a and 18. The company accounts for its grants under those plans in accordance with the fair value based method of accounting for stock-based compensation.

The company expenses stock options over the vesting period of options granted, based on the fair value method as determined by the Black-Scholes pricing model, and records the offsetting amounts as a credit to contributed surplus.

Deferred share units, performance share units and restricted share units are amortized over their vesting periods and re-measured at each reporting period, until settlement, using the quoted market value.

o) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates are based on management's best knowledge of current events and actions that the company may undertake in the future. Management believes that the estimates are reasonable, however, actual results could differ from these estimates. Significant areas where management judgement was applied include: the provision for loan losses associated with the Agri-products segment, asset retirement obligations, accounting for corporate income taxes including the valuation of future tax assets and post employment benefits including the provision associated with the Saskatchewan Wheat Pool/Grain Services Union Pension Plan.

p) Changes in Accounting Policies

Asset Retirement Obligations – Effective August 1, 2004, the company adopted the new CICA standard regarding ARO (CICA 3110). This standard applies to the recognition and measurement of legal obligations on the acquisition, construction, development or normal use of property, plant or equipment owned by the company or its affiliates. The standard requires the obligation be recognized in the financial statements in the period incurred provided a reasonable estimate of the fair value can be determined. As time passes, accretion is charged to earnings to recognize the fair value of the obligation.

Under previous GAAP, a joint venture, which formerly manufactured phosphate and nitrate fertilizers, recorded a reclamation provision in 1987 as its estimate of future removal and site restoration costs. The assets related to this former manufacturing operation have been retired and therefore are reflected at nil value on these statements. The previously established reclamation provision encompassed obligations related to the demolition of the manufacturing facilities and the reclamation of the phosphogypsum stacks. The impact of retroactively transitioning to the new ARO standard is as follows:

- no impact on reclamation provision or retained earnings at July 31, 2004, and
- negligible impact on earnings for both fiscal 2005 and fiscal 2004.

4. SHORT-TERM INVESTMENTS

	2006	2005
Saskatchewan Wheat Pool Inc.	$ 77,955	$ 29,000
Subsidiaries and proportionate share of joint ventures	26,937	50,264
	$ 104,892	$ 79,264

Notes to the Consolidated Financial Statements – In thousands of Canadian dollars, except as noted

5. ACCOUNTS RECEIVABLE

	2006	2005
Trade accounts, net	$ 67,767	$ 59,553
Canadian Wheat Board	37,227	47,994
Other accounts	18,182	19,555
	$ 123,176	$ 127,102

6. INVENTORIES

	2006	2005
Grain	$ 55,872	$ 58,485
Agri-products	74,974	47,591
Agri-food Processing	12,079	11,340
	$ 142,925	$ 117,416

7. INVESTMENTS

	2006	2005
Investments in significantly influenced companies – equity method	$ 1,435	$ 2,148
Other long-term investments – cost method	3,469	3,289
	$ 4,904	$ 5,437

8. PROPERTY, PLANT AND EQUIPMENT

	2006	2006 Accumulated Amortization	2005	2005 Accumulated Amortization
Sites, trackage and paving	$ 11,113	$ 1,553	$ 9,978	$ 979
Buildings	117,544	15,690	115,580	11,250
Machinery and equipment	198,810	69,965	181,632	48,353
Vehicles	169	100	113	83
Construction in progress	15,224	-	4,851	-
	342,860	$ 87,308	312,154	$ 60,665
Accumulated amortization	(87,308)		(60,665)	
Net book value	$ 255,552		$ 251,489	

Amortization of property, plant and equipment related to continuing operations for the year ended July 31, 2006 is $27.0 million (2005 – $26.1 million).

Notes to the Consolidated Financial Statements – In thousands of Canadian dollars, except as noted

9. OTHER LONG-TERM ASSETS

	2006	2006 Accumulated Amortization	2005	2005 Accumulated Amortization
Deferred pension assets (Note 19)	$ 9,395	$ –	$ 5,260	$ –
Deferred financing costs	7,533	2,207	4,659	518
Other	7,093	1,209	5,973	552
	24,021	$ 3,416	15,892	$ 1,070
Accumulated amortization	(3,416)		(1,070)	
Net book value	$ 20,605		$ 14,822	

Deferred financing costs are amortized over the term of the associated debt.

Amortization of deferred financing costs of $1.7 million (2005 – $0.5 million) is included in interest expense. Amortization of other assets of $0.7 million (2005 – $0.4 million) is included in amortization expense.

10. BANK INDEBTEDNESS

	2006	2005
Saskatchewan Wheat Pool Inc.	$ 13,238	$ 6,030
Subsidiaries and proportionate share of joint ventures	–	2,030
	$ 13,238	$ 8,060

11. SHORT-TERM BORROWINGS

	2006	2005
Saskatchewan Wheat Pool Inc.	$ –	$ –
Subsidiaries and proportionate share of joint ventures	–	392
	$ –	$ 392

The company, as part of a refinancing initiative, replaced its asset backed revolving credit facility on March 11, 2005, with a new three-year $250 million senior secured asset backed revolving loan with a syndicate of financial institutions. The facility matures in March 2008 and is secured by the assets of the company. In the fourth quarter of fiscal 2006, the interest rate on this facility was reduced by 1% from the previous level. Interest is currently payable monthly at prime plus 0.5%.

At July 31, 2006, the company had outstanding letters of credit and similar instruments of $35.1 million related to operating an agri-business (2005 – $31.1 million). These instruments effectively reduce the amount of cash that can be drawn on the revolving credit facility.

At July 31, 2006, availability under the asset backed revolving loan facility was $59.5 million (2005 – $42.2 million).

Subsidiaries' and proportionate share of joint ventures' short-term borrowings consist of bank operating loans, which are secured by a first charge against present and future assets. The company does not guarantee, nor does it have responsibility for, the repayment of the subsidiaries' or joint ventures' loans.

12. MEMBERS' DEMAND LOANS

Members' demand loans are unsecured funds loaned to the company by non-institutional investors and employees. At July 31, 2006, the loans bear interest at 3.6% (2005 – 3.6%).

Notes to the Consolidated Financial Statements – In thousands of Canadian dollars, except as noted

13. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2006	2005
Trade accounts payable	$ 40,286	$ 39,022
Trade deferred cash tickets	21,995	24,277
Accrued liabilities	45,348	38,315
Provision for pension settlement (Note 19b)	15,000	-
Other accounts payable	7,311	13,705
	$ 129,940	$ 115,319

At July 31, 2006, certain trade payables and related inventory with agri-products suppliers were subject to a purchase money security interest in the aggregate of $0.1 million (2005 – $4.6 million).

14. LONG-TERM DEBT

	2006 Weighted Average Interest Rate*	2006 Carrying Value	2005 Weighted Average Interest Rate*	2005 Carrying Value
Senior Unsecured Notes (a)	8.0%	$ 100,000		$ -
Senior Secured Extendible Notes (b)		-		-
Senior Subordinated Notes (c)		-	8.0%	139,929
Convertible Subordinated Notes (d)		-		-
Members' term loans (e)	6.4%	5,276	7.2%	4,823
Sub-total		105,276		144,752
Subsidiaries' and proportionate share of joint ventures' secured debt (e)	5.2%	5,531	4.2%	9,637
Total consolidated long-term debt		110,807		154,389
Less portion due within one year:				
Members' term loans		3,359		1,354
Subsidiaries' and proportionate share of joint ventures' debt		5,531		4,107
Long-term debt due within one year		8,890		5,461
Total long-term debt		$ 101,917		$ 148,928

* Weighted average interest rates are based on the face value of the debt instrument.

a) Senior Unsecured Notes

- On April 6, 2006, the company completed the offering of $100 million of 8% Senior Unsecured Notes due April 8, 2013. Net proceeds from the offering assisted in funding the early redemption of the 12% Senior Subordinated Notes on May 5, 2006 (see Note 14c).
- The fair market value of the Senior Unsecured Notes at July 31, 2006, was approximately $102.4 million based upon the quoted market price.

Notes to the Consolidated Financial Statements – In thousands of Canadian dollars, except as noted

b) Senior Secured Extendible Notes

- The company, as part of a refinancing initiative, replaced its Senior Secured Bank Term Loan, effective March 14, 2005, with $100 million of Floating Rate Senior Secured Extendible Notes (the "Notes") with an institutional investor. These Notes were secured by a first charge on the company's fixed assets and a second charge on working capital. Interest was payable monthly at LIBOR plus 6.5%. On June 7, 2005, the company prepaid the Notes without penalty.

c) Senior Subordinated Notes

- On May 5, 2006, the Senior Subordinated Notes were redeemed at the full early redemption price of $153 million (see Note 21b).
- At the time of the January 31, 2003 restructuring, the Senior Subordinated Notes were recorded at estimated fair value. The company was accreting up to their $150 million face value through monthly present value adjustments (accretion) to the Senior Subordinated Notes with a corresponding non-cash charge to increase interest expense.
- Interest was payable monthly into a trust and distributed quarterly. Prior to July 31, 2005, interest was at 8% of the face value, thereafter, interest was at 12%.

d) Convertible Subordinated Notes (see Note 16)

The Convertible Subordinated Notes were converted on March 31, 2005 into a new class of common shares. The remainder of the points in this section provide some of the historical background applicable to the comparative Convertible Subordinated Notes information in these statements.

- At the time of the January 31, 2003 restructuring, the company separated the Convertible Subordinated Notes into their debt and equity components according to their substance. The debt component was estimated at the present value of the cash interest expected to be paid. The company was accreting up to that initial estimate through monthly present value adjustments (accretion) to the Convertible Subordinated Notes with a corresponding charge to increase interest expense. The equity component was being accreted such that the value as of November 29, 2008, (the day before the company's conversion right) would reflect the face value and accrued interest not paid in cash of the remaining, unconverted, Convertible Subordinated Notes. This accretion was recorded as a reduction of retained earnings (deficit).
- As part of the March 31, 2005 conversion, the former Class B Shares were consolidated at a rate of one new common share for 20 Class B Shares and the Convertible Subordinated Noteholders agreed to exchange their Notes at the rate of 131.58 new common shares per $1,000 of principal. Prior to March 31, 2005, the Convertible Subordinated Notes were convertible by the holder into Class B non-voting shares of the company at the pre 1:20 share consolidation rate of approximately 2,227.2 shares (111.36 shares post conversion) per $1,000 of Note principal at any time prior to November 30, 2008. Under the new conversion rate the Convertible Subordinated Noteholders incrementally received approximately 3.5 million more shares than under the former conversion rate. These incremental shares were valued at $33.8 million and are reflected as part of the share conversion outlined in Note 16, as well as an offsetting charge to retained earnings.
- A continuity of the debt component of the Convertible Subordinated Notes is:

Convertible Subordinated Notes – July 31, 2004	$ 27,735
Interest accretion	2,863
Convertible Subordinated Notes – March 31, 2005	30,598
Refinance conversion	(30,598)
Convertible Subordinated Notes – July 31, 2005 and July 31, 2006	$ –

Notes to the Consolidated Financial Statements – In thousands of Canadian dollars, except as noted

e) Other

- Members' term loans are unsecured and consist of one-year to seven-year loans with non-institutional investors and employees. Interest is payable semi-annually at interest rates which vary from 4% to 9%. The fair market value of members' term loans at July 31, 2006 was approximately $5.4 million (2005 – $5.1 million).
- The subsidiaries' and the proportionate share of joint ventures' debts bear interest at variable rates. The debts mature in 2007. The debts are secured by certain assets and some are subject to meeting certain covenants. The fair market value at July 31, 2006 of subsidiaries' and the proportionate share of joint ventures' debts was approximately $5.5 million (2005 – $9.6 million).
- The company does not guarantee nor does it have responsibility for the repayment of the subsidiaries' or joint ventures' debts.
- The maturities of long-term debt are as follows:

	Saskatchewan Wheat Pool Inc.	Subsidiaries and Proportionate Share of Joint Ventures	Total
2007	$ 3,359	$ 5,531	$ 8,890
2008	620	–	620
2009	389	–	389
2010	500	–	500
2011	350	–	350
Subsequent Years	100,058	–	100,058
	$ 105,276	$ 5,531	$ 110,807

15. OTHER LONG-TERM LIABILITIES

	2006	2005
Asset retirement obligations (a)	$ 9,956	$ 11,477
Deferred revenue	8,032	9,182
Retirement allowances (Note 19)	5,701	5,680
Loan loss provision (b)	3,808	4,931
Pension (Note 19)	3,653	3,734
Other	6,466	2,420
	$ 37,616	$ 37,424

a) In 1987, a joint venture which manufactured phosphate and nitrate fertilizers closed two of its facilities. The asset retirement obligations represents the company's proportionate share of the best estimate by management of the joint venture of the legal obligations that it would incur during the reclamation process. Reclamation involves the demolition of the manufacturing facilities and the reclamation of the phosphogypsum stacks. Uncertainty exists regarding the estimation of future decommissioning and reclamation costs.

At July 31, 2006, the company's proportionate share of the undiscounted cash flow required to settle the asset retirement obligations is approximately $13.2 million, which is expected to be settled over the 2007 through 2014 period. The credit adjusted risk-free rates at which the estimated cash flows have been discounted, range from 4% to 5.15%.

b) Under the terms of an agreement, a financial institution provides credit for the purchase of crop inputs to producer customers of the company. Loans are stratified based on program years. Producer loans are generally due to this financial

Notes to the Consolidated Financial Statements – In thousands of Canadian dollars, except as noted

institution on January 31 following the program year. Loans under the program are secured by a general security agreement granted by the customer covering the crop and farm assets.

The company collects loan payments from producer customers in trust for this financial institution and forwards collections the next business day.

Under the agreement, the company has agreed to reimburse this financial institution for loan losses in excess of a reserve (see the table below). Reimbursement amounts are payable to this financial institution at the end of December or 11 months following the due date of the producers' loan. When the company remits payments for delinquent accounts to the financial institution with respect to this program, the delinquent account is assigned to the company and the company is then to collect the amounts payable by the customer. Subsequent collections of these delinquent accounts are to the benefit of the company. The company expects that loan losses will not differ significantly from those provided for in these financial statements.

	Producer Due Date – January 31	Company Reimbursement Date – December 31	2006 Producer Balance Outstanding	2005 Producer Balance Outstanding
2004 loan program	2005	2005	$ –	$ 10,980
2005 loan program	2006	2006	6,047	174,002
2006 loan program	2007	2007	182,315	–
			$ 188,362	$ 184,982

	2006	2005
Total company provision, net of loan loss share	$ 3,251	$ 7,401
Portion due within one year	(969)	(4,082)
Long-term portion, net of loan loss share	$ 2,282	$ 3,319

16. SHARE CAPITAL

COMMON VOTING SHARES

Authorized

Unlimited Common Voting Shares

CLASS A VOTING SHARES

Previously Authorized until March 31, 2005

Unlimited Class A Voting Shares par value $25

Class A Voting Shares were held by farmer-members and were redeemable at the option of the shareholder at their par value.

CLASS B NON-VOTING SHARES

Previously Authorized until March 31, 2005

Unlimited Class B Non-voting Shares

The following table summarizes the Common Voting, Member Class A Voting and Class B Non-voting share capital for the years ended July 31, 2006 and July 31, 2005.

	Common Voting Shares		Class A Voting Shares		Class B Non-voting Shares	
	Number[1]	Amount	Number[1]	Amount	Number[1]	Amount
Balance, July 31, 2004	–	$ –	71,326	$ 1,783	11,610,938	$ 81,287
Net redemptions/conversions	–	–	(20,947)	(524)	683,913	5,611
Management options exercised	–	–	–	–	2,606	16
Conversion of Class A shares	182,371	1,259	(50,379)	(1,259)	–	–
Conversion of Class B shares	12,297,457	86,914	–	–	(12,297,457)	(86,914)
Conversion of Convertible Subordinated Notes	22,591,731	201,203[2]	–	–	–	–
Management options exercised	500	3	–	–	–	–
Share issuance	46,762,078	150,106	–	–	–	–
Balance, July 31, 2005	81,834,137	$ 439,485	–	$ –	–	$ –
Share issuance	6,700,000	50,250				
Share issuance – over-allotment	670,000	5,025				
Share issuance – private placement	1,046,627	8,000				
Balance, July 31, 2006	90,250,764	$ 502,760	–	$ –	–	$ –

[1] Number of shares are not shown in thousands.

[2] Dollar value includes: Convertible Subordinated Notes

Equity component	$136,759
Debt component	30,598
Inducement premium	33,846
	$201,203

2005

On February 7, 2005, the company's Board approved a proposed recapitalization of its Class A Voting Shares, Class B Non-voting Shares and Convertible Subordinated Notes and a subsequent rights offering to all Common Shareholders. On February 21, 2005, the required majority of delegates, representing the former Class A Shareholders, approved the company's recapitalization plan. Through separate meetings on March 23, 2005, both the former Class B Non-voting Shareholders and Convertible Subordinated Noteholders approved the recapitalization plan. The recapitalization plan included:

- The continuance of the company as a business corporation under the *Canada Corporations Business Act* involving the consolidation of the Class A Voting Shares and the Class B Non-voting Shares of the company into one new class of common shares. The Class A Shareholders were entitled to receive 3.62 new common shares, or $25 in cash, while the Class B Shareholders received one new common share for every 20 Class B Non-voting Shares they held.
- The early conversion of the company's Convertible Subordinated Notes into the new class of common shares. The Convertible Subordinated Notes were exchanged for 131.58 common shares per $1,000 of principal.

On April 22, 2005, after the continuance, 35,071,559 rights were issued to the holders of all common shares of record. The rights were issued for nil consideration with an expiration date of May 24, 2005. Each right entitled the holder the right to purchase one and one-third additional common shares in the company at the discounted subscription price of $3.21 per share.

On May 27, 2005, the company issued 46,762,078 common shares under the rights offering, generating gross proceeds of approximately $150.1 million. The company has repaid in full the $100 million of Floating Rate Senior Secured Extendible Notes with the proceeds from the share issuance. The remaining proceeds were used for general corporate purposes, primarily working capital for the purchase of grains, oilseeds and agri-products inventory.

The professional and other costs associated with the continuance and the rights offering were approximately $13.0 million. In accordance with the capital nature of these recapitalization events, the associated costs have been reflected as a charge to shareholders' equity and reflected in the retained earnings (deficit) of the company.

2006

On April 5, 2006, the company issued 6,700,000 common shares as part of a $50.25 million offering. On May 9, 2006, an additional $5.025 million was raised and 670,000 common shares were issued related to an over-allotment option granted to a syndicate of underwriters associated with the initial offering. Total underwriters' fees and other costs associated with the offering were approximately $2.5 million. In accordance with the capital nature of these transactions, the associated costs were reflected as a charge to shareholders' equity and reflected in the retained earnings (deficit) of the company. Net proceeds from the offering assisted in funding the early redemption of the 12% Senior Subordinated Notes on May 5, 2006 (see Note 14c).

A subscription agreement, on a private placement basis, closed on May 19, 2006, whereby 1,046,627 common shares were issued at a purchase price of $8.0 million or $7.6436 per common share.

a) Stock Options

Management Stock Option Plan – During fiscal 2004, this plan became inactive. Options previously granted under the Management Stock Option Plan were approved by the Board of Directors. To date, 187,475 shares have been allocated to the plan. Under this plan, options are exercisable in increments over a maximum of 10 years beginning on the first anniversary date of the option grant. Options granted under this plan primarily vest at a rate of 25% per year commencing on the first anniversary date of the grant.

The expense related to stock options is based on the fair value of options vested in the year, and is determined by the Black-Scholes option pricing model with the following assumptions: risk free rate 4.4% to 4.85%, dividend yield 0%, a volatility factor of the expected market price of the company's shares of 100, and a weighted average expected option life of five years. For the year ended July 31, 2006, $0.1 million was expensed as stock-based compensation *(2005 – $0.1 million)*.

A continuity of the stock options is as follows:

	2006		2005	
	Number of Options[1]	Weighted Average Exercise Price[1]	Number of Options[1]	Weighted Average Exercise Price[1]
Outstanding, beginning of year	89,957	$ 84.86	113,173	$ 85.60
Granted	–	$ –	–	$ –
Exercised	–	$ –	(3,106)	$ 5.90
Cancelled	(1,533)	$ 108.51	(20,110)	$ 101.46
Outstanding, end of year	88,424	$ 84.45	89,957	$ 84.86
Options exercisable, end of year	81,353	$ 90.42	72,164	$ 99.01

[1] The exercise prices and number of options referred to above are not in thousands.

Notes to the Consolidated Financial Statements – In thousands of Canadian dollars, except as noted

Of the outstanding stock options at July 31, 2006, 13% have an exercise price of $6.50 or less; the remainder have an exercise price at, or greater than, $31. Of the options exercisable at July 31, 2006, 7% have an exercise price of $6.50 or less; the remainder have an exercise price at, or greater than, $31. At July 31, 2006, the shares closed at $7.78.

b) Earnings (Loss) Per Share

	2006	2005
Net earnings	$ 531	$ 12,089
Less: earnings (loss) from continuing operations	(6,844)	7,017
Recovery from discontinued operations (numerator – discontinued operations)	$ 7,375	$ 5,072
Earnings (loss) from continuing operations	$ (6,844)	$ 7,017
Share recapitalization inducement premium	–	(33,846)
Accretion of equity component of Convertible Subordinated Notes	–	(13,735)
Numerator – continuing operations	$ (6,844)	$ (40,564)
Net earnings	$ 531	$ 12,089
Share recapitalization inducement premium	–	(33,846)
Accretion of equity component of Convertible Subordinated Notes	–	(13,735)
Numerator – net earnings (loss)	$ 531	$ (35,492)
Denominator for basic and diluted per share amounts:		
Weighted average number of shares outstanding	84,343	28,103
Basic and diluted earnings (loss) per share:		
Continuing operations	$ (0.08)	$ (1.44)
Discontinued operations	$ 0.09	$ 0.18
Net earnings (loss)	$ 0.01	$ (1.26)

In 2006, there is no dilutive effect from the exercise of options related to stock option plans. In 2005, there is no dilutive effect from the exercise of options related to stock option plans due to the effect of the share capital inducement premium and the accretion of the equity component of the Convertible Subordinated Notes.

17. CONVERTIBLE SUBORDINATED NOTES – EQUITY COMPONENT

As depicted in Notes 14d and 16, the Convertible Subordinated Notes were converted into Common Voting Shares on March 31, 2005.

Balance at July 31, 2004	$ 128,635
Accretion charged to retained earnings	13,735
Conversions in the period ended March 31, 2005 with a face value of $6.1 million	(5,611)
Balance at March 31, 2005	136,759
Recapitalization conversions with a face value of $171.7 million into Common Voting Shares	(136,759)
Balance at July 31, 2005 and July 31, 2006	$ –

18. STOCK-BASED COMPENSATION PLANS

The company has implemented three stock-based compensation plans: a deferred share unit plan (DSU) for independent directors and a restricted share unit plan (RSU) and a performance share unit plan (PSU) for designated executives. These plans replace cash-based compensation plans. In addition, the company has a management stock option plan, which became inactive during fiscal 2004 (see Note 16a).

Notes to the Consolidated Financial Statements – In thousands of Canadian dollars, except as noted

a) Deferred Share Units

In fiscal 2006, the company began offering a DSU plan to independent directors. A DSU is a notional unit that reflects the market value of a single common share of the company. In this plan, 40% of each director's annual retainer is paid in DSUs. In addition, on an annual basis directors can elect to receive any percentage from 40% to 100% of their annual retainer and any additional fees for the immediately succeeding year in the form of DSUs. Each DSU fully vests upon award. The DSUs will be redeemed for cash, or for common shares of the company purchased on the open market, at the director's option upon a director leaving the Board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of the company on the Toronto Stock Exchange for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the director. 84,882 DSUs have been granted during fiscal 2006. The company recorded compensation costs related to outstanding DSUs of $0.6 million for the year ended July 31, 2006.

b) Restricted Share Units

In fiscal 2006, the company provided each designated executive an annual grant of RSUs as part of their compensation. Each RSU represents one notional common share that entitles the participant to a payment of one common share of the company, purchased on the open market, or an equivalent cash amount at the company's discretion. RSUs vest at the end of a three-year period. Holders of RSUs have the option of converting to an equivalent number of DSUs 60 days prior to vesting. 160,875 RSUs have been granted during fiscal 2006. The company recorded compensation costs related to outstanding RSUs of $0.4 million for the year ended July 31, 2006.

c) Performance Share Units

In fiscal 2006, the company provided each designated executive an annual grant of PSUs as part of their compensation. The performance objectives under the plan are designed to further align the interest of the designated executive with those of shareholders by linking the vesting of awards to EBITDA over the three-year performance period. The number of PSUs that ultimately vest, will vary based on the extent to which actual EBITDA matches budgeted EBITDA for the three-year period. Each PSU represents one notional common share that entitles the participant to a payment of one common share of the company, purchased on the open market, or an equivalent cash amount at the company's discretion. PSUs vest at the end of a three-year period. The final value of the PSUs will be based on the value of the company's stock at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total EBITDA and whether the participating executive remains employed by the company at the end of the three-year vesting period. Holders of PSUs have the option of converting to an equivalent number of DSUs 60 days prior to vesting. As of July 31, 2006, 482,625 PSUs were held by the designated executive. The company recorded compensation costs related to outstanding PSUs of $1.6 million for the year ended July 31, 2006.

19. POST EMPLOYMENT BENEFITS

a) Defined Benefit Plans

The company contributes to three defined benefit plans, which are based on years of service and final average salary: Hourly Employees' Retirement Plan (Hourly), Out of Scope Defined Benefit Pension Plan (OSDB), and Supplementary Executive Retirement Plan (SERP). The company is on a contribution holiday for the Hourly and OSDB plans due to income tax regulations relating to surpluses in these pension plans. These plans have bridged benefits that allow for early retirement. The plan assets of the Hourly and OSDB plans at July 31, 2006, are invested in the following asset classes: Canadian equities – 31%; Global equities – 32%; bonds – 30%; other – 7%. The SERP is unfunded and the employer makes contributions as the retirement benefits are paid. The unfunded balance of the SERP at July 31, 2006, is $3.6 million (2005 – $3.7 million).

Notes to the Consolidated Financial Statements – In thousands of Canadian dollars, except as noted

The retirement allowance benefit is a closed benefit plan. Certain groups of the company's employees are eligible for a retiring allowance if, as of February 1, 2000, the employee had 15 or more years of service. Those employees currently qualifying for this plan will receive a lump-sum payment upon retirement based on a formula comprising years of service and salary in effect at retirement.

The consolidated information presented for 2006 in the table below is based on actuarial valuation results as of December 31, 2004, with extrapolations to July 31, 2006. Consolidated information presented for 2005 is based on actuarial valuation results as of December 31, 2004 with extrapolations to July 31, 2005. The projected accrued benefit actuarial cost method pro-rated on service is used for this valuation. The assets are valued at market value on July 31, 2006 and July 31, 2005. The effective date of the next required actuarial valuation is December 31, 2007.

	Pension Benefit Plans		Retirement Allowances	
	2006	2005	2006	2005
Plan Assets				
Fair value, beginning of period	$ 265,892	$ 245,700	$ –	$ –
Actual return on plan assets	29,859	35,189	–	–
Employer contributions	267	270	313	239
Employees' contributions	262	252	–	–
Benefits paid	(15,652)	(15,519)	(313)	(239)
Fair value, end of period	280,628	265,892	–	–
Accrued Benefit Obligation				
Balance, beginning of period	200,276	189,384	5,020	4,934
Current service cost	1,522	1,389	160	176
Interest cost	10,628	10,976	254	345
Benefits paid	(15,652)	(15,519)	(313)	(239)
Actuarial loss (gain)	(5,240)	14,046	(507)	(196)
Balance, end of period	191,534	200,276	4,614	5,020
Funded status-plan surplus (deficit)	89,094	65,616	(4,614)	(5,020)
Unamortized net actuarial gain	(35,318)	(17,010)	(1,087)	(660)
Accrued benefit asset (liability)	53,776	48,606	(5,701)	(5,680)
Valuation allowance	(47,786)	(46,818)	–	–
Accrued benefit asset (liability), net of valuation allowance	5,990	1,788	(5,701)	(5,680)
Add: *accrued* benefit liability of proportionately consolidated companies	(248)	(262)	–	–
Consolidated accrued benefit asset (liability), net of valuation allowance	$ 5,742	$ 1,526	$ (5,701)	$ (5,680)

The consolidated accrued benefit asset (liability), net of valuation allowance, is reflected in these statements as follows:

	Pension Benefit Plans		Retirement Allowances	
	2006	2005	2006	2005
Long-term assets (Note 9)	$ 9,395	$ 5,260	$ –	$ –
Long-term liabilities (Note 15)	(3,653)	(3,734)	(5,701)	(5,680)
Consolidated accrued benefit asset (liability), net of valuation allowance	$ 5,742	$ 1,526	$ (5,701)	$ (5,680)

Notes to the Consolidated Financial Statements – In thousands of Canadian dollars, except as noted

The significant actuarial assumptions adopted in measuring the company's accrued benefit assets are as follows:

	Pension Benefit Plans		Retirement Allowances	
	2006	2005	2006	2005
Discount rate	5.80%	5.50%	5.80%	5.50%
Expected long-term rate of return on plan assets	6.50%	6.50%	–	–
Rate of compensation increase	3.50%	3.50%	3.25%	3.75%

Net benefit expense (income) is comprised of:

	Pension Benefit Plans		Retirement Allowances	
	2006	2005	2006	2005
Actual return on plan assets	$ (29,859)	$ (35,189)	$ –	$ –
Difference between actual and expected return on plan assets	13,068	19,698	–	–
Expected return on plan assets	(16,791)	(15,491)	–	–
Current service cost	1,260	1,137	160	176
Interest cost	10,628	10,976	254	345
Amortization of net actuarial gain	–	–	(80)	–
Valuation allowance provided against accrued benefit asset	968	3,649	–	–
	(3,935)	271	334	521
Net benefit expense of proportionately consolidated companies	267	302	–	–
Net benefit expense (income)	$ (3,668)	$ 573	$ 334	$ 521

b) Defined Contribution Plans

The company, not including subsidiaries and affiliates, contributes to three defined contribution plans of which one is a multi-employer plan. The company's total contribution expense for the year ended July 31, 2006, including the subsidiaries' and proportionate share of joint ventures' defined contribution plans, is $3.8 million (2005 – $3.5 million).

One of the plans that the company contributes to is the Saskatchewan Wheat Pool/Grain Services Union Pension Plan, a closed negotiated cost plan providing defined benefits in respect of approximately 1,400 former employees and approximately 600 current employees. A Board of Trustees consisting of equal representation from the company and the Grain Services Union (GSU) administers the Plan. Since the cost is negotiated, the company accounts for this Plan as a *defined contribution* plan; however, it must be valued for regulatory purposes as a defined benefit plan.

The company first reported in the fiscal 2005 Second Quarter Report an estimated potential deficiency of $1.9 million on a going concern basis and a solvency deficiency of $28 million as of December 31, 2004. On September 22, 2005, the Office of the Superintendent of Financial Institutions (OSFI) expressed concern about the solvency of the Plan and based on its own financial tests ordered that transfers from the Plan made by members exercising portability rights be restricted to 80% of the accrued value of their benefits. The remaining portion would be paid out over the following five-year period, assuming the Plan does not wind-up.

A formal actuarial valuation on the Plan as at December 31, 2005, was filed with OSFI in June 2006. The report indicates a solvency deficiency of $38.8 million and a going concern surplus of $7.9 million.

Pension regulations require the solvency deficiency as at December 31, 2005, to be addressed over a five-year period through equal quarterly instalments plus interest. With a $38.8 million solvency deficiency, additional contributions

Notes to the Consolidated Financial Statements – In thousands of Canadian dollars, except as noted

(deficiency payments) of approximately $2.2 million per quarter would be required over a five-year period or until termination of the Plan.

On March 16, 2006, OSFI sent two letters to the Trustees of the Plan. The first of these letters was a reminder to the Trustees of their obligations under the Pension Benefits Standards Act, 1985 (the PBSA), including an obligation to consider all the options available to them to resolve the solvency deficiency. The second letter set forth OSFI's position with respect to the funding obligations of employers under the PBSA. This letter pointed out that the PBSA does not provide for different funding requirements for a closed negotiated cost plan that provides defined benefits, and that accordingly in respect of such plans, OSFI's view is that the employer is responsible for making special and normal cost payments to the pension fund. On March 20, 2006, the company wrote to OSFI formally requesting that OSFI take immediate action to wind-up the Plan to equitably protect all stakeholders. By letter dated April 7, 2006, OSFI indicated that they were not prepared to wind-up the Plan at that time and that it was the duty of both the GSU and the company to act in good faith to restore the solvency of the Plan. Since then OSFI has encouraged the company and the GSU to reach an agreement regarding the funding issue. Resolving the deficiency may be accomplished by making one or more of the following changes to the Plan: amending the Plan structure, reducing benefits, increasing employer contributions or employee contributions.

The company believes it is in compliance with all of its legal obligations in respect of the Plan including its annual negotiated financial obligation of approximately $1.3 million. Notwithstanding the company's position that neither the collective agreement with the GSU, the Plan text nor the spirit or intent of the original agreement requires the company to pay solvency deficiency payments, the company, on September 20, 2006, submitted a final offer to the GSU to wind-up the Plan as of September 30, 2006, and in return the company would fund 50% of a calculated solvency deficiency up to a maximum of $20 million. In order to provide a permanent resolution to this dispute, the GSU would need to agree that responsibility for the remaining deficiency would rest with Plan members and not the company. The offer is subject to ratification by the company's Board of Directors, the GSU and approval by appropriate regulatory authorities. The company has received advice from legal counsel that it is only responsible for deficiency payments that are due and not paid if the Plan is wound-up. If the offer is not accepted by the GSU, the company intends to take action to wind-up the Plan and to defend itself against any action by OSFI ordering the company to make deficiency payments.

The manner in which this dispute will ultimately be resolved is unclear. Options for resolution include:

- a negotiated settlement with the GSU that is satisfactory to regulatory authorities,
- litigation with OSFI to determine whether the company is obligated to make solvency deficiency payments which would total $38.8 million over the five-year period from the latest filed valuation, and
- payment of deficiency payments in the amount of $2.2 million per quarter from December 31, 2005 to the date a wind-up is ordered by OSFI.

Management has evaluated the potential outcomes of this dispute and the range of the amount of loss to the company. While it is uncertain as to the manner in which this matter will be ultimately resolved, in the opinion of management it is likely that the minimum loss to the company will be $15 million. Accordingly, in the fourth quarter of fiscal 2006, a charge of $15 million has been recorded to reflect management's best estimate of the minimum cost to the company to resolve the dispute.

There is a risk that the company may ultimately be held responsible for an increase in contributions beyond the $15 million provided for in these statements.

Notes to the Consolidated Financial Statements – In thousands of Canadian dollars, except as noted

20. DISCONTINUED OPERATIONS

During fiscal 2004 the company sold the assets of its Heartland Pork, Heartland Feeds and Aquaculture operations. The company does not have any continuing involvement in these operations. The results of these operations for the prior periods have been classified as discontinued operations, in accordance with CICA 3475 Disposal of Long-Lived Assets and Discontinued Operations.

The discontinued operations were located in Saskatchewan and consisted of seven pork barns, one feedmill operation and one aquaculture operation. The company decided to exit these business lines because of disappointing operating results and industry risks.

The fiscal 2006 recoveries from discontinued operations represent $7.4 million (2005 – $3.8 million) in after-tax recoveries related to filings under the Canadian Agricultural Income Stabilization Program (CAIS), a joint federal/ provincial risk management program. The CAIS filings represent a recovery of a portion of the operating losses incurred by these discontinued operations in prior years. The balance of the net earnings for fiscal 2005 primarily relates to recoveries against the loss recorded in the prior year.

The breakdown of discontinued operations presented in the consolidated statements of earnings and retained earnings (deficit) is as follows:

	2006	2005
Recoveries before corporate taxes	$ 11,509	$ 7,474
Corporate tax expense		
Current	–	71
Future	(4,134)	(2,473)
Total corporate tax expense	(4,134)	(2,402)
Net recoveries from discontinued operations [1]	$ 7,375	$ 5,072

[1] Net recoveries from discontinued operations include:

	2006	2005
Sales, service and other revenues	$ 11,509	$ 6,279
Gain on divestiture – after tax	$ –	$ 859

21. FINANCING EXPENSES

a) Interest Expense

	2006	2005
Interest on long-term debt	$ 17,170	$ 18,898
Other interest	332	2,791
Write-off of debt issuance costs	-	3,851
Interest accretion	1,862	10,604
Amortization of deferred financing costs	1,690	906
	$ 21,054	$ 37,050

b) Expenses Associated with the Redemption of the Senior Subordinated Notes

	2006	2005
Adjustment of carrying value to face value	$ 8,209	$ –
Early repayment premium	3,000	–
	$ 11,209	$ –

Notes to the Consolidated Financial Statements – In thousands of Canadian dollars, except as noted

22. CORPORATE TAX EXPENSE

a) The provision for (recovery of) corporate income taxes consists of:

	2006	2005
Current	$ 1,726	$ 1,506
Future	12,595	(1,503)
	$ 14,321	$ 3

b) The variation between the provision calculated at the statutory income tax rate and the company's provision is explained as follows:

	2006	2005
Earnings before corporate taxes	$ 7,477	$ 7,020
Effective federal and provincial tax rate	36.0%	36.5%
Pre-tax accounting income at statutory income tax rate	$ 2,691	$ 2,562
Change in effective tax rate on future income taxes	11,834	1,291
Amounts deductible for tax but not in accounting income	(468)	(1,679)
Recoveries and adjustments relating to prior years	–	(2,824)
Federal large corporation's capital tax	295	776
Other	(31)	(123)
	$ 14,321	$ 3

c) Income taxes allocated to future years are comprised of the following:

	2006	2005
Future income tax assets:		
Undepreciated capital cost in excess of net book value	$ 71,543	$ 70,556
Losses available for carry-forward	55,235	88,985
Refinancing and restructuring costs not deducted for tax	5,267	7,583
Accrued expenses not currently deductible for tax	9,542	3,733
Senior Subordinated Notes	–	(3,676)
Other	1,575	(535)
Sub-total	143,162	166,646
Valuation allowance[1]	(39,839)	(63,898)
Total future income tax assets	$ 103,323	$ 102,748

[1] The valuation allowance represents management's best estimate of the allowance necessary to reflect the future income tax assets at an amount that the company considers is more likely than not to be realized. Included in the $103.3 million future income tax asset (2005 – $102.7 million) is an adjustment of $18 million (2005 – $15.6 million) made directly to retained earnings for a decrease in the future income tax assets' valuation allowance. The adjustment to retained earnings represents future tax assets not initially recognized at January 31, 2003 as part of fresh start accounting.

The 2005 comparative amounts for other and the valuation allowance have been reduced by $5.5 million to reflect the tax on a temporary difference of an investment. There is no impact to the statement of earnings as a result of this adjustment.

Notes to the Consolidated Financial Statements – In thousands of Canadian dollars, except as noted

The future income tax assets are classified in the consolidated financial statements as:

	2006	2005
Current future income tax assets	$ 772	$ 78
Long-term future income tax assets	102,551	102,670
	$ 103,323	$ 102,748
Future income tax liabilities:		
Net book value in excess of undepreciated capital cost	$ 4,888	$ 7,921
Reclamation costs not deductible for tax	(2,570)	(4,797)
Other	(284)	435
Total future income tax liabilities	$ 2,034	$ 3,559
Classified in the consolidated financial statements as:		
Current future income tax liabilities	$ –	$ –
Long-term future income tax liabilities	2,034	3,559
	$ 2,034	$ 3,559

d) The expiry dates associated with the losses available for carry-forward are:

2007	$ –
2008	21,529
2009	40,040
2010	50,455
2011-2014	60,472
	$ 172,496

In addition, at July 31, 2006, the company has net capital loss carry-forwards of $32.4 million (2005 – $25.5 million). These losses can be carried forward indefinitely and applied against taxable capital gains realized. The future tax benefits of these losses have not been recognized in these financial statements.

The future benefit of investment tax credits has not been recognized in these financial statements.

23. GAIN ON SALE OF PROPERTY, PLANT AND EQUIPMENT

Reflected under sales and other operating revenues is $3.3 million (2005 – $0.7 million) relating to gains on the sale of property, plant and equipment. $2.4 million was recorded in the third quarter of 2006, ($2.0 million Grain Handling and Marketing segment, $0.4 million Agri-products segment) relating to the company's sale of its 50% interest in the Lloydminster Joint Venture on February 22, 2006.

24. FINANCIAL AND OTHER INSTRUMENTS AND HEDGING

Risk Management

The company is exposed to changes in commodity prices, foreign exchange rates and interest rates. The company utilizes a number of financial instruments to manage these exposures. Financial instruments are not used for trading or speculative purposes. The company mitigates risk associated with these financial instruments through Board-approved policies, limits on use and amount of exposure, internal monitoring, and compliance reporting to senior management and the Board.

Notes to the Consolidated Financial Statements – In thousands of Canadian dollars, except as noted

a) Commodity Price Risk

The company uses exchange-traded futures and options contracts to minimize the effects of changes in the prices of hedgable agricultural commodities on its agri-business inventories and agricultural commodities forward cash purchase and sales contracts. Exchange-traded futures and options contracts are valued at the quoted market prices. Forward purchase contracts, and forward sales contracts are valued at the quoted market prices, which are based on exchange quoted prices adjusted for freight and handling costs.

b) Foreign Exchange Risk

The company also uses derivative financial instruments, such as foreign currency forward contracts and futures contracts, to limit exposures to changes in foreign currency exchange rates with respect to its recorded foreign currency denominated assets and liabilities. As outlined in Note 3 k(i), certain areas of the company not related to the handling and marketing of grain follow the hedge accounting guidance in the CICA's AcG-13, whereby the gains, losses, revenues and expenses associated with the hedged item and the hedging instrument are recognized in income in the same period. In the remaining areas of the company, forward foreign exchange and futures contracts are marked-to-market and unrealized gains and losses are recognized in income in the period in which they occur.

The terms of the forward foreign exchange contracts listed below are for up to three years and include the company's proportionate share of joint venture contracts:

	2006	2005
Notional U.S. dollars sold	$ 137,443	$ 155,952
Notional Euros sold	€ 2,674	€ –
Canadian equivalent	$ 164,853	$ 199,217
Fair value	$ 157,940	$ 190,309
Unrealized gain	$ 6,913	$ 8,908
Average foreign exchange rate	$ 1.1765	$ 1.2774

Of the $6.9 million unrealized gain at July 31, 2006, approximately $0.1 million is recognized in these financial statements (2005 – $1.1 million). The remainder will be recognized on a basis consistent with the recognition of the underlying hedged transaction.

c) Interest Rate Risk

The company is exposed to interest rate risk on long-term debt (see Note 14), however, this risk is considered low and there are no financial contracts in place to offset interest rate risk.

d) Cash Flow Risk

The company is exposed to future cash flow risk in its unsecured long-term debt. The company's subsidiaries and joint ventures are also exposed to future cash flow risk in their long-term debt, which is secured by certain assets and subject to certain covenants. If secured assets are sold or certain covenants are not fulfilled, there is a requirement by the company's subsidiaries and joint ventures to provide partial redemption of the associated long-term debt.

e) Credit Risk

The company is exposed to credit risk from customers in all the business segments. In the Grain Handling and Marketing segment, a significant amount is receivable from the CWB (see Note 5). The customer base in all other segments is diverse, which minimizes significant concentration of credit risk. Credit risk is limited due to the large number of customers in differing industries and geographic areas.

Notes to the Consolidated Financial Statements – In thousands of Canadian dollars, except as noted

The company is exposed to credit loss in the event of non-performance by counterparties to the derivative financial instruments but does not anticipate non-performance by these counterparties. All counterparties are highly rated financial institutions.

Fair Value

The carrying value of long-term debt that bears interest at variable rates approximates fair value (see Note 14e). The fair value of long-term debt that bears interest at fixed rates is based on its quoted market price or on discounted future cash flows using rates currently available for debt of similar terms and maturities if the quoted market price was not available.

The carrying value of other financial instruments, cash, cash in trust, short-term investments, accounts receivable, bank indebtedness, short-term borrowings, members' demand loans, accounts payable and accrued liabilities approximate fair value due to the short period to maturity or redeemable nature.

The fair value of derivative financial instruments, consisting of foreign exchange contracts, reflects the estimated amounts that the company, its subsidiaries and its proportionate share of the joint ventures would receive or pay to settle the contracts at the reporting date. However, this does not represent the total gain or loss to the company, its subsidiaries or its proportionate share of the joint ventures as the hedged position is matched to certain of the related assets or liabilities.

Foreign Exchange Gains and Losses

Foreign exchange gains of $0.8 million are included in sales and other operating revenues for the year ended July 31, 2006 (2005 – $0.1 million loss).

25. INTERESTS IN JOINT VENTURES

The following summarizes the company's proportionate interest in joint ventures before inter-company revenue and expense eliminations:

	2006	2005
Current assets	$ 65,438	$ 79,915
Long-term assets	$ 39,694	$ 45,372
Current liabilities	$ 22,857	$ 24,795
Long-term liabilities	$ 12,486	$ 20,446

	Year ended July 31, 2006	Year ended July 31, 2005
Revenue	$ 258,521	$ 256,166
Expenses	$ 246,321	$ 235,343
Net earnings	$ 12,200	$ 20,823
Cash from operating activities	$ 910	$ 41,359
Cash used in financing activities	$ (22,193)	$ (12,292)
Cash used in investing activities	$ (3,398)	$ (2,830)

The pre-tax earnings of certain joint ventures is taxed at the owner level therefore the associated corporate tax expense is not included in expenses or earnings of the joint venture.

Notes to the Consolidated Financial Statements – In thousands of Canadian dollars, except as noted

26. SEGMENTED INFORMATION

The company's operations are organized into three reportable segments based on products and services.

a) Grain Handling and Marketing

Activities consist of handling and marketing of grain including the collection of grain through the company's primary elevator system, shipping to inland or port terminals, cleaning of grain to meet regulatory specifications, and sales to domestic or export markets.

b) Agri-products

Activities consist of sales of a variety of agri-products including crop protection products, seed and seed treatments, farm equipment, and the manufacture and sales distribution of fertilizer.

c) Agri-food Processing

Activities involve manufacturing and marketing of value-added products associated with oats and malt barley.

The segment's accounting policies are consistent with those described in Accounting Policies (Note 3). The company accounts for inter-segment sales at current market prices under normal trade terms.

The following information is from continuing operations.

	Year ended July 31, 2006	Year ended July 31, 2005
Sales		
Grain Handling and Marketing	$ 930,863	$ 766,107
Agri-products	540,269	514,238
Agri-food Processing	122,265	118,486
	1,593,397	1,398,831
Less: Inter-segment sales	13,160	13,101
	$1,580,237	$1,385,730
Inter-segment Sales		
Grain Handling and Marketing	$ 12,983	$ 12,884
Agri-food Processing	177	217
	$ 13,160	$ 13,101
EBITDA[1]		
Grain Handling and Marketing	$ 60,494	$ 37,111
Agri-products	27,032	39,251
Agri-food Processing	18,349	16,448
	105,875	92,810
Corporate expenses	(23,408)	(22,280)
Provision for pension settlement	(15,000)	-
	$ 67,467	$ 70,530

[1] EBITDA – earnings from continuing operations before interest, taxes and amortization.

Notes to the Consolidated Financial Statements – In thousands of Canadian dollars, except as noted

Amortization	Year ended July 31, 2006	Year ended July 31, 2005
Grain Handling and Marketing	$ (11,579)	$ (11,348)
Agri-products	(11,017)	(10,000)
Agri-food Processing	(5,131)	(5,112)
	$ (27,727)	$ (26,460)

EBIT[2]		
Grain Handling and Marketing	$ 48,915	$ 25,763
Agri-products	16,015	29,251
Agri-food Processing	13,218	11,336
	78,148	66,350
Corporate expenses	(23,408)	(22,280)
Provision for pension settlement	(15,000)	-
	$ 39,740	$ 44,070

[2] EBIT – earnings from continuing operations before interest and taxes.

Capital Expenditures	Year ended July 31, 2006	Year ended July 31, 2005
Grain Handling and Marketing	$ 17,262	$ 6,710
Agri-products	5,739	3,640
Agri-food Processing	6,984	2,515
	$ 29,985	$ 12,865

Assets	2006	2005
Grain Handling and Marketing	$ 305,458	$ 313,943
Agri-products	173,573	171,652
Agri-food Processing	91,076	81,942
Corporate and other	203,923	154,323
	$ 774,030	$ 721,860

Foreign Sales	Year ended July 31, 2006	Year ended July 31, 2005
Grain Handling and Marketing	$ 267,876	$ 238,850
Agri-products	2,908	8,572
Agri-food Processing	111,057	107,125
	$ 381,841	$ 354,547

Notes to the Consolidated Financial Statements – In thousands of Canadian dollars, except as noted

27. COMMITMENTS, CONTINGENCIES AND GUARANTEES

a) The company, including its subsidiaries and its proportionate share of joint ventures, has operating leases relating primarily to railcars, buildings and equipment. Future minimum lease payments having initial or remaining lease terms in excess of one year at July 31, 2006 are as follows:

2007	$5,263
2008	$4,220
2009	$3,174
2010	$2,467
2011	$1,451

b) The company and its subsidiaries are involved in various claims and litigation arising in the ordinary course and conduct of their businesses. Although such matters cannot be predicted with certainty, management does not consider the company's exposure to such litigation to be material to these consolidated financial statements.

c) In the normal course of business, the company can, from time-to-time, commit to secure agri-products inventory for delivery at a future date. At July 31, 2006, the dollar value of this commitment was $4.4 million (2005 – nil).

d) Banking letters of credit and similar instruments (see Note 11).

e) Loan loss provision (see Note 15b).

f) The Commissioner of Competition has applied for an order from the federal Competition Tribunal to dissolve the joint venture between the company and James Richardson International Limited. The two companies are contesting this application and will continue operating the joint venture, named Pacific Gateway Terminals Ltd., on a status quo basis during the ongoing proceedings. Subject to final regulatory approval, the company is committed to the joint operation of PGTL for a period of 10 years. PGTL was established on July 11, 2005.

g) The company has provided guarantees to a finance company related to equipment leases entered into by producers. As of July 31, 2006, the outstanding balance was $0.5 million (2005 – $1.4 million). Given historically low delinquent rates in conjunction with collateral values of assets, the company has accrued no obligation.

h) The company has secured grain volume insurance that provides a level of protection against a dramatic reduction in grain receipts (producers' deliveries). The agreement commits the company to total reinsurance premiums of $1.1 million to be payable in equal installments over the next two fiscal periods.

i) Funding of the Saskatchewan Wheat Pool/Grain Services Union Pension Plan (See Note 19b).

28. COMPARATIVE AMOUNTS

Certain prior period amounts have been reclassified in order to conform to the financial statement presentation adopted in the current year.

Three-Year Financial Review

(in millions of dollars except ratios, share information and operating statistics)	2006	2005	2004
Operating Results:			
Sales and other operating revenue	$ 1,580.2	$ 1,385.7	$ 1,407.3
EBITDA per financial statements	$ 67.5	$ 70.5	$ 87.3
EBITDA before one-time items[1]	$ 74.8	$ 66.0	$ 75.7
EBIT per financial statements	$ 39.7	$ 44.1	$ 68.9
EBIT before one-time items[1]	$ 47.0	$ 39.6	$ 51.1
Cash interest expense	$ 17.5	$ 21.7	$ 28.6
Earnings (loss) from continuing operations	$ (6.8)	$ 7.0	$ 17.9
Earnings (loss) from continuing operations before one-time items[1]	$ 16.8	$ 1.6	$ 4.5
Net earnings (loss)	$ 0.5	$ 12.1	$ 5.0
Net earnings (loss) before one-time items[1]	$ 16.8	$ 1.6	$ 4.5
[1] For additional details on one-time items, see Adjustments to Earnings (Loss) table in Section 7.2 of Management's Discussion and Analysis.			
Financial Position and Cash Flow:			
Net working capital	$ 219.4	$ 196.7	$ 114.1
Property, plant and equipment	$ 255.6	$ 251.5	$ 266.8
Total assets	$ 774.0	$ 721.9	$ 683.4
Long-term debt excluding current portion	$ 101.9	$ 148.9	$ 251.9
Shareholders' equity	$ 461.4	$ 381.2	$ 190.9
Cash flow from continuing operations	$ 53.7	$ 46.7	$ 58.5
Capital expenditures	$ 29.9	$ 12.9	$ 17.3
Free cash flow	$ 23.8	$ 33.8	$ 41.2
Liquidity:			
Current ratio	2.28	2.31	1.59
Risk Analysis:			
Debt-to-equity	24:76	33:67	61:39
Long-term debt to long-term debt plus equity	19:81	29:71	58:42
Cash flow to interest bearing debt	32.8%	19.6%	16.8%
EBITDA cash interest coverage	3.9x	3.2x	3.1x
EBITDA cash interest coverage before one-time items	4.3x	3.0x	2.6x
EBIT cash interest coverage	2.3x	2.0x	2.4x
EBIT cash interest coverage before one-time items	2.7x	1.8x	1.8x
Operating Performance:			
Return on equity before one-time items	4.0%	0.6%	2.5%

Three-Year Financial Review

continued

(in millions of dollars except ratios, share information and operating statistics)	2006	2005	2004
Value:			
Total shares outstanding (millions)			
Common voting shares	90.251	81.834	-
Class B non-voting shares	-	-	11.611
Market price per share			
High	$ 8.87	$ 11.80	$ 9.40
Low	$ 5.37	$ 5.06	$ 5.20
Close	$ 7.78	$ 6.63	$ 8.90
Net earnings (loss) per share	$ 0.01	$ (1.26)	$ (1.43)
Net earnings (loss) per share before one-time items	$ 0.20	$ 0.06	$ 0.44
Cash flow from continuing operations per share	$ 0.64	$ 1.66	$ 5.66
Book value per share	$ 5.11	$ 4.66	$ 16.44
Market capitalization	$ 702.2	$ 542.6	$ 103.3
Net debt	$ 33.0	$ 103.0	$ 266.7
Enterprise value	$ 735.2	$ 645.6	$ 370.0
Enterprise value to EBITDA	10.9x	9.2x	4.2x
Enterprise value to EBITDA before one-time items	9.8x	9.8x	4.9x
Other Operating Statistics:			
Grain handling (millions of tonnes)			
Primary elevator shipments	7.9	6.9	6.4
Port terminal receipts	6.0	4.8	4.5
Number of operating elevators	42	43	43
Number of agri-products retail operating centres	100	101	100

Operating Results:

EBITDA Earnings from continuing operations before interest, corporate taxes and amortization

EBIT Earnings before interest and corporate taxes

Financial Position and Cash Flow:

Free Cash Flow Cash flow from continuing operations less capital expenditures

Liquidity:

Current ratio Current assets divided by current liabilities

Risk Analysis:

Debt-to-equity Total interest bearing debt divided by total interest bearing debt plus book value of total shareholders' equity

Long-term debt to long-term debt plus equity Long-term debt (including the current portion) divided by long-term debt (including the current portion) plus book value of total shareholders' equity

Cash flow to interest bearing debt Cash flow from continuing operations divided by average interest bearing debt

EBITDA cash interest coverage EBITDA divided by cash interest expense

EBITDA cash interest coverage before one-time items EBITDA before one-time items divided by cash interest expense

EBIT cash interest coverage EBIT divided by cash interest expense

EBIT cash interest coverage before one-time items EBIT before one-time items divided by cash interest expense

Operating Performance:

Return on equity before one-time items Earnings from continuing operations before one-time items divided by average book value of shareholders' equity

Value:

Cash flow from continuing operations per share Cash flow from continuing operations divided by weighted average number of shares outstanding

Book value per share Total shareholders' equity divided by the number of shares outstanding at year-end

Market capitalization Share price multiplied by number of shares outstanding at year-end

Net debt Total interest bearing debt less cash and short-term investments

Enterprise value Market capitalization plus interest bearing debt less cash and short-term investments

Enterprise value to EBITDA Market capitalization plus interest bearing debt less cash and short-term investments divided by EBITDA

Enterprise value to EBITDA before one-time items Market capitalization plus interest bearing debt less cash and short-term investments divided by EBITDA before one-time items

Senior Officers of the Company

Mayo M. Schmidt
President and Chief Executive Officer

Wayne G. Cheeseman
Chief Financial Officer

Francis J. Malecha
Senior Vice-President,
Grain Group

Doug Weinbender
Vice-President,
Agri-products

Karl J. Gerrand
Vice-President, Saskatchewan Wheat Pool Inc.
and President, Can-Oat Milling

E. Richard Wansbutter
Vice-President,
Commercial Relations

Ray Dean
Vice-President and
General Counsel/Corporate Secretary

Paula Duguid
Vice-President,
Business Planning and Development

David Reinboth
Vice-President,
Human Resources

Colleen Vancha
Vice-President,
Investor Relations and Communications

Robert Miller
Vice-President,
Grain Merchandising

Ron Cameron
Vice-President,
Finance and Corporate Controller

Grant P. Theaker
Treasurer

INVESTOR RELATIONS AND COMMUNICATIONS

Inquiries

Investor Relations and Communications
Telephone (306) 569-4859
e-mail investor@swp.com

Visit us at www.swp.com

Saskatchewan Wheat Pool Inc.
2625 Victoria Avenue
Regina, Saskatchewan S4T 7T9

Investor Information

Common Stock

The Company's authorized common stock consists of an unlimited number of common voting shares, which participate in earnings and are traded publicly on the Toronto Stock Exchange. As at July 31, 2006, there were 90,250,764 common shares issued and outstanding.

Senior Unsecured Notes

The Pool has $100 million of Senior Unsecured Notes outstanding. The notes pay interest at a rate of 8% per annum, mature on April 8, 2013 and are traded in the over-the-counter market. For more information, please refer to the website at www.swp.com, Investor Relations, in the section entitled Regulatory Filings at www.swp.com/investor.html.

Corporate Governance Information

The Company's Code of Business Ethics, Audit Committee Charter, Nominating/Corporate Governance Committee Terms of Reference and list of Board of Directors are available on its website at www.swp.com, Investor Relations, in the section entitled Corporate Governance.

Company Reports

Copies of the Company's Annual Report, Quarterly Reports, Annual Information Form and other regulatory filings are available by contacting Investor Relations and Communications at:

Saskatchewan Wheat Pool Inc.
Investor Relations and Communications
2625 Victoria Avenue
Regina, Saskatchewan S4T 7T9
(306) 569-4859
investor@swp.com

Copies are also available on the Company's website at www.swp.com/investor.html or through the System for Electronic Disclosure and Retrieval (SEDAR) at www.sedar.com.

Fiscal Year Information

First Quarter	August 1 to October 31
Second Quarter	November 1 to January 31
Third Quarter	February 1 to April 30
Fourth Quarter	May 1 to July 31

The Pool issues its quarterly financial results within 45 days of each quarter-end. Its year-end financial information (which includes its fourth quarter) is available within 90 days of year-end as required by Canadian continuous disclosure requirements.

Annual Meeting Information

The Annual General Meeting of common shareholders will be held at 2:00 p.m., Wednesday, December 13, 2006, at the Hotel Saskatchewan Radisson Plaza, 2125 Victoria Avenue, Regina, Saskatchewan, Canada.

Investor Information

Member Loan Program

The Pool offers a Member Loan Program whereby eligible members may loan funds on a term or demand basis to the Company. Eligible members must be residents of Saskatchewan and either a common shareholder who is a member of the Farm Leadership Co-operative or a current/former employee. Upon the Pool's continuance under the *Canada Corporations Business Act*, active members' loan accounts at March 31, 2005 were allowed to continue in the program. For more information, please contact Member Programs at 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9 or call toll-free in Canada at 1-800-797-9920.

Share Transfers/Lost Certificates

Share transfer inquiries, lost certificates, changes of address or other shareholder inquiries should be directed to the Company's transfer agent, Computershare Investor Services Inc.

Transfer Agent Information

Computershare Investor Services Inc.
600-530 8th Avenue SW
Calgary, Alberta T2P 3S8
Toll-free: 1-866-997-0995
e-mail: service@computershare.com
website: www.computershare.com

Corporate Office

Saskatchewan Wheat Pool Inc.
2625 Victoria Avenue
Regina, Saskatchewan S4T 7T9
Telephone (306) 569-4411
Fax (306) 569-4708
website: www.swp.com

Legal Counsel

MacPherson Leslie & Tyerman LLP
Barristers and Solicitors
Regina, Saskatchewan

Balfour Moss
Barristers and Solicitors
Regina, Saskatchewan

Auditors

Deloitte & Touche LLP
Regina, Saskatchewan

Glossary of Terms

Accredited Exporter Grain marketing companies, such as the Pool, are authorized to fulfill CWB export sales commitments on behalf of the CWB.

Agent of the CWB Grain handling companies, such as the Pool, who enter into handling agreements with the CWB to purchase, process and ship grain for the account of the CWB.

Agronomy A branch of agricultural science that deals with the study of crops and the soils in which they grow. Agronomists are also involved in the extension of new research in crop rotation, plant breeding, soil classification, soil fertility and tillage management, weed control, and pest management.

Anhydrous ammonia Also known as NH_3 (82-0-0), anhydrous ammonia is a cost-effective source of nitrogen fertilizer. It is injected below the soil surface during application before or at the same time as seeding.

Blending The blending of varying grades of grain to achieve end-use customers' specifications. Also refers to the mixing of different types of fertilizer to provide the required fertilizer nutrient levels per acre to maximize yields.

Bundling Selling complementary products and services together, such as seed, fertilizer, crop protection products, financing programs with grain handling and marketing services in a package to provide competitive 'one-stop shopping' to Prairie farmers.

CWB The Canadian Wheat Board, operating under the authority of the Canadian Wheat Board Act, has sole marketing authority for western Canadian wheat, durum and barley for export and domestic human consumption.

Cash ticket A cheque that is issued to a farmer for the purchase of his/her cereal grains, special crop grains or oilseeds.

Certified seed Seed that meets certain basic standards for purity and viability.

Contract calls A formal request by the CWB for farmers to deliver a certain portion of their contracted wheat and barley crop into the primary elevator system.

Crop protection products Products such as herbicides, insecticides and fungicides that are applied to fields to manage weeds, insects and diseases.

Crop rotation Changing the type of crop grown on the same land from year to year to control weeds, insects, disease, and to replenish soil nutrients and reduce soil erosion.

Deferred cash ticket A deferred or post-date payment that is made at the request of the producer for commodities delivered to grain companies.

Desiccant A chemical agent that is used to advance crop maturity prior to harvest.

Fertilizer Products that contain essential nutrients for plant growth, especially nitrogen, phosphorus and potassium.

Fungicide A chemical applied to seed or crop foliage to control, suppress or kill fungi that cause plant diseases.

Glyphosate A broad-spectrum foliar applied herbicide that is effective in the control of weeds, including both grass and broadleaf species.

Grading A standard system used to determine grain quality, including kernel colour, plumpness, protein concentration and size.

Herbicide A chemical that is used to control, suppress, or kill weeds before or after crop emergence.

Hybrid Offspring seed produced by combining genetically different parent plants. Typically, hybrids are the result of two varieties being cross-pollinated to produce a third, which has more favoured qualities.

Inputs A term that refers to all the components needed to grow a crop, including seed, fertilizer and crop protection products.

Grain marketing contracts Contracts that provide pricing choices to farmers and end-users. These choices/tools can be used and customized to meet various marketing strategies.

Metric tonne Equal to 2,204.6 pounds, as opposed to an imperial ton, which represents 2,000 pounds.

Multi-car unit train Trains with 25, 50 or up to 112 cars, which are loaded at one origin for one destination, at high throughput grain terminals within a specified timeline.

Oat groats Whole kernel of the oat, minus the hull, which is typically further processed into bran, flakes or flour.

Open-pollinated Open-pollinated crops are plant species that have not been genetically altered and are capable of reproducing in true form from generation to generation.

Pool Return Outlook or PRO An estimate of the total returns producers can expect when marketing their crops through the CWB.

Producer cars Railcars that can be loaded directly by producers that are made available through the CGC and the CWB to specific pre-approved locations, typically export terminals.

Producer terminal A grain handling facility owned and operated as a business venture by producers.

Production contract A legally binding agreement for a fixed term, entered into before grain production begins, under which a producer either agrees to sell or deliver to the grain company all of a specifically designated crop raised on identified acres in a manner set out in the agreement, and is paid according to a price or payment method and at a time determined in advance.

Proprietary seed Seed exclusively owned and distributed solely by that company. The Pool owns the rights to several proprietary seed varieties, such as SP Banner, an early maturing, high-yielding canola.

Railcar incentives An efficiency rebate supplied by the railways to grain companies for loading multiple car units.

Summer fallow Agricultural land that is left unseeded during a growing season. Fallowing is usually done to conserve moisture and replenish soil nutrients. Weed control is accomplished by tillage or with herbicides.

Tendering A process by which the CWB tenders a portion of its annual exports to grain companies, and companies 'bid' either at a premium or a discount to fulfill these export sales.

The Pool is revitalized and ready to grow
with the financial foundation, competitive spirit
and commitment required to capitalize on a world
of agri-business opportunities.

www.swp.com

POOL™

POOL

Saskatchewan Wheat Pool Inc.

RECEIVED

2006 NOV 22 A 8:37

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual General Meeting to be held on December 13, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 pm, Regina Time, on December 11, 2006.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.computershare.com/proxy

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com - click "Enroll for e-delivery" under the Shareholder Services menu.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

00E0CA

Appointment of Proxyholder

I/We, being holder(s) of Saskatchewan Wheat Pool Inc. hereby appoint: Terry Baker, Chairman of the Board; or in his absence, Mayo Schmidt, President and CEO

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Saskatchewan Wheat Pool Inc. to be held at the Hotel Saskatchewan Radisson Plaza, 2125 Victoria Avenue, Regina, Saskatchewan on December 13, 2006 at 2:00 PM (Regina Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold		For	Withhold
01. Terry Baker	☐	☐	02. Doug Kitchen	☐	☐	03. Mayo Schmidt	☐	☐	04. Harold Milavsky	☐	☐
05. Herb Pinder	☐	☐	06. Thomas Birks	☐	☐	07. Thomas Chambers	☐	☐	08. Rick Jensen	☐	☐
09. Dallas Howe	☐	☐	10. Vic Bruce	☐	☐	11. Ryan Anderson	☐	☐			

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2. Appointment of Auditors

Reappointment of Deloitte & Touche LLP as auditors of the Corporation.

For ☐ Withhold ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

AR2 SWTQ

00E0DA

NOTICE OF ANNUAL MEETING OF HOLDERS OF COMMON SHARES

TO BE HELD ON DECEMBER 13, 2006

and

*AMENDED MANAGEMENT INFORMATION CIRCULAR

Saskatchewan Wheat Pool Inc.

DATED NOVEMBER 1, 2006

*** This document has been amended to include the performance graph on page 18, which was inadvertently omitted. No other changes have been made to the document other than related changes to the table of contents.**

TABLE OF CONTENTS

SASKATCHEWAN WHEAT POOL INC.

NOTICE OF ANNUAL MEETING OF THE HOLDERS OF
COMMON SHARES

TO BE HELD ON DECEMBER 13, 2006

NOTICE IS HEREBY GIVEN that an annual meeting (the "**Meeting**") of the holders of the common shares (the "Common Shares") of Saskatchewan Wheat Pool Inc. (the "Company") will be held at Hotel Saskatchewan Radisson Plaza, 2125 Victoria Avenue, Regina, Saskatchewan on December 13, 2006 at 2:00 p.m. (Regina time) for the following purposes:

1. to receive the Annual Report and the consolidated financial statements of the Company for the fiscal year ended July 31, 2006, together with the report of the auditors thereon,

2. to elect directors; and

3. to appoint auditors.

A copy of the Annual Report accompanies this Notice.

The Board of Directors of the Company has fixed November 10, 2006 as the record date to determine which shareholders are entitled to receive notice of and to vote at the Meeting. The accompanying Management Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

Please exercise your right to vote by ensuring that a proxy, in the enclosed form, is submitted for that purpose on your behalf. If your Common Shares are not held in your name and you wish to attend the Meeting in person, please refer to the information in the accompanying Management Information Circular under the title "Non-Registered Shareholders". Unless otherwise extended by the Company, proxies must be received by the Company's agent, Computershare Investor Services Inc., by no later than 4:00 p.m. (Toronto time) on December 11, 2006 or, if the Meeting is adjourned, 4:00 p.m. (Toronto time) on the day prior to any adjourned meeting (excluding Saturdays, Sundays, and holidays). The address to which proxies should be submitted is Computershare Investor Services Inc., 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1.

DATED at Regina, Saskatchewan, this 12th day of October 2006.

By Order of the Board of Directors

(signed) Raymond J. Dean
Vice-President and
General Counsel/Corporate Secretary

VOTING RIGHTS AND SOLICITATION OF PROXIES

Record Date for Meeting

Only holders (the "Shareholders") of common shares (the "Common Shares") of Saskatchewan Wheat Pool Inc. (the "Company" or the "Pool") of record on November 10, 2006 (the "Record Date") are entitled to vote at the annual meeting to be held December 13, 2006 (the "Meeting") or any adjournment or adjournments thereof unless after the Record Date a holder of record transfers Common Shares, and the transferee upon producing a properly endorsed certificate or certificates evidencing such Common Shares or otherwise establishing ownership of such Common Shares requests, not later than ten days before the Meeting, that the transferee's name be included in the applicable list of Shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the Meeting.

Persons Making the Solicitation

This solicitation is made on behalf of the management of the Company. The costs incurred in the preparation and mailing of the accompanying form of proxy (the "Form of Proxy"), notice of annual meeting (the "Notice of Meeting") and this Management Information Circular (the "Circular") will be borne by the Company.

Appointment and Revocation of Proxies

A SHAREHOLDER SUBMITTING A PROXY HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT SUCH SHAREHOLDER AT THE MEETING OTHER THAN THE PERSON OR PERSONS DESIGNATED IN THE FORM OF PROXY FURNISHED BY the Company. TO EXERCISE THIS RIGHT THE SHAREHOLDER SHOULD INSERT THE NAME OF THE DESIRED REPRESENTATIVE IN THE BLANK SPACE PROVIDED IN THE APPLICABLE FORM OF PROXY AND STRIKE OUT THE OTHER NAMES OR SUBMIT ANOTHER APPROPRIATE PROXY.

In order to be effective, each proxy must be completed as outlined therein and delivered to the attention of Computershare Investor Services Inc., 100 University Ave., 9th floor, Toronto, ON, M5J 2Y1 by 4:00 p.m., E.S.T., on December 11, 2006, or by delivering it to the Chair of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting.

A Shareholder who has submitted a proxy may revoke it by an instrument in writing executed by the Shareholder or his or her attorney authorized in writing, or, if the Shareholder is a corporation, executed by a duly authorized director, officer or attorney thereof and deposited with Computershare Investor Services Inc. at the addresses described above or the Company, Attention: Corporate Secretary at any time prior to 4:00 p.m., E.S.T., on December 11, 2006, or with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting, and upon such deposit the previous proxy is revoked.

Exercise of Discretion by Proxyholders

All Common Shares represented at the Meeting by properly executed proxies will be voted, and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy the Common Shares represented by the proxy will be voted in accordance with such specification. **IN THE**

ABSENCE OF SUCH SPECIFICATION, THE COMMON SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS SET FORTH HEREIN. The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come the Meeting.

At the time of printing this Circular, management of the Company knows of no such amendment, variation or other matter.

Non-registered Shareholders

The information set forth in this section is of importance to Shareholders who do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of the Common Shares can be recognized and acted upon at the Meeting.

Only registered holders of the Common Shares, or the persons they appoint as their proxies, are permitted to vote at the Meeting. Non-registered Shareholders (defined below) holding Common Shares are permitted solely to attend but not to vote at the Meeting, unless appointed as a proxyholder.

In many cases, Common Shares beneficially owned by a holder (a "Non-registered Shareholder") are registered in the name of an intermediary (an "Intermediary") that the Non-registered Shareholder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the form of Proxy (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-registered Shareholders.

The Company has retained Computershare Investor Services Inc. ("Computershare") and ADP Investor Communications ("ADP") to forward the meeting materials to Non-registered Shareholders who have not waived the right to receive meeting materials. Computershare or ADP will provide such Non-registered Shareholder with a voting instruction form which must be completed and signed by the Non-registered Shareholder in accordance with the directions on the voting instruction form (which the Company understands will permit the completion of the voting instruction form by telephone, facsimile, internet vote, e-mail or regular mail).

The purpose of these procedures is to permit Non-registered Shareholders to direct the voting of the Common Shares they beneficially own. Please note that Non-registered Shareholders beneficially owning Common Shares are permitted to attend the Meeting. **Should a Non-registered Shareholder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-registered Shareholder), the Non-registered Shareholder should advise Computershare or ADP, as applicable, in accordance with the instructions set out on the voting instruction form.**

Non-registered Shareholders should carefully follow the instructions of their Intermediaries, Computershare or ADP, including any instructions as to the time within which Non-registered Shareholders will be required to return voting instruction forms to the Intermediaries, Computershare or ADP, as applicable.

A Non-registered Shareholder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary, Computershare or ADP, as applicable, at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive meeting materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of October 26, 2006, there were 90,250,764 Common Shares outstanding, each share carrying the right to one vote. The directors have fixed the close of business on November 10, 2006 as the Record Date for the Meeting. Only Shareholders who are on record at the close of business on that date are entitled to receive notice and to attend and to vote at the meeting.

ELECTION OF DIRECTORS

A simple majority of votes cast, by person or proxy, will constitute approval of matters voted on at the meeting, except as otherwise specified.

A quorum for the meeting shall be a person or persons present and holding or representing by proxy not less than 5% of the total number of issued and outstanding shares having voting rights at the Meeting. No business shall be transacted at the Meeting unless the requisite quorum is present at the commencement of such Meeting, provided that if a quorum is present at the commencement of the Meeting, a quorum shall be deemed to be present during the remainder of the Meeting.

To the knowledge of the Company's directors and executive officers, no person or company beneficially owns, directly or indirectly, or controls or directs, 10% or more of the Common Shares, other than Third Avenue Management LLC ("TAM"). The Company has been advised by TAM that it has dispositional and voting authority over securities held by various funds and accounts over which TAM has investment advisory authority (collectively, the "Accounts"). As at October 26, 2006, the Accounts managed by TAM held 17,550,350 Common Shares of the Company, representing approximately 19.45% of the issued and outstanding Common Shares.

Financial Statements

The consolidated financial statements for the year ended July 31, 2006 are included in the 2006 Annual Report.

Election of Directors

The number of Directors to be elected at the meeting is 11. The Articles of the Company provide that the Board shall consist of a minimum of five Directors and a maximum of 15, with the actual number to be determined from time to time by the Board. The Board has determined that following the annual meeting there will be 11 Directors.

The table below contains the names of the nominees for election as Directors and, unless authority is withheld, the persons named in the accompanying Form of Proxy intend to vote for these nominees. Management does not contemplate that any of these nominees will be unable to serve as a Director, but should that occur for any reason, the persons named in the accompanying Form of Proxy reserve the right to vote for another nominee in their discretion, unless the Shareholder has directed that the shares be withheld from voting in the election of Directors. Each Director elected will, subject to the bylaws of the Company, hold office until the close of the next annual meeting of Shareholders of the

Company or until his or her successor is elected or appointed in accordance with the bylaws. The information indicated in the following table is as of November 1, 2006.

As disclosed previously during the Company's 2005 recapitalization, farmer participation on the Board is solicited through the Western Farm Leadership Co-operative Ltd ("WFLC"), a self-governing organization funded by the Pool. This organization whose membership includes customers of the Pool, provides a slate of candidates to the Pool's Nominating/Corporate Governance Committee from which it is anticipated at least four will be selected to form part of the slate of candidates to be voted on by Shareholders. As disclosed during the recapitalization, the Board was to be reduced in size from 12 to 11 members commencing in the fall of 2005 however WFLC was not in a position to make the necessary selection in time for the 2005 AGM. As a result and with the support of the founding WFLC Board, the Company chose to maintain the status quo for the purposes of the 2005 Annual General Meeting. WFLC was in a position to make their selection this year and provided a slate of four candidates to the Pool's Nominating/Corporate Governance Committee being Messrs. Anderson, Baker, Bruce and Jensen all of whom are currently directors and have been proposed for re-appointment by the Nominating/Corporate Governance Committee. See "Corporate Governance – Composition of the Board."

Name and Municipality	Positions and Offices Held with the Company	Term of Office	Principal Occupation Last Five Years	Common Shares Held	Deferred Share Units
Ryan Anderson, Melfort, SK	Director (2)	1998-2006	Farmer	819	5,665
Terry Baker, Denzil, SK	Chairman Director President	2004-2006 2001-2006 2004-May 2005	Farmer	2,144	9,826
Thomas Birks, Montreal, QC	Director (1)(2)	2005-2006	[1]President, Birinco Inc.	35,004	6,356
Vic Bruce, Tuxford, SK	Director (3)	2002-2006	Farmer	1,402	5,178
Thomas Chambers, Vancouver, B.C.	Director (2)(3)	2006	[2]President, Senior Partner Services Ltd.	0	2,988
Dallas Howe, Calgary, AB	Director (3)	2005-2006	GE Healthcare Information Technologies (2002-2005) Owner & CEO of BDM Information Systems (prior to Dec. 2002)	121	16,261
Rick Jensen, Webb, SK	Director (3)	2004-2006	Farmer	113	5,187
Douglas Kitchen, Nashville, TN	Director (1) Lead Director Board Advisor	2006 2003-2006 2000-2003	[3]Managing Director, Rosenthal Collins Group	26,500	2,807
Harold Milavsky, Calgary, AB	Director (1) (2)	2003-2006	[4]Chairman, Quantico Capital Corporation	12,367	6,328
Herb Pinder, Jr., Saskatoon, SK	Director (1)	2003-2006	[5]President, Goal Group of Companies	23,333	13,941
Mayo Schmidt, Regina, SK	Director President and Chief Executive Officer Chief Executive Officer	2005-2006 2005 2000-2005	President and Chief Executive Officer of the Company	13,360	--

[1] Birinco Inc. is an investment company.
[2] Senior Partner Services Ltd. provides the services of advisors and directors to a number of companies.
[3] Rosenthal Collins Group is a large commodities clearing house.
[4] Quantico Capital Corporation's main business is real estate ownership development and management.
[5] Goal Group of Companies acts on behalf of professional athletes.

Committees:
(1) - Nominating/Corporate Governance
(2) - Audit
(3) - Compensation

The attendance of the Directors at Board meetings, the compensation paid to Directors and the Board composition (including the independence of the Directors) are disclosed under "Corporate Governance" in this Circular.

Other public company directorships:

1. Mr. Howe is also the CEO of DSTC and Chairman of the Board of Potash Corporation of Saskatchewan Inc. and Advanced Data Systems;
2. Mr. Milavsky is also an advisor to Canadian Aspen Properties Ltd; is a director of thirteen funds in the Citadel Group of Funds; and is Chairman of Prime West Energy Inc.;
3. Mr. Pinder is also a director of C1 Energy Ltd. and Arc Resources Ltd. (Arc Energy Trust); and
4. Mr. Chambers is also a director of Catalyst Paper Corporation, Elephant & Castle Group Inc. and MacDonald Dettwiler and Associates.

The Pool initiated a disposition of its hog operations in 2004 through a court supervised process under *The Companies' Creditors Arrangement Act* (Canada). The securities of certain of the entities that owned and operated these hog operations on behalf of the Pool and other Shareholders were also cease traded by the Saskatchewan Financial Services Commission. Substantially all of the assets related to these hog operations were sold under the court supervised process in May 2004. Mr. Schmidt served as an officer and/or director of these entities.

APPOINTMENT OF AUDITORS

Action is to be taken at the meeting to appoint an auditor for the Company. **Unless such authority is withheld by a Shareholder, the persons named in the accompanying Form of Proxy intend to vote for the reappointment of the firm Deloitte & Touche LLP, the present auditors of the Company, to hold office until the next annual meeting of Shareholders.**

EXECUTIVE COMPENSATION

The following table sets forth compensation earned by the President and Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and the other three most highly compensated officers of the Company (collectively, the "Named Executive Officers") for services provided in the fiscal years ended July 31, 2006, 2005 and 2004.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation			Long-Term Compensation				All Other Compensation ($)	Total ($)
					Awards			Payouts		
		Salary ($)	Bonus[1] ($)	Other Annual Compensation[2] ($)	Securities Under Options Granted[3] (#)	Restricted Share Units or Performance Share Units ($) (conditional vesting) RSU[4]	PSU[5]	LTIP Payouts[6] ($)		
Mayo M. Schmidt President and Chief Executive Officer	2006	800,000	560,000	37,178[7]	-	365,950	1,097,850	458,666	11,658[8]	3,331,302
	2005	800,000	593,600	374,872[9]	-	-	-	229,333	11,658[8]	2,009,463
	2004	800,000	616,800	665,330[10]	-	-	-	229,333	11,658[8]	2,323,121
Wayne Cheeseman Chief Financial Officer[11]	2006	407,500	205,000	200,000[12]	-	112,600	337,800	149,066	10,364[13]	1,422,330
	2005	381,250	193,800	-	-	-	-	74,533	9,818[13]	659,401
	2004	285,625	176,475	-	2,500	-	-	74,533	13,875[13]	550,508
Francis J. Malecha Senior Vice-President, Grain Group	2006	347,514	178,042	300,000[14]	-	70,375	211,125	147,920	10,364[13]	1,265,340
	2005	334,594	158,984	-	-	-	-	73,960	9,818[13]	577,356
	2004	316,875	174,150	80,584[13]	800	-	-	73,960	9,545[13]	655,114
Douglas F. Weinbender Vice-President Agri-Products	2006	231,426	78,189	-	-	47,855	143,565	68,955	10,094[13]	580,084
	2005	219,242	94,713	-	-	-	-	34,478	9,877[13]	358,310
	2004	197,838	89,000	-	375	-	-	34,478	10,000[13]	331,316
Karl Gerrand President, Can-Oat Milling	2006	239,563	104,873	-	-	50,670	152,010	69,049	8,607[15]	624,772
	2005	208,175	90,838	-	-	-	-	34,525	7,917[15]	341,455
	2004	196,673	80,692	55,500[13]	375	-	-	34,525	7,416[15]	374,806

Notes:

1) Bonuses are incentive cash payments under the Company's Short-term incentive plan (STIP). They are reported as compensation for the fiscal year for which they were earned and are based on the extent to which objectives including financial and business unit components are met.
2) In fiscal years 2004, 2005 and 2006 the value of perquisites and benefits for each Named Executive Officer did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus of such officer.
3) All options are for the purchase of common shares of the Company.
4) Payments under the Company's long-term incentive plan (LTIP) for Restricted Share Units vest at the end of the three year vesting period (for additional information, please refer to Long-term Compensation). The plan was introduced in fiscal 2006. The following restricted shares units (RSU) were granted to the named officers on November 1, 2005:

Mayo M. Schmidt	65,000
Wayne Cheeseman	20,000
Francis J. Malecha	12,500
Douglas F. Weinbender	8,500
Karl Gerrand	9,000

The values disclosed in the Restricted Share Unit column above are based on the closing price on the date of grant or $5.63. The closing price at July 31, 2006 was $7.78. The RSUs granted on November 1, 2005 do not vest until November 1, 2008.

5) Payments under the Company's long-term incentive plan (LTIP) are currently based on achieving EBITDA targets against the business plan (for additional information, please refer to Long-term Compensation). The plan was introduced in fiscal 2006. The following performance shares units (PSU) were granted to the named officers on November 1, 2005:

Mayo M. Schmidt	195,000
Wayne Cheeseman	60,000
Francis J. Malecha	37,500
Douglas F. Weinbender	25,500
Karl Gerrand	27,000

The values disclosed in the Performance Share Unit column above are based on the closing price on the date of grant of $5.63. The closing price at July 31, 2006 was $7.78. The PSUs granted on November 1, 2005 do not vest until November 1, 2008 and the exact number of PSUs that will vest on such date depends on the achievement of EBITDA targets (1/2 of the number that vest is based on annually adjusted targets and ½ of the number that vest is based on the three year business plan) over the 3 year period. Vesting ranges from 0% for performance below 80% of the target, 125% for 100% of target performance, and 200% for performance above 110% of target.

6) Payments under the previous Company's long-term incentive plan (LTIP) were based on achieving targets against the business plan. Payments are vested over a three year period and paid out in cash at the end of the three years. As this was a new program in 2004, transition payments were being made for the first two years based on the individual's salary, target award percentage and position. The first and second transition payments were made on November 1, 2004 and November 1, 2005 respectively. Based on fiscal 2004 performance, the following LTIP payments will be made to the named executive officers in November 2006 and have been included in the summary compensation table:

Mayo M. Schmidt	$458,666
Wayne Cheeseman	$149,066
Francis J. Malecha	$147,920
Douglas F. Weinbender	$ 68,955
Karl Gerrand	$ 69,049

Based on fiscal 2005 performance and assuming full vesting, the following LTIP payments will be received by the named executive officers in November 2007. These will be the final payments under this LTIP plan.

Mayo M. Schmidt	$476,000
Wayne Cheeseman	$190,400
Francis J. Malecha	$161,186
Douglas F. Weindbender	$ 80,506
Karl Gerrand	$ 75,241

7) This payment included a tax equalization payment between Saskatchewan, Canada and California, U.S.A. of $37,178. This benefit was discontinued effective June 8, 2006.

8) Reflects pension contributions to a personal RRSP.

9) This payment includes a tax equalization payment between Saskatchewan, Canada and California, U.S.A. of $41,539, and the third and final payment of $333,333 of a three year bonus related to the successful completion of the 2003 financial restructuring of the Company. This bonus represents the final payment under this plan made on November 1, 2005.

10) This payment includes a tax equalization payment between Saskatchewan, Canada and California, U.S.A. of $50,747, a retention bonus of $281,250 which reflects the second, third and fourth quarterly payments for the third year of a three year retention program and a second payment of $333,333 of a three year bonus related to the successful completion of the 2003 financial restructuring of the Company.

11) Mr. Cheeseman was appointed Chief Financial Officer effective September 15, 2003.

12) This payment reflects final retention bonuses paid on September 1, 2005 and September 1, 2006.
13) This payment represents contributions to the Company's defined contribution pension plan.
14) This payment reflects final retention bonuses paid.
15) This payment represents contributions to Can-Oat Milling's registered retirement savings plan.

LTIP - Awards in Most Recently Completed Financial Year

The following table provides details on the restricted share units and performance share units grants on November 1, 2005 to the Named Executive Officers.

			Estimated Future Payouts Under Non-Securities-Price-Based Plans		
Name	Securities, Units or Other Rights (#)	Performance or Other Period Until Maturation or Payout (c)	Threshold (#)	Target (#)	Maximum (#)
Mayo M. Schmidt	260,000	November 1, 2008	89,375	308,750	455,000
Wayne Cheeseman	80,000	November 1, 2008	27,500	95,000	140,000
Francis J. Malecha	50,000	November 1, 2008	17,188	59,375	87,500
Douglas F. Weinbender	34,000	November 1, 2008	11,688	40,375	59,500
Karl Gerrand	36,000	November 1, 2008	12,375	42,750	63,000

Note:
Under the LTIP program, 25% of the award is Restricted Share Units (RSUs) and 75% of the award is Performance Share Units (PSUs). RSUs vest three years after the date of grant. PSUs also vest three years after the date of grant, but the amount of the units that vest depends on the achievement of EBITDA targets over the 3 years period. Vesting for PSUs range from 0% for performance below 80% of the target, 125% for 100% of target performance, and 200% for performance above 110% of target.

The following table sets forth the options exercised during the year ended July 31, 2006 by the Named Executive Officers and the year-end value of unexercised in-the-money options held by such individuals at July 31, 2006.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)	
Name	**(#)**	**($)**	**Exercisable**	**Unexercisable**	**Exercisable**	**Unexercisable**
Mayo M. Schmidt	--	--	36,000	--	--	--
Wayne Cheeseman	--	--	1,250	1,250	$1,600	$1,600
Francis J. Malecha	--	--	3,013	494	$ 752	$ 752
Douglas F. Weinbender	--	--	1,166	219	$ 353	$ 352
Karl Gerrand	--	--	2,404	281	$ 353	$ 352

Plan Category	*Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)*	*Weighted-average exercise price of outstanding options, warrants and rights*	*Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)(2)*
Equity compensation plans approved by security holders	88,424	$84.86	95,088
Equity Compensation plans not approved by security holders	-	-	-

Notes:

1) This represents the number of Common Shares of the Company issuable upon the exercise of outstanding stock options.
2) This represents the number of Common Shares of the Company available for future option grants under the Company's Management Stock Option Plan.
3) The Management Stock Option Plan is inactive. No options were granted thereunder in fiscal 2005 or 2006 and it is not anticipated that any options will be granted thereunder during fiscal 2007.

PENSION PLANS

Defined Contribution Plans

All Named Executive Officers, except for the President and Chief Executive Officer and the President Can-Oat Milling/Vice-President of the Company, participate in the Company's defined contribution plan entitled "Saskatchewan Wheat Pool and Affiliated Companies Accumulation Pension Plan." Pursuant to this plan, but subject to the Income Tax Act maximum contribution rules, the employee contributes 5% of earnings and the Company contributes 6% of the employee's earnings. At retirement, an annuity is purchased for the value accumulated from the employee and employer contributions plus investment earnings. Normal retirement age is 65. Benefits under this plan depend upon the contributions made by the participants and the Company as well as the investment earnings. For the President and Chief Executive Officer, the Company contributes $11,658 annually to a personal RRSP account.

The President Can-Oat Milling/Vice-President of the Company participates in a Group Registered Retirement Savings Plan. Pursuant to this plan, but subject to Income Tax Act maximum contribution rules, the employee contributes from 3% to 5% of earnings and the Company matches the employee's contribution. At retirement, an annuity is purchased for the value accumulated from the employee and employer contributions plus investment earnings. Normal requirement age is 65. Benefits under this plan depend upon the contributions made by the participants and the Company as well as the investment earnings.

TERMINATION OF EMPLOYMENT, CHANGE IN CONTROL AND EMPLOYMENT CONTRACTS

The Company has entered into employment contracts with each of the Named Executive Officers. The employment contracts outlines the terms and conditions of employment including base salary, incentive compensation based on approved short and long-term incentive plans, benefits and perquisites. In addition, the employment contracts include a non-compete, confidentiality, and termination. The

Company has also entered into Change in Control Agreements with each of the Named Executive Officers.

President & Chief Executive Officer

If the employment of the President and Chief Executive Officer is terminated at any time, other than for cause, the Company will pay a severance payment of: (i) 36 months salary, (ii) STIP is prorated and paid for the year of termination and additionally STIP shall be paid during the next 36 months based on achievement of corporate targets , and (iii) unvested LTIP and retention awards (if any). An amount equivalent to the sum of the pension premiums ordinarily paid by the Company for insured benefits and any perquisites for the President and Chief Executive Officer, which would but for the termination have been paid by the Company over 36 months will be paid immediately following the date of termination.

If the employment of the President and Chief Executive Officer is terminated by the Company without cause or the President and Chief Executive Officer leaves for "good reason" within 24 months of a "change in control", the Company will pay a severance payment equivalent to: (i) 36 months salary, (ii) STIP is prorated and paid for the year of termination and additionally 3 times the average of the last three years STIP awards, and (iii) unvested LTIP and retention awards (if any). An amount equivalent to the sum of the pension premiums ordinarily paid by the Company for insured benefits and any perquisites for the President and Chief Executive Officer, which would but for the termination have been paid by the Company over 36 months will be paid immediately following the date of termination.

Other Named Executives

For the other named executives, excluding the Vice-President Agri-Products, if their employment is terminated at any time, other than for cause, the Company will pay a severance payment of: i) 18 months salary, (ii) STIP is prorated and paid for the year of termination and additionally STIP shall be paid during the next 18 months based on achievement of corporate targets, and (iii) unvested LTIP and retention awards (if any). An amount equivalent to the sum of the pension premiums ordinarily paid by the Company for insured benefits and any perquisites for the Named Executive Officer, which would but for the termination have been paid by the Company over 18 months will be paid immediately following the date of termination. For the Vice-President Agri-Products, if his employment is terminated at any time, other than for cause, the Company will pay a severance payment of: i) 24 months salary, (ii) STIP is prorated and paid for the year of termination and additionally STIP shall be paid during the next 24 months based on achievement of corporate targets, and (iii) unvested LTIP and retention awards (if any). An amount equivalent to the sum of the pension premiums ordinarily paid by the Company for insured benefits and any perquisites for the Vice-President Agri-Products, which would but for the termination have been paid by the Company over 24 months will be paid immediately following the date of termination

If the named executive's employment, is terminated by the Company without cause or the Named Executive leaves for "good reason" within 24 months of a "change in control", the Company will pay a severance payment equivalent to: (i) 24 months salary, (ii) STIP is prorated and paid for the year of termination and additionally 2 times the average of the last three years STIP awards, and (iii) unvested LTIP and retention awards (if any). An amount equivalent to the sum of the pension premiums ordinarily paid by the Company for insured benefits and any perquisites for the Named Executive Officer, which would but for the termination have been paid by the Company over 24 months will be paid immediately following the date of termination.

REPORT ON EXECUTIVE COMPENSATION

Compensation Committee

The Compensation Committee assists the Board of Directors in determining the Company's executive compensation policy, base salary adjustments and, executive short-term and long-term incentive pay. The members of the Compensation Committee during the fiscal year, which ended July 31, 2006, were:

Dallas Howe (Chairman)
Vic Bruce
Rick Jensen
Thomas Chambers (commenced May 16, 2006)
Doug Kitchen (ceased March 18, 2006)
Herbert Pinder, Jr. (ceased March 18, 2006)

The Compensation Committee is a standing committee of the Board of Directors of the Company, comprised solely of independent directors, established to assist the Board of Directors in determining employee compensation and human resources strategies for the Company. The Compensation Committee is responsible for the following specific matters in respect to Executive Officers' (other than Mr. Gerrand's) compensation:

1. developing and recommending to the Board of Directors of the Company for approval: (i) the compensation philosophy or policy that applies to all out-of-scope employees, including the Executive Officers of the Company; (ii) the compensation strategies and compensation of the President and Chief Executive Officer; (iii) through the President and Chief Executive Officer, the compensation strategies and compensation for all other Executive Officers of the Company; and (iv) the Company's pension plans and all other benefit plans to ensure the appropriateness thereof;

2. reviewing the overall parameters of the Company's Short-term incentive plan (STIP) and long-term incentive plan (LTIP) and recommending to the Board of Directors of the Company annual awards under these arrangements; and

3. reviewing annually, in conjunction with the President and Chief Executive Officer, reports to the Board on succession planning including professional development and an emergency replacement plan.

In February 2004, the Compensation Committee engaged the services of Mercer Human Resource Consulting ("Mercers") to review and recommend an overall compensation program for executive management. On an ongoing basis Mercers will provide market analysis to the Committee on executive compensation. Mercers is engaged by the Board of Directors to review executive and director compensation. They do not provide any other consulting or compensation services to the Company.

A total compensation program that allows the Pool to attract, retain, motivate and reward highly competent human resources is critical to the success and growth of the Company. The Company has developed a total compensation philosophy ("Total Compensation Philosophy"), which provides employees with a policy that is internally equitable and competitive within its target market in order to facilitate the attraction and retention of high quality employees, and to motivate them to achieve individual, business unit and corporate financial performance objectives. The achievement of these objectives is intended to create shareholder value and advance the growth and strength of the Company within its market.

The Total Compensation Philosophy is achieved through the development, implementation and management of compensation programs spanning the four key areas of base salary, Short-term variable compensation, long-term incentives and benefits. These components, as they relate to Executive Officers and their related objectives, are described below.

In the case of Mr. Gerrand, his compensation is determined by the Board of Directors of Can-Oat Milling Ltd., the general partner of Can-Oat Milling. His compensation package includes base compensation, Short-term variable compensation and long-term compensation, which is based on a compensation philosophy that closely mirrors that of the Company.

TOTAL CASH COMPENSATION SUMMARY

Compensation Element	*Form*	*Eligibility*	*Performance Period*	*Plan Details*
Base Salary	Cash	All executives	Annually – November 1st	• Base salary is set at the median (50th percentile) of similar sized companies, adjusted to reflect individual performance and internal equity. • Placement within the salary range is based on performance.
Short-term Incentive	Cash	All out of scope employees (approx. 270 employees)	Fiscal year	• Awards based on achievement of predetermined goals for corporate performance/ business unit and individual performance. • Award levels vary by position. • Payments targeted at the median (50th percentile) when target is met and above when exceeded.
LTIP (3 year performance period)	Restricted and Performance share units. (RSUs and PSUs)	All executives and select senior management (21 employees)	3 years	• ¼ of award granted in RSUs and ¾ awarded in PSUs. • Units issued at average of the previous 20 days share price prior to the grant date. • Each award vests and is paid out at the end of the three year period. • The number of PSUs vest based on corporate EBITDA targets. ½ vest based on annually adjusted targets and ½ on the three year business plan. • The value at payout is based on the number of vested units multiplied by the 20 day average share price at the end of the performance period. • Awards paid in shares purchased in the open market. • Payments targeted at above the median (50th percentile) when target is met.
Long-term Incentive	Stock options	All executives and all managers	10 years	• Currently in abeyance.

Base Compensation

The Company's annual salary program is based on three fundamental fairness criteria. They are external, internal and individual equity. External equity is achieved by offering base salary rates of pay that correspond to median (50th percentile) rates in the Company's target labour marketplace. To determine what the prevailing market rates are for core positions in the target market, an external management consulting firm is retained by the Compensation Committee to conduct an annual market analysis and, subject to Board of Director approval, the base salary structure is adjusted accordingly. The Company's external base salary policy is established by targeting at median (50th percentile) compensation, through comparison to a group of Canadian industrial corporations with comparable revenues to the Company compiled by the consultant to the Compensation Committee.

The second criterion of internal equity is maintained by ensuring that base annual salary ranges correspond to the relative internal value (within the Company) of each job, as determined by a job evaluation analysis of positional accountabilities and requirements. Executive Officers' positions, excluding the President and Chief Executive Officer, are evaluated by an external consultant through the use of a widely accepted executive management job evaluation system.

The third fairness criterion, individual equity, is achieved by ensuring that individual salary range placements recognize increasing levels of competency or personal growth and related performance. This is based on the principle that as employee competencies and abilities grow, value and contribution to the organization increases. On an annual basis, individual development and performance objectives are set and subsequently assessed at fiscal year-end to determine the degree to which competencies were developed and utilized, and objectives were achieved. Based on the results of the performance review process, an in-range salary adjustment may be warranted to reflect "pay for results."

Short-term Variable Compensation

The objective of the Company's market-competitive, Short-term incentive plan is an annual program to recognize and reward the accomplishments and contributions of Executive Officers, and encourage ever-increasing levels of performance and contribution. The Short-term incentive plan is also designed to ensure that a portion of pay is aligned with business cycles and the variable nature of operational and financial results.

Executive Officers' Short-term variable pay is linked to the achievement of financial and business goals. Target payouts vary among the President and Chief Executive Officer, Chief Financial Officer, Senior Vice-President and Vice-President levels, reflecting the varying levels of accountability and authority for impacting the success and viability of the Company.

In the context of business planning and ongoing performance measurement, an assessment of performance results and the extent to which target objectives were achieved is conducted at the close of each fiscal year, with variable payouts in November of each year.

Long-term Compensation

The Company currently offers two long-term incentive programs: (a) a Long-term Incentive Plan (LTIP); and (b) stock options.

(a) Long-term Incentive Plan (LTIP) - In 2003, the Company introduced a long-term incentive plan with the intent to reward senior executives and other key employees for superior performance over an extended period and to ensure the Company is achieving sustainable business growth. The performance objectives under the plan were designed to align the interests of the executives and key employees with the long-term business plan approved by the Board of Directors. The plan provides the participant with a target award based on the participant's salary, target award percentage and performance. The award is vested over a three-year period. Participants are eligible to receive the funds at the end of the three-year period. Any participant who resigns or whose employment is terminated for wilful misconduct forfeits the funds. The last awards made under this plan related to fiscal 2004 performance and no further awards are contemplated under this plan.

To reward performance for the 2006 fiscal year and beyond, the Board approved, on the recommendation of the Compensation Committee and supported by Mercer Human Resource Consulting, a new long-term incentive plan (LTIP), which is based upon an annual grant over three years and consists of a combination of Restricted Share Units (RSUs) and Performance Share Units (PSUs). The mix of RSUs and PSUs is 25% RSUs and 75% PSUs.

Each executive officer receives an annual grant of RSUs and PSUs in an amount determined by the Board, based on the recommendation of the Committee. The President and CEO determines the annual grant for other participants. Each RSU and PSU represents one common share that entitles the participant to a payment of one Saskatchewan Wheat Pool Inc. common share purchased on the open market at the end of each three year period if certain performance criteria are met.

The final value of the PSU will be based on the number of PSUs that ultimately vest. The final number of PSUs that will vest will depend upon the Company's ability to meet EBITDA targets. One half of the PSUs will be based on EBITDA targets for the three year approved business plan (unadjusted target) while the other half will be based on EBITDA targets set annually and approved by the Board of Directors.

The LTIP program is reviewed on an annual basis by the Compensation Committee of the Board and changes can be made to targets and measurements as may be recommended by that Committee to the Board.

(b) Management Stock Option Plan ("MSOP"). MSOP was previously used as one of the Company's long-term incentive plans for executives and senior management, including certain affiliated entities. Stock option grants for Common Shares were only awarded to employees within eligible positions (all Executive Officers are eligible) who received at least a "satisfactory" performance assessment. The MSOP is inactive, no options were granted thereunder in either fiscal 2005 or 2006 and it is not anticipated that any options would be granted thereunder during fiscal 2007. The options granted in 2004 were the only in-the-money options at the end of fiscal 2006.

Benefits

The Company offers the Named Executive Officers a competitive array of benefit programs that provide for life insurance, income protection, dental and vision coverage, extended health, health spending account, pension, fitness memberships, medical, financial planning and an executive automobile. The objective of these programs is to provide a measure of income stability, and to serve as an incentive to encourage the health and well-being of employees.

Share Ownership Guidelines

The Committee supports share ownership by its executives. In December 2005, the Company introduced minimum share ownership guidelines for the current executive officer group. Individuals are expected to meet targets within five years of the introduction of the plan. The requirement reflects the value of the shares held and can be met through direct ownership or restricted share units held through the long-term Incentive Plan. Any individual who is promoted or hired into a position subject to these guidelines has five years to meet the share ownership requirement. The guidelines are as follows: President and Chief Executive Officer – 4 times base salary; Chief Financial Officer – 2 times base salary; Vice-Presidents and Treasurer – 1 times base salary.

President and Chief Executive Officer

The Compensation Committee reviews the base pay for the President and Chief Executive Officer, and the Board of Directors of the Company approved the recommendation submitted by the Committee to increase the President and Chief Executive Officer's annual base salary to $800,000 effective November 1, 2001. A competitive salary review is performed on an annual basis by an independent consultant to ensure competitiveness with the market.

The Board determines Mr. Schmidt's Short-term incentive payment based on the assessment of corporate objectives established by the Board of Directors at the beginning of each fiscal year. Based on these, the Board approved a cash bonus of $560,000 to Mr. Schmidt for 2006.

For the long-term incentive component, an award of 65,000 RSUs and 195,000 PSUs were granted to Mr. Schmidt in 2006. Further particulars of this grant are set forth under "LTIP – Awards in Most Recently Completed Financial Year."

An annual tax equalization payment equal to the difference between the income tax payable on his salary and Short-term incentive pay between Saskatchewan, Canada and California, U.S.A. in each of the last 6 fiscal years. This benefit was discontinued effective June 8, 2006.

Performance Graph

The following performance graph shows the cumulative return over the five-year period ended July 31, 2006 for the Pool's Common Shares of the Company (assuming reinvestment of dividends), compared to the S&P/TSX Composite Index. The graph shows what a $100 investment in the Pool's Common Shares and the S&P/TSX Composite Index made at the end of fiscal 2001 would be worth at the end of each the five years following the initial investment.


Saskatchewan Wheat Pool Inc. vs S&P/TSX Composite Index Five-Year Return Comparison
$180
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$110
$100
$90
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$40
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$0
SWP
S&P/TSX
July 31/01
July 31/02
July 31/03
July 31/04
July 31/05
July 31/06

Notes:
(1) The Company has not paid any dividends on the Common Shares since July 31, 2001.
(2) The S&P/TSX Composite Index is the total return index value, including dividends reinvested.

Compensation of Directors

In fiscal 2006, the Directors of the Company, excluding the Lead Director and the Chairman of the Board, received an annual retainer of $50,000 (paid quarterly) plus meeting fees of $1,500 paid for each Board or Committee meeting attended. In addition, any Director who chairs a Committee, other than the Audit Committee, received an annual retainer of $6,000 (paid quarterly) and any Director who is a member of a Committee received an annual retainer of $3,500 (paid quarterly). The Chair of the Audit Committee received an annual retainer of $12,000 (paid quarterly). The Lead Director received: (i) an annual retainer of US$100,000 (paid quarterly) and was provided annually $20,000 in a Deferred Share Unit ("DSU") grant. All Directors are reimbursed for travel and out-of-pocket expenses incurred while on Company business. The Company annually contributed up to approximately $500 towards disability and life insurance for each non-salaried Director.

The Chairman of the Board did not receive any retainer or meeting fees but received an annual stipend of $125,000 in fiscal 2006. In addition, the Chairman received an annual DSU grant of $20,000 and an annual $6,000 car allowance. He is reimbursed out-of-pocket expenses incurred while on Company business.

Effective August 1, 2006, the position of Lead Director was eliminated and the annual stipend for the Chairman of the Board was increased to $150,000. No other changes were made to director compensation.

Commencing August 1, 2005, current Directors are now required to hold $150,000 of Common Shares within five years, to be met in part through a DSU Plan. New Directors will be required to hold $150,000 of Common Shares within five years of their election to the Board, to be met in part through the DSU Plan. In addition, grants under the Management Stock Option Plan were moved into abeyance for Directors and benefit coverage was discontinued.

The DSU Plan provides that a minimum of 40% of a Director's annual retainer and meeting fees will be put into the DSU Plan until they acquire $150,000 of common shares/DSUs of the Company. Each year, Directors have the option to elect to receive a larger portion or all of their annual retainer and any additional fees in the form of DSUs. Directors contribute on a quarterly basis to the DSU Plan and these funds are utilized to purchase DSUs. The price for the DSU will be determined using the average of the last twenty trading days prior to the funds being put in. Directors are eligible to withdraw from the plan when they cease to be a member of the Board. Payments from the plan will be made either in Common Shares or cash.

CORPORATE GOVERNANCE

Composition of the Board

The Board was comprised of 12 directors in 2005-2006 and will be comprised of 11 directors following the 2006 annual meeting. The Nominating/Corporate Governance Committee is mandated to recommend a slate of directors to the Board for election by Shareholders at each annual meeting. Farmer participation on the Board is solicited through the Western Farm Leadership Co-operative Ltd, a self-governing organization funded by the Pool. This organization whose membership includes customers of the Pool provides a slate of candidates to the Pool's Nominating/Corporate Governance Committee from which it is anticipated that at least four will be selected annually to form part of the slate of candidates to be voted on by Shareholders. The remaining Board members, which includes the President and Chief Executive Officer, have been recommended by the Committee, and have been approved by the Board for subsequent election by Shareholders.

Based upon its review, the Board has concluded that, other than the President and Chief Executive Officer, the Directors of the Pool are all "independent", within the meaning of National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and Multilateral Instrument 52-110 Audit Committees ("MI 52-110") of the Canadian Securities Administrators.

The Directors whose principal occupation is farming typically continue to have a business relationship with the Pool, as agricultural producers that regularly do business with the Pool and its subsidiaries. These business relationships do not, in the opinion of the Board, result in any of the farmer-directors not being "independent" within the meaning of NI 58-101 or MI 52-110.

Commencing August 1, 2005, current Directors are required to hold $150,000 of Common Shares within five years, to be met through a Deferred Share Unit Plan. New Directors will be required to hold $150,000 of Common Shares within five years of their election to the Board, to be met through a Deferred Share Unit Plan. It is the opinion of the Board that these minimum investment requirements do not result in any of the Directors not being independent within the meaning of MI 52-110. See "Executive Compensation – Compensation of Directors."

The Board, as a whole elects from its ranks a Chairman of the Board.

The Board, in conjunction with each quarterly Board meeting, holds an in-camera session exclusive of non-independent Board members or Management.

Board Mandate

The current Board Mandate, which is reviewed on an annual basis, is attached as Appendix A.

Position Descriptions

The Board has developed position descriptions for Directors in general and specifically for the positions of President and Chief Executive Officer, and Chairman of the Board. There are no specific position descriptions for Chairs of Board Committees, although each Committee has a mandate by which its members and Chairs can be assessed.

Orientation and Continuing Education

New Directors participate in a Directors' orientation program and receive a Directors' handbook containing information on Director responsibilities, terms of reference for the Board and its committees, together with Board policies and procedures. The Board reviews Director responsibilities annually.

The Board's Nominating/Corporate Governance Committee is responsible for establishing and administering, subject to Board approval, ongoing Board development programs that include both general Board training activities and individual development activities. Development activities are specifically identified for new Directors in this program.

Code of Business Conduct

The Company enhanced its Code of Business Conduct in fiscal 2004. The Code applies to the Pool's Board of Directors, its officers and its employees, each of whom have received a copy of same. In addition, new employees are introduced to the Code as part of their orientation to the Company. The Code provides guidance on topics such as legal, workplace and environmental compliance, protection of Company assets, conflicts of interest, confidentiality and insider trading. Guidelines have been provided for reporting potential violations of the Code. In addition, the Pool has established an independent, anonymous reporting phone line that is available to Pool Directors, officers and employees.

The responsibility for monitoring compliance with the Code lies with the Audit Committee of the Board. No waivers have been granted with respect to this Code of Business Conduct since implementation. A copy of the Company's Code of Business Conduct and the Audit Committee Charter are available on the Company's website at www.the Company.com.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee which is comprised entirely of independent Directors, is mandated to recruit, assess and propose a slate of Directors for Board approval and subsequent election by Shareholders.

The Nominating/Corporate Governance Committee is also responsible for developing processes to assess Board, Committee and individual Director effectiveness and to consider the development needs of the Board as a whole and for individual Directors.

The mandate of the Nominating/Corporate Governance Committee is attached as Appendix B.

Compensation Committee

The Compensation Committee of the Board, which is comprised entirely of independent Directors, is governed by this Committee's mandate, which is attached as Appendix C.

The Compensation Committee retained a human resource consulting firm during the 2005 fiscal year to provide assistance to the Committee in assessing the appropriateness of the Company's Board and executive compensation package.

Regular Board Assessments

The Company has implemented a process through the Nominating/Corporate Governance Committee, whereby the effectiveness of its Directors both as a whole and on an individual basis is assessed annually. The Company has implemented a specific assessment process for Board Committees.

Directors

Name	Number of Board meetings attended *	First Appointed
Ryan Anderson	17	April 1998
Terry Baker	17	April 2001
Thomas Birks	17	March 2005
Vic Bruce	17	October 2002
Thomas Chambers	3*	May 2006
Leonard Haukeness	17	April 2004
Dallas Howe	17	March 2005
Rick Jensen	17	March 2004
Douglas Kitchen	17	March 2003
Harold Milavsky	17	March 2003
Herb Pinder, Jr.	17	March 2003
Mayo Schmidt	17	March 2005

*There were 17 Board meetings held in the fiscal year. Mr Chambers was appointed to the Board in May 2006 and has attended all Board meetings since his election. Mr. Gary Colter retired from the Board in March 2006 and attended all 11 Board meetings held until his retirement date.

Executive Officers

Name	Municipality	Office
Mayo Schmidt	Regina, SK	President and Chief Executive Officer
Wayne Cheeseman	Regina, SK	Chief Financial Officer
Francis Malecha	Regina, SK	Senior Vice-President, Grain Group
Raymond Dean	Regina, SK	Vice-President and General Counsel/Corporate Secretary
David Reinboth	Regina, SK	Vice-President, Human Resources
Doug Weinbender	Regina, SK	Vice-President, Agri-Products
E. Richard Wansbutter	Winnipeg, MB	Vice-President, Commercial Relations
Karl Gerrand	Portage la Prairie, MB	Vice-President, Saskatchewan Wheat Pool & President, Can-Oat
Ron Cameron	Regina, SK	Vice-President, Finance & Corporate Controller
Grant Theaker	Regina, SK	Treasurer
Paula Duguid	Regina, SK	Vice-President, Business Planning and Development
Colleen Vancha	Regina, SK	Vice-President, Investor Relations and Communications
Robert Miller	Regina, SK	Vice-President, Grain Merchandising & Logistics

Notes:

All of the above officers have been engaged for more than five years in their present positions or substantially similar positions or other executive positions with the Pool or its subsidiaries except for:

- Wayne Cheeseman, who prior to September 2003, was the Vice-President of Finance, Ontario/West Division with Molson Breweries;
- Raymond Dean, who prior to November 2003, was a Partner at Balfour Moss, Barristers & Solicitors;
- David Reinboth, who prior to May 2003, was the Vice-President Human Resources (Global) with ConAgra Malt;
- Robert Miller, who prior to April 2005, was Senior Merchandising Manager, Grain Operations at General Mills Inc.; and

- Ron Cameron, who prior to February 2005, was Vice-President & Chief Financial Officer at Saskferco Products Inc.

At July 31, 2006, the Directors and senior officers of the Pool, as a group, beneficially owned or controlled, directly or indirectly, 118,248 Common Shares of the Company, which represents 0.13% of the total outstanding Common Shares.

ADDITIONAL INFORMATION

Additional information, relating to the Company is available on the System for Electronic Document Analysis and Retrieval (SEDAR) under the Company's name at www.sedar.com. Additional financial information is contained in the Company's comparative financial statements for the year ended July 31, 2006 and the Company's Management's Discussion and Analysis relating to the same, which are available on SEDAR and on the Company's website at www.the Company.com and included in the Company's Annual Report. Shareholders may contact the Vice-President, Investor Relations and Communications, 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9, telephone (306) 569-4859 or email investor@swp.com to request copies of the Company's Consolidated Financial Statements and Management's Discussion and Analysis.

BOARD OF DIRECTORS APPROVAL

The contents and sending of this Circular have been approved by the Board.

By Order of the Board of Directors

(signed) Raymond J. Dean
Vice-President and
General Counsel/Corporate Secretary

APPENDIX A
BOARD MANDATE

Article One: Objectives

1.1 **Objectives:** The Board has the responsibility to oversee the conduct of the business of the Corporation and to supervise management who is responsible for the day-to-day conduct of the business. The Board explicitly acknowledges their role as stewards of the corporation's assets. The Board adds value by working with management to build a successful corporation and enhance value for shareholders and stakeholders. The Board's fundamental objectives are:

a. To enhance and preserve long-term value for shareholders and stakeholders;
b. To ensure that the Corporation meets its obligations on an ongoing basis; and
c. To ensure that the Corporation operates in a reliable and ethical manner in compliance with the *Canadian Business Corporations Act* (the "Act"), the bylaws of the Corporation and applicable legislation and regulation.

Article Two: Constitution of the Board

2.1 **Constitution of the Board**: The Board shall be composed of a minimum of 5 and a maximum of 15 directors elected in accordance with the requirements of the bylaws as amended from time to time. At least four directors shall be identified by the Western Farm Leadership Co-operative for consideration by the Nominating/Corporate Governance Committee of the Board. The remaining Board members shall recommend those candidates together with the remaining Board members, which will include the President and Chief Executive Officer, to the Board for approval and subsequent election by the shareholders. Independent Directors will be independent of management and free from any interest in or business relationship that may materially interfere with such director's ability to act in the best interests of the Corporation. Without limiting the foregoing, an Independent Director will not be (or have been in the two years preceding nomination) a supplier of a material amount of goods or services to the Corporation or a relative of a director or officer of the Corporation. Independent Directors shall provide diversity of background, skills and competencies for the board (e.g. financial expertise/professional background).

2.2 **Chairman of the Board**: The Board shall annually elect an Independent Director to act as Chairman of the Board. The Chairman of the Board shall not be an officer or employee of the Corporation. However, upon and by virtue of being elected Chairman of the Board the individual shall receive compensation and benefits established by the Board of Directors on recommendation from appropriate Board committees from time to time for this position.

Article Three: Procedures

3.1 **Quorum:** No business shall be conducted at any meeting of the directors unless a quorum of the directors is present at the time the meeting is called to order. The quorum shall consist of two-thirds of the directors who have been elected at the date on which notice of the meeting is given or, if notice was waived, on the date the meeting is held.

Article Four: Authority of the Board

4.1 **General Powers:** The Board of Directors has the general authority to exercise the powers of the Corporation not reserved to the shareholders, directly and indirectly, through the employees and agents of the Corporation. The Board is responsible to supervise and direct the management of the business and affairs of the Corporation in accordance with the Act, bylaws and applicable legislation and regulation. Such responsibility does not include the day-to-day management of the Corporation which has been delegated to management.

4.2 **Board Committees:** The Board of Directors shall constitute such committees of the Board of Directors as may be required, shall develop the terms of reference which set out their authority and responsibilities, shall elect or make appointments to such committees, and shall receive reports and appraise the performance of such committees. Such committees shall be comprised of a majority of Independent Directors and shall include:

- 4.2.1 Nominating/Corporate Governance Committee;
- 4.2.2 Audit Committee; and
- 4.2.3 Compensation Committee.

4.3 **Delegation:** The Board of Directors may delegate to such committees or one or more of the directors and officers of the Corporation as may be designated by the board all or any of the powers conferred on the board to such extent and in such manner as the board shall determine at the time of each such delegation excepting the following powers:

a. To submit to shareholders any question or matter requiring the approval of the shareholders;
b. To issue securities or to authorize the issue of securities in the manner and on the terms set by the Board of Directors;
c. To declare dividends;
d. To purchase, redeem or otherwise acquire shares issued by the Corporation;
e. To pay a commission on the sale of shares;
f. To approve a management proxy circular; or
g. To approve the financial statements of the Corporation.

Article Five: Corporate Responsibilities of the Board

5.1 **President and Chief Executive Officer:** The board, with the assistance of the committees identified, has the responsibility to:

a. Select and, if necessary, replace the President and Chief Executive Officer;
b. With the assistance of the Nominating/Corporate Governance Committee establish and periodically review the position description for the President and Chief Executive Officer;
c. With the assistance of the Compensation Committee, establish annual performance measures for the President and Chief Executive Officer;
d. With the assistance of the Compensation Committee, annually review the performance of the President and Chief Executive Officer against the position description and the established performance measures;
e. With the assistance of the Compensation Committee establish the compensation for the President and Chief Executive Officer;

f. With the assistance of the Compensation Committee, engage in succession planning for the position of President and Chief Executive Officer and senior officers; and
g. Provide advice and guidance to the President and Chief Executive Officer.

5.2 **Chairman of the Board:** The board, directly and with the assistance of committees identified, has the responsibility to:

a. Elect the Chairman of the Board;
b. With the assistance of the Nominating/Corporate Governance Committee establish and periodically review the position description for the Chairman of the Board;
c. With the assistance of the Nominating/Corporate Governance Committee, annually review the performance of the Chairman of the Board against the position description and any established performance measures; and
d. With the assistance of the Nominating/Corporate Governance Committee, annually review the appropriateness and form of compensation for the Chairman of the Board to ensure that such compensation reflects the responsibilities of such position.

5.3 **Senior Management**: The Board, with the assistance of the committees identified, has the responsibility to work with the President and Chief Executive Officer to:

a. Ratify and approve the appointment of senior management;
b. Monitor the performance of senior management;
c. With the assistance of the Compensation Committee, approve the compensation of senior management; and
d. With the assistance of the Compensation Committee, ensure that adequate provision has been made for training and developing management and for the orderly succession of management.

5.4 **Strategic Planning:** The Board has the responsibility to contribute to the development of the Corporation's strategic direction and to approve a strategic plan which takes into account business opportunities and business risks. The Board also has the responsibility to review regularly with management the strategic environment, the emergence of new opportunities and risks and the implications for the strategic direction of the corporation. To fulfill such responsibilities the Board will:

a. Participate in strategic planning sessions with management to identify and review the strategic environment and business risks and opportunities;
b. Continually review and approve the strategic plan of the Corporation;
c. Regularly review with management new or emerging risks/opportunities on the strategic plan of the company;
d. Monitor the implementation of the strategic plan;
e. Annually approve the operating budgets and capital budgets of the Corporation.

5.5 **Risk Management**: The Board has the responsibility to understand the principal risks of the Corporation's businesses and to ensure the Corporation achieves a proper balance between risks incurred and the potential return to shareholders. The Board is responsible for overseeing and monitoring management's system for monitoring and managing business risks. To fulfill such responsibilities, the Board will:

a. Provide oversight in the identification of business risks as part of the strategic planning process;

b. Through the Audit Committee of the Board, review the activities of the Corporation's Risk Management Committee, the Corporation's risk management policies and practices and the Corporation's internal control systems; and
c. Through the Audit Committee of the Board, review regularly the Corporation's information management systems.

5.6 **Communications Policy & Practices**: The Board is responsible for ensuring the Corporation communicates effectively with its shareholders, other stakeholders and the public generally. To fulfill such responsibilities, the Board will:
a. With the assistance of the Nominating/Corporate Governance Committee, review annually the Corporation's disclosure policy;
b. Review regularly the Corporation's investor relations activities including the relationship between the Corporation and investment dealers; and
c. With the assistance of the Audit Committee and Compensation Committee, review and approve significant shareholder communications (including the MD&A and press releases respecting quarterly results, the Annual Information Form and any Management Information Circular) to ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders, regulators and the general public on a timely and regular basis.

5.7 **Director Compensation**: The Board of Directors will, with the assistance of the Nominating/Corporate Governance Committee, annually review the adequacy and form of compensation of directors and Committee Chairs to determine whether the compensation realistically reflects the responsibilities and risks involved in being an effective director and set director compensation accordingly.

5.8 **Monitoring Management**: The Board directly and with the assistance of the identified committees has the responsibility to:
a. Monitor the Corporation's progress towards its goals and objectives and to ensure corrective action is taken as necessary;
b. Monitor results of financial plans;
c. With the assistance of the Audit Committee, monitor the Corporation's control and information systems;
d. With the assistance of the Compensation Committee, ensure the Corporation has appropriate human resources policies and practices; and
e. Ensure the Corporation has appropriate environmental policies and practices.

5.9 **Expenditure Approvals**: The board has the sole authority to approve or to delegate to a committee or specified individuals authority to approve the following:
a. Single capital expenditures exceeding $2,500,000 within the approved capital budget;
b. Single capital expenditures of up to $1,500,000 outside the approved capital budget;
c. Investments up to $2,500,000;
d. Operating expenditures outside the operating budget and exceeding $2,500,000; and
e. Disposition of assets of a value exceeding $2,500,000.

Article Six: Recruitment & Assessment

6.1 The Board, directly and through the Nominating/Corporate Governance Committee, is responsible for assessing, in light of the opportunities and risks facing the company, what competencies, skills and personal qualities are required to add value to the Company and how those competencies, skills and personal qualities will be accessed. To fulfill such responsibilities the Board, through the Nominating/Corporate Governance Committee shall annually review and consider the selection process for Directors and the director recruitment and development plans of the Corporation.

6.2 The Board, directly and through the Nominating/Corporate Governance Committee, is responsible for assessing on an annual basis the effectiveness of the Board, the Board Committees, Committee Chairs, the Chair of the Board and individual directors. The Board is responsible for reviewing the results of such assessments and determining what measures are necessary to improve effectiveness.

APPENDIX B
NOMINATING/CORPORATE GOVERNANCE COMMITTEE MANDATE

PREAMBLE:

The Board is the most senior decision-making body in Saskatchewan Wheat Pool Inc. It (i) establishes objectives for the corporation's direction through the adoption of its strategic plan; (ii) identifies the principal business risks and ensures appropriate systems are in place to manage these risks; (iii) appoints the President and Chief Executive Officer, gives direction, and assesses performance; (iv) establishes a communications policy for the corporation, and; (v) ensures the integrity of the internal control and management information systems. The Board also performs an advisory function, a trustee function, and a leadership function. All of these are vital to the growth and development of the co-operative. Individual Board members require a thorough understanding of the concepts involved.

A director is required to work toward the continual improvement of his/her knowledge and skills and to participate in training experiences in order to provide leadership toward the attainment of objectives of the organization. It is the policy of the Saskatchewan Wheat Pool Inc. to provide Board and director training experiences in keeping with the needs of the board as the senior decision-making body of the corporation.

COMPOSITION:

The Committee is a standing committee of the Board and shall consist of a majority of Independent Directors, as that term is defined by Canadian Securities Administrators, elected by the Board.

The Committee shall elect from its numbers a Chairperson of the Committee who will be responsible for the development of the committee agendas, document review and discussion of issues with senior management.

A staff person will act as secretary to the Committee.

The Committee may recommend sub-committees of its own members and/or representatives of management.

The Committee may, from time to time, solicit management and staff support for specific resource requirements.

The Committee may, from time to time, retain legal or other consultants to gather information and provide advice to the committee. In this regard, it shall be the responsibility of the Committee Chair, on behalf of and in consultation with the Committee, to pre-approve, in writing, the scope of the work to be undertaken and the fees to be incurred. Management shall prepare a report outlining all such fees incurred and present same at each quarterly meeting of the Committee.

AUTHORITY:

The Committee gets its authority from the Board. Its authority related to policy making is limited to making recommendations to the Board of Directors. The Committee may develop and recommend plans which commit the Board to participate in training or development activities.

The Committee is authorized to (i) undertake a process to assess Board of Directors effectiveness; (ii) consider the development needs of both the Board of Directors as a whole as well as for individual board members, and (iii) undertake a process for Director Peer Assessment reviews.

DUTIES AND RESPONSIBILITIES:

The Committee has the general responsibility for developing the company's approach to governance issues and submit its recommendations to the Board for approval. In particular the Committee will:

i) Ensure processes are in place to enhance and assess the effectiveness of the Board, its committees and their Chairs, the Chair of the board and each director;

ii) Analyze needs and plan for the provision of training and development policies and programs for the Board;

iii) Continually monitor the composition of the Board and required expertise and industry knowledge of board members and shall develop processes to recruit potential new board members should the need arise to fill any Board vacancies amongst the independent directors;

iv) Recommend to the Board the composition of all board committees; and

v) Review the list of candidates for directors presented by the Western Farm Leadership Co-operative ("WFLC") and, if according to the Funding Agreement between WFLC and the corporation, 4 candidates qualify as a director, recommend to the Board the slate of directors to be presented to the shareholders.

The Committee will undertake the following duties:

- Annually review, evaluate and recommend methods and processes for evaluating Board and Committee effectiveness;

- Review and recommend, for Board approval, the schedule of board meetings for each upcoming year;

- Monitor and review corporate disclosure policies, and corporate guidelines for maintaining confidentiality, and recommend changes and action required to deal with breaches of policy or guidelines;

- Review and recommend to the Board, annually, the Governance Section of the Annual Information Form, and the Management Information Circular;

- Provide guidance to management to ensure an appropriate orientation and education program for individual directors and the Board of Directors as a whole is in place;

- Periodically, review the format and quality of information and presentations provided to the Board by management;

- Maintain knowledge of latest developments with regard to corporate governance, in general, and director's duties and responsibilities in particular, and make recommendations to the Board in regard to such matters and developments as may be deemed necessary;

- Review requests from directors seeking access to professional advisors in accordance with the "Director Access to Legal or Other Professional Services Policy";

- Review such other matters of a corporate governance nature as may be directed by the board from time to time; and

- Annually review all Board Committee Terms of Reference and recommend to the Board of Directors.

Particular duties with respect to Board Training and Development include:

- Approve training and development for the Board as a whole;

- Approve individual training or development experiences for individual directors based on specific identified needs;

- Monitor and assess the value of training programs and recommend changes;

- Search out and utilize appropriate resource people as required; and

- Ensure maintenance of records of director participation in Board development activities.

TRAINING GUIDELINES:

The Committee will take into account the varying needs of individual board members and the Board of Directors as a whole. The following will be considered in needs assessment:

- The specific responsibilities of the individual board member;

- Individual competencies of board members;

- Individual experience within the control structure of the Saskatchewan Wheat Pool Inc.; and

- The experience gained by involvement in other organizations.

Training and development experiences for board members should be provided in order to:

- Increase individual communications skills (verbal, presentational, and writing);
- Provide for a productive relationship with management and staff;
- Increase understanding of management responsibilities, human resource needs, financing the organization, operating policies, and programs;
- Broaden individual understanding of the economic and social environment in Saskatchewan and Canada;
- Increase understanding of the policy development process in the Pool and the policy advancement process with governments; and
- Develop skills for the planning and review of performance of the President and Chief Executive Officer.

PROCEDURES AND BUDGET:

Meetings shall be convened by the Chair and will normally be associated with regular quarterly meetings of the Board. Other meetings may be convened as necessary.

Meeting agendas will be developed by the committee Chair and secretary.

Minutes of committee meetings will be sent to all board members and relevant executive and management staff. Reports on the conduct of the meetings will be made to the Board.

The Committee does not have its own budget. Committee member fees and expenses are budgeted as general board costs.

TERMS OF REFERENCE REVIEW:

The Committee will review its terms of reference annually and recommend any changes to the Board of Directors.

APPENDIX C
COMPENSATION COMMITTEE MANDATE

CONSTITUTION

The Compensation Committee is a standing committee of the Board of Directors to advise the Board with respect to compensation policy generally and specific responsibilities which follow.

The Committee is a standing committee of the Board and shall consist of Independent Directors, as that term is defined by Canadian Securities Administrators, elected by the Board. The Chair of the Committee shall be selected from the members of the committee.

The Committee shall meet at least three times annually with such additional meetings as may be required. A meeting can be requested by the Chair or any two members of the Committee. A quorum shall consist of three members.

The Committee may appoint a Secretary to keep minutes of the meetings. Such minutes shall be distributed to Committee members, filed with the General Counsel of the Company, and made available to directors by posting on the Directors Website. A verbal report to the full Board shall be made at the next meeting of the Board of Directors.

The Committee may, from time to time, retain legal or other consultants to gather information and provide advice to the Committee. In this regard, it shall be the responsibility of the Committee Chair, on behalf of and in consultation with the Committee, to pre-approve, in writing the scope of the work to be undertaken and the fees to be incurred. Management shall prepare a report outlining all such fees incurred and present same at each quarterly meeting of the Committee.

The authority of the Committee shall be limited to providing recommendations to the Board of Directors unless the Board has specifically delegated otherwise.

RESPONSIBILITIES

The role of the Committee includes the following:

1. To recommend annually a compensation policy for the Company within the context of the formal corporate strategic plan and the compensation philosophy therein.
2. To recommend to the Board, and review annually, President and Chief Executive Officer ("CEO") compensation. In addition, and related to this process, the committee shall preside over an annual performance review of the CEO and the setting of specific objectives for the following year.
3. To recommend to the Board for approval all forms of compensation of the Officers of the Company in conjunction with the recommendations of the CEO.
4. To review management recommendations for all forms of compensation for out of scope employees, collective bargaining mandates, and tentative agreements.
5. To establish and review annually with the Board a succession planning process including professional development and an emergency replacement plan.

6. To preside over all compensation aspects of Company disclosure including but not limited to the Executive Compensation section, in the Company's Annual Information Form.
7. To review annually the Terms of Reference of the Committee and recommend changes, if any, to the Nominating/Corporate Governance Committee and to the Board.